Filed Pursuant to Rule 424b(4)
Under the Securities Act of 1933
Registration No. 333-127792
and Registration No. 333-129085
2,096,538 Shares
OLD LINE BANCSHARES, INC.
Common Stock
     We are a single-bank holding company currently headquartered in Waldorf, Maryland, which is located approximately 10 miles south of Andrews Air Force Base and 25 miles southeast of Washington, D.C. We own and operate Old Line Bank, a Maryland state-chartered bank that opened for business in November 1989. We serve the suburban Maryland (Washington, D.C. suburbs) counties of Prince George’s and Charles as well as the greater Washington, D.C. metropolitan area through four branch offices and a loan production office.
     We are offering 2,096,538 shares of our common stock on a best efforts basis.
     Our common stock is quoted on the NASDAQ SmallCap Market under the symbol “OLBK.” On October 17, 2005, the closing sales price of our common stock was $10.47 per share.
     These shares are offered by our underwriter, as our selling agent, on a best efforts basis and subject to certain other conditions, including the right to reject any order in whole or in part. Because the offering is being conducted on a best efforts basis, the underwriter is not required to sell any minimum number or dollar amount of the shares and is not obligated to purchase the shares if they are not sold to the public. Funds received by the underwriter from investors in the offering will be deposited at, and held by, an independent escrow agent in a non-interest bearing account pending closing. Other than approval by the underwriter, there are no conditions to the release of funds from escrow. We anticipate that delivery of the shares will be made on or about October 21, 2005.

     Investing in our common stock involves risks. You should read the “Risk Factors” section beginning on page 8 of this prospectus before buying shares of common stock.
     Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of the common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
     The shares of common stock offered are not deposit accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

		Underwriting
	Offering Price	Commissions(1)	Proceeds to Us(2)
Per Share	$9.75	$0.4875	$9.2625
Total	$20,441,246	$1,022,062	$19,419,184

(1)	Payable to McKinnon & Company, Inc., our underwriter. We have agreed to indemnify the underwriter against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See “Plan of Distribution.”

(2)	Before deducting expenses of the offering payable by us estimated at approximately $222,000. See “Use of Proceeds.”

McKinnon & Company, Inc.
The date of this prospectus is October 18, 2005.

OLD LINE BANK

MARYLAND
Baltimore
Washington, DC
VIRGINIA
Greenbelt
Crofton
College Park
Bowie
Annapolis
Clinton
Accokeek
Waldorf
1641 Route 3 North
Crofton, MD
(First Half 2006)
Greenbelt
Loan Production Office
9658 Baltimore Ave.
College Park, MD
(New Branch 2008)
NEW HEADQUARTERS
1525 Pointer Ridge Pl.
Bowie, MD
(First Quarter 2006)
7801 Old Branch Ave.
Clinton, MD
1508 Livingston Rd.
Accokeek, MD
CURRENT HEADQUARTERS
2995 Crain Hwy.
Waldorf, MD
12080 Old Line Ctr.
Waldorf, MD
Old Line Marine Employees:
Annapolis, Maryland; Waldorf, Maryland and Norfolk, Virginia
MARYLAND
Baltimore
Washington, DC
Richmond
VIRGINIA
Norfolk

PROSPECTUS SUMMARY
     This summary highlights information about our company and the offering. You should read the entire prospectus carefully, including the financial statements and notes to the financial statements. You should also consider carefully the information set forth under the heading “Risk Factors” before making any investment decision on our common stock.
     All share amounts and dollar amounts per share with regard to the common stock have been adjusted, unless otherwise indicated, to reflect Old Line Bank’s one for two stock exchange in June 2002, our 200% stock dividend paid on October 10, 2003 and our 20% stock dividend paid on March 24, 2005. The one for two stock exchange was completed in order to accommodate certain provisions of Maryland law in connection with Old Line Bank’s conversion from a federal to a state bank charter. The 200% stock dividend was paid to meet the listing requirements of the Nasdaq SmallCap Market.
Old Line Bancshares, Inc.
     We are a single-bank holding company currently headquartered in Waldorf, Maryland, approximately 10 miles south of Andrews Air Force Base and 25 miles southeast of Washington, D.C. We were incorporated in Maryland on April 11, 2003, and acquired all of the shares of Old Line Bank in a statutory share exchange on September 15, 2003. Our primary asset is our banking subsidiary, Old Line Bank.
     Old Line Bank has four full service branch offices in suburban Maryland (Washington, D.C. suburbs). Two branches are in Charles County, Maryland, including the main branch in Waldorf, Maryland, and two branches are in Prince George’s County, Maryland.
     In August 2005, Old Line Bank opened a loan production office in Prince George’s County. The loan production office houses our new three-person team of loan officers. This team, which joined us in August 2005 from a large southeastern regional bank, has a history of generating a high volume of commercial, construction and commercial real estate loans in our market.
     During the first half of 2006, Old Line Bank plans to open new branches in Bowie, Prince George’s County, Maryland and Crofton, Anne Arundel County, Maryland. In January 2008, Old Line Bank plans to open a new branch in College Park, Prince George’s County, Maryland in the same building that houses our new team of loan officers.
     In addition to owning the capital stock of Old Line Bank, we have a 50% equity investment in a real estate investment limited liability company named Pointer Ridge Office Investment, LLC. Among other things, Pointer Ridge was organized to construct a commercial office building at the intersection of Pointer Ridge Road and Route 301 in Bowie, Maryland. Once completed, we intend to lease approximately half of this building for our main office (moving our existing main office from Waldorf, Maryland) and to operate a branch of Old Line Bank from this address. We anticipate that we will move into this building during the first quarter of 2006.
     Our main banking office and principal executive offices are located at 2995 Crain Highway, Waldorf, Maryland 20601. Our telephone number is (301) 645-0333 or (301) 843-5552. We maintain a website at www.oldlinebank.com. Information on the website is not incorporated by reference into this prospectus and is not a part of this prospectus.
Performance Highlights
     Since 1994, when we hired James W. Cornelsen, our President and Chief Executive Officer, we have accomplished the following:
•	Assembled a management team consisting of commercial bankers from our local market who each have over 20 years of banking experience;

•	Reported 11 consecutive years of profitability despite the costs associated with opening new branches;

•	Expanded our market area within Charles County and into Prince George’s County, Maryland, which is part of the fastest growing region in the State of Maryland, is within the Washington standard metropolitan statistical area and borders the Washington Beltway;

•	Increased our commercial business, commercial real estate, construction, home equity and consumer loans and attracted an increasing level of core deposits, with total assets at year-end since 2000 increasing by 22.44%, 19.47%, 23.93% and 26.84% respectively over the prior year and by 36.57% at June 30, 2005 compared to June 30, 2004.

•	Kept our level of non-performing assets at essentially zero as of the end of each of the last seven years; and

•	Paid an increasing cash dividend in each of the last four years, including $0.10 per share in 2004.
     To fund our growth, in June 2003, Old Line Bank conducted a public offering and raised approximately $6.9 million of net offering proceeds. As a result, in part, of that offering, since June 30, 2003 to June 30, 2005:
•	Assets increased by $41.4 million from $93.8 million to $135.2 million;

•	Net loans increased by $40.7 million from $50.6 million to $91.3 million;

•	Investment securities increased by $1.2 million from $15.7 million to $16.9 million; and

•	Deposits increased by $30.1 million from $75.9 million to $106.0 million.
     Over the last two and one half years, our business model has produced strong operating results, as follows:
•	For the years ended December 31, 2002, 2003 and 2004, net income grew from $337,869 to $470,262 to $816,641. For the six months ended June 30, 2004 and 2005, net income grew from $330,701 to $469,484.

•	For the year ended December 31, 2002 compared to the year ended December 31, 2004, earnings per share diluted grew from $0.32 to $0.38. Earnings per share diluted for the year ended December 31, 2003 was $0.28. A decline in 2003 as compared to 2002 was anticipated due to the additional capital and additional shares from the stock offering.

•	For the years ended December 31, 2002, 2003 and 2004, book value per share grew from $5.51 to $6.08 to $6.33. For the six months ended June 30, 2004 and 2005, book value grew from $6.07 to $6.49.

•	For the years ended December 31, 2002, 2003 and 2004, our return on average assets increased from 0.53% to 0.58% to 0.82%. For the six months ended June 30, 2004 and 2005, our return on average assets increased from to 0.71% to 0.77%.
     Since January 1, 2002, we have had net charge-offs of $46,625. Our allowance for loan losses to total loans was 0.95% at June 30, 2005.
Business Strategy
     We engage in a general commercial banking business, making various types of loans and accepting deposits. We market our financial services to small to medium sized businesses, entrepreneurs, professionals, consumers and high net worth clients. Our current primary market area is the suburban Maryland (Washington, D.C. suburbs) counties of Prince George’s and Charles. We also target customers throughout the greater Washington, D.C. metropolitan area.

     Our principal source of revenue is interest income and fees generated by lending and investing funds on deposit. We typically balance the loan and investment portfolio towards loans since they earn more attractive returns and serve as a source of customer referrals.
     We have based our strategic plan on the premise of enhancing stockholder value and growth through branching and operating profits. Our short-term goals include maintaining credit quality, creating an attractive branch network, expanding fee income, generating extensions of core banking services and using technology to maximize stockholder value.
Branch Expansion
     We believe a natural evolution of a community-focused bank like Old Line Bank is to expand the delivery channels via the branch network. We are planning to expand in Prince George’s County and Anne Arundel County, Maryland, and may expand in Charles County and contiguous northern and western counties, such as Montgomery County and Howard County, Maryland.
     As described above, we plan to open a new branch and move our headquarters to the Pointer Ridge location in Bowie, Maryland during the first quarter of 2006.
     In August 2004, we announced plans to open a branch in Crofton, Maryland in Anne Arundel County, located at 1641 Route 3 North, Crofton, Maryland, approximately 10 miles north of Pointer Ridge, the anticipated new Bowie, Maryland main office. We had planned to open that branch in the fourth quarter of 2005 or the first quarter of 2006. However, the owner of the property experienced engineering delays related to the construction of the facility. The owner has informed us that he has resolved the engineering items and we anticipate the owner will receive a building permit during the fourth quarter of 2005. We expect the branch to open in the first or second quarter of 2006.
     We plan to open a new branch in College Park (Prince George’s County), Maryland in the same building as the loan production office that houses our new team of loan officers. Our lease provides that we will lease the branch space in January 2008 when the existing branch of a large southeastern regional bank moves from the space.
     Expansion of Commercial, Construction and Commercial Real Estate Lending
     In August 2005, we added a team of three experienced, highly skilled loan officers to our staff. Each of these individuals has over 25 years of commercial banking experience and was employed by a large southeastern regional bank with offices in the suburban Maryland market prior to joining us. These individuals have worked in our market area for approximately 18 years, have worked together as a team for over 14 years and have a history of successfully generating a high volume of commercial, construction and commercial real estate loans. As indicated above, this team operates from our College Park, Maryland loan production office.
     We expect that the addition of these individuals will cause an increase in salary and benefit expenses and an increase in rent expense. By the fourth quarter of 2005, we anticipate the addition of these loan officers will cause a positive impact on loan growth and an increase in net interest income.
     Old Line Marine Division
     In February 2005, we established Old Line Marine as a division of Old Line Bank to serve as a boat loan broker and to originate loans for Old Line Bank. We hired a veteran in the marine lending industry with over 27 years of experience to head this division, in addition to two brokers with prior experience in the boat industry. The primary loan origination location for this division is Annapolis, Maryland. We also service the Norfolk, Virginia market. Prior to joining us, each of these individuals operated as brokers in these markets and was a major source of referrals to Old Line Bank. We conduct secondary market activity in our marine division as a broker and we earn a fee. In addition to increasing our non-interest income, we expect to capitalize on our relationships with high net worth individuals as a result of loans we make through this division.

     Of the approximately $3.9 million in boat loans originated by Old Line Marine during the first six months of 2005, we retained approximately $2.3 million in our portfolio. The average loan originated by Old Line Marine that we retained was $195,000, with a twenty-year term and a fixed interest rate. The average loan for which Old Line Marine served as a broker and we earned a fee was $228,000 with an eighteen and one half year term and a fixed interest rate.
     The establishment of this division increased non-interest expense by $61,345 for the six months ended June 30, 2005 and increased non-interest revenue by $25,757 during the same period. By the fourth quarter of 2005, we anticipate this division will have a modest, positive impact on net income.
     Other Opportunities
     We use the Internet and technology to augment our growth plans. Currently, we offer our customers image technology, telephone banking and Internet banking with on-line account access. We will continue to evaluate cost effective ways that technology can enhance our management, products and services.
     We plan to take advantage of strategic opportunities presented to us via mergers occurring in our marketplace. For example, we may purchase branches that other banks close or lease branch space from other banks. We currently have no specific plans regarding acquisitions of existing financial institutions or branches thereof.
Primary Market Area
     We consider our current primary market area to consist of the suburban Maryland (Washington, D.C. suburbs) counties of Prince George’s and Charles. The economy in our current primary market area has focused on real estate development, high technology, retail and the government sector.
     Our current corporate headquarters and two of our branch offices are located in Waldorf, Maryland in Charles County. Just 15 miles south of the Washington Capital Beltway, Charles County is the gateway to Southern Maryland. The northern part of Charles County is the “development district” where the commercial, residential and business growth is focused. Waldorf, White Plains and the planned community of St. Charles are located here.
     A critical component of our strategic plan and future growth is Prince George’s County. Prince George’s County wraps around the eastern boundary of Washington, D.C. and offers urban, suburban and rural settings for employers and residents. There are several national and international airports less than an hour away, as is Baltimore. We currently have two branch locations in Prince George’s County. In the first quarter of 2006, we expect to move our headquarters location from Waldorf, Maryland to the Pointer Ridge location in Bowie, Maryland in Prince George’s County. We also plan to establish a new branch at the Pointer Ridge location. In August 2005, we opened a loan production office in College Park, Prince George’s County. In 2008, we intend to open a branch in the office building in which the loan production office is located.
     We also plan to expand to Anne Arundel County through the opening of a branch at 1641 State Route 3 North in Crofton. Anne Arundel County borders the Chesapeake Bay and is situated in the high-tech corridor between Baltimore and Washington, D.C. With over 534 miles of shoreline, it provides waterfront living to many residential communities. Annapolis, the State Capital and home to the Naval Academy, and Baltimore/Washington International Airport (BWI), are located in Anne Arundel County. Anne Arundel County has one of the strongest economies in the State of Maryland and its unemployment rate is consistently below the national average.

THE OFFERING

Common Stock Offered	2,096,538 shares of common stock.

Best Efforts Offering	This is a best efforts offering, in which the underwriter will use its best efforts to sell the shares of common stock we are offering. The underwriter is not required to sell any minimum number or dollar amount of shares of common stock. Our management will have broad discretion in determining the specific timing and use of the offering proceeds. See “Risk Factors — We will have broad discretion over the use of the net proceeds of this offering and may not allocate the proceeds in the most profitable manner.”

Common Stock Outstanding	As of the date of this prospectus, we had 2,152,360.5 shares of common stock outstanding. Assuming the sale of all 2,096,538 shares in the offering, we would have 4,248,898.5 shares of common stock issued and outstanding. The projected number of shares outstanding does not include 126,820 shares of common stock issuable upon exercise of vested and unvested outstanding options.

Use of Proceeds	We intend to use the net proceeds from the offering to provide additional capital to Old Line Bank to support its growth and expansion. See “Use of Proceeds.”

Current Ownership by Our Management	Our directors and executive officers currently own 385,523 shares of our common stock (excluding options), or 17.91% of our outstanding common stock. Some of our directors and executive officers have indicated to us informally that they intend to purchase additional shares of common stock in the offering.

NASDAQ SmallCap Market Symbol	OLBK

Risk Factors	You should carefully read the “Risk Factors” section in this prospectus before making any investment decision or purchasing any shares of common stock.

SUMMARY FINANCIAL DATA
     The following table sets forth summary consolidated financial information for Old Line Bancshares, Inc. We derived the information for the five years ended December 31, 2004 from our consolidated financial statements and the financial statements of Old Line Bank (prior to 2003). We derived the financial information for the six-month period ended June 30, 2005 and 2004 from our unaudited consolidated financial statements. In our opinion, we have included all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of results for the selected financial information and other financial data presented herein. This information should be read together with “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the six-month period ended June 30, 2005 are not necessarily indicative of results that may be expected for the full year ending December 31, 2005.

	Unaudited
	Six Months
	Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
			(Dollars in thousands, except per share data)
Income Statement Data:
Net interest income	$2,199	$1,678	$3,727	$2,799	$2,291	$1,888	$1,825
Provision for loan losses	125	90	220	162	144	78	26
Non-interest income	263	272	554	537	440	321	296
Non-interest expense	1,609	1,349	2,806	2,479	2,084	1,660	1,631
Income taxes	258	180	438	225	165	156	158
Net income	469	331	817	470	338	315	306

Per Share and Shares Outstanding Data: (1)
Basic net income	$0.22	$0.16	$0.38	$0.29	$0.33	$0.31	$0.30
Fully diluted net income	0.22	0.15	0.38	0.28	0.32	0.30	0.29
Cash dividends declared	0.049	0.050	0.100	0.075	0.067	0.056	0.00
Book value at period end	$6.49	$6.07	$6.33	$6.08	$5.51	$5.20	$4.88
Shares outstanding, period end	2,146,060	2,131,673	2,131,673	2,108,273	1,031,873	1,031,873	1,031,873
Average shares outstanding, basic	2,140,149	2,123,988	2,127,837	1,636,426	1,031,873	1,031,873	1,031,873
Average shares outstanding, diluted	2,171,603	2,158,971	2,163,915	1,674,360	1,048,883	1,037,604	1,036,211

Balance Sheet Data:
Total assets	$135,211	$99,007	$113,569	$89,536	$72,245	$60,469	$49,388
Total loans, net	91,282	67,186	81,505	59,518	43,059	33,733	26,861
Total investment securities	16,871	18,951	17,817	19,185	18,739	15,757	9,952
Total deposits	105,992	79,782	88,965	69,325	62,256	50,837	40,145
Stockholders’ equity	13,929	12,933	13,494	12,828	5,687	5,362	5,035

Performance Ratios:
Return on average assets(2)	0.77%	0.71%	0.82%	0.58%	0.53%	0.59%	0.69%
Return on average equity(1)(2)	6.94	5.25	6.27	5.12	6.40	6.02	6.42
Net interest margin(2)	3.88	3.94	4.07	3.75	3.84	3.91	4.59

Asset Quality Ratios:
Allowance to period-end loans	0.95%	0.94%	0.91%	0.91%	0.90%	0.79%	0.93%
Non-performing assets to total assets	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Non-performing assets to provision for loan losses	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Capital Ratios:
Tier I risk-based capital	13.6%	17.8%	15.4%	19.4%	10.9%	13.1%	14.7%
Total risk-based capital	14.5	18.7	16.3	20.2	11.7	13.7	15.4
Leverage capital ratio	11.1	13.7	12.7	14.7	7.9	9.2	11.4
Total equity to total assets	10.4	13.3	12.0	14.4	7.7	8.8	10.3
Dividend payout ratio for period	22.4	32.2	26.1	17.1	20.4	18.2	00.0

(1)	All share amounts and dollar amounts per share with regard to the common stock have been adjusted, unless otherwise indicated, to reflect Old Line Bank’s one for two stock exchange in June 2002, our 200% stock dividend paid on October 10, 2003 and our 20% stock dividend paid on March 24, 2005.

(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operating – Reconciliation of Non-GAAP Measures.”

RISK FACTORS
An investment in our common stock involves risk, and you should not invest in our common stock unless you can afford to lose some or all of your investment. You should carefully read the risks described below, together with all of the other information included in this prospectus, before you decide to buy any of our common stock. Our business, prospects, financial condition and results of operations could be harmed by any of the following risks or other risks which we have not identified or which we believe are immaterial or unlikely.
Risks Relating to Our Business
We depend on the services of key personnel. The loss of any of these personnel could disrupt our operations and our business could suffer. Our success depends substantially on the skills and abilities of our senior management team, including Mr. Cornelsen, our President and Chief Executive Officer, Mr. Burnett, our Senior Vice President and Chief Lending Officer, and Ms. Rush our Senior Vice President, Chief Financial Officer and Chief Credit Officer. They provide valuable services to us and would be difficult to replace. Although we have entered into employment agreements with these executives, the existence of such agreements does not assure that we will be able to retain their services. See “Management-Employment Agreements” for additional details.
Also, our growth and success and our anticipated future growth and success, in a large part, is due and we anticipate will be due to the relationships maintained by our banking executives with our customers. The loss of services of one or more of these executives or other key employees could have a material adverse effect on our operations and our business could suffer. The three experienced commercial lenders that we recently hired are not a party to any employment agreement with us and they could terminate their employment with us at any time and for any reason.
Our growth and expansion strategy may not be successful. We intend to use the proceeds of the offering to support further growth in the level of our assets and deposits and to add branches to our banking network. Our ability to grow depends upon our ability to open new branches, attract new deposits, identify loan and investment opportunities and maintain adequate capital levels. We may also grow through acquisitions of existing financial institutions or branches thereof. There are no guarantees that our expansion strategies will be successful. See “Use of Proceeds.”
We recently hired three experienced commercial lenders from a large southeastern regional bank and we anticipate that they will be successful in growing our loan portfolio. However, these lending officers do not have a track record with us and we cannot guaranty that they will be successful. We will incur additional costs associated with these individuals which will increase our non-interest expense. Over time, we anticipate that the interest income generated by their efforts will more than offset the additional expense, but there can be no assurance that will be the case. Also, we may be required to make additional investments in equipment and personnel to manage the anticipated and/or actual loan growth, which would also increase our non-interest expense.
During the first half of 2006, we intend to open a new branch in Crofton in Anne Arundel County, Maryland and to move our main office from Waldorf, Maryland in Charles County, Maryland to Bowie, Maryland in Prince George’s County and to open a branch in Bowie. In January 2008, we intend to open a branch in College Park in Prince George’s County. With respect to these branches or any other branches that we may open, we may not be able to correctly identify profitable or growing markets for such new branches. If we were to acquire another financial institution or branch thereof, we may not be able to integrate the institution or branch into our operations. Also, the costs to start up new branch facilities or to acquire existing financial institutions or branches thereof, and the additional costs to operate these facilities, will increase our non-interest expense. It may also be difficult to adequately and profitably manage the anticipated growth from the new branches or acquisitions and we may not be able to maintain the relatively low levels of charge-offs and nonperforming loans that we have experienced.
If we grow too quickly and are not able to control costs and maintain asset quality, growth could materially adversely affect our financial performance.
Our focus on commercial and real estate loans may increase the risk of credit losses. We offer a variety of loans including commercial business loans, commercial real estate loans, construction loans, home equity loans and consumer loans, which includes luxury boat financing. We secure many of our loans with real estate (both residential and commercial) in the Maryland suburbs of Washington, D.C. We believe our credit underwriting adequately considers the underlying collateral in the evaluation process, however a major change in the real estate market could have an adverse effect on our customers, which in turn could adversely impact us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Loan Portfolio.”
Our marine brokerage division may not be successful. In February 2005, we established Old Line Marine as a division of Old Line Bank to serve as a boat loan broker and to originate loans for Old Line Bank. The establishment of this division increased non-interest expense by $61,345 for the six months ended June 30, 2005 and increased non-interest revenue by $25,757 during the same period. We may not be successful in generating sufficient volume from this division to exceed the division’s costs. Also, the investors to whom we broker loans will, among other things, evaluate our financial performance and the underlying performance of the loans we broker. If any of the investors to whom we broker loans terminate their relationships with us and we are not able to enter into new relationships with other investors it could adversely affect the success of this division. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Old Line Marine Division.”
If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease. We maintain an allowance for loan losses that we believe is adequate for absorbing any potential losses in our loan portfolio. Management, through a periodic review and consideration of the loan portfolio, determines the amount of the allowance for loan losses. Although we believe the allowance for loan losses is adequate to absorb probable losses in our loan portfolio, we cannot predict such losses or that our allowance will be adequate in the future. If management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, our earnings will suffer. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Provision for Loan Losses.”
Our profitability depends on interest rates and changes in monetary policy may impact us. Our results of operations depend to a large extent on our “net interest income,” which is the difference between the interest expense incurred in connection with our interest-bearing liabilities, such as interest on deposit accounts, and the interest income received from our interest-earning assets, such as loans and investment securities. Interest rates, because they are influenced by, among other things, expectations about future events, including the level of economic activity, federal monetary and fiscal policy and geo-political stability, are not predictable or controllable. In addition, competitive factors heavily influence the interest rates we can earn on our loan and investment portfolios and the interest rates we pay on our deposits. Community banks are often at a competitive disadvantage in managing their cost of funds compared to the large regional, super-regional or national banks that have access to the national and international capital markets. These factors influence our ability to maintain a stable net interest margin.
We seek to maintain a neutral position in terms of the volume of assets and liabilities that mature or re-price during any period so that we may reasonably predict our net interest margin; however, interest rate fluctuations, loan prepayments, loan production and deposit flows are constantly changing and influence our ability to maintain this neutral position. Generally speaking, our earnings will be more sensitive to fluctuations in interest rates the greater the variance in volume of assets and liabilities that mature and re-price in any period. The extent and duration of the sensitivity will depend on the cumulative variance over time, the velocity and direction of interest rates, and whether we are more asset sensitive or liability sensitive. Accordingly, we may not be successful in maintaining this neutral position and, as a result, our net interest margin may suffer. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Interest Rate Sensitivity and Interest Rate Risk Management.”
The market value of our investments could negatively impact stockholders’ equity. Approximately 86.94% of our securities investment portfolio at June 30, 2005 (and 10.85% of total assets) has been designated as available for sale pursuant to Statement of Financial Accounting Standards (SFAS) No. 115 relating to accounting for investments. SFAS 115 requires that unrealized gains and losses in the estimated value of the available for sale portfolio be “marked to market” and reflected as a separate item in stockholders’ equity, net of tax. As of June 30, 2005, we had unrealized losses in our available for sale portfolio of $178,962 ($109,847 net of taxes). If the market value of the available for sale investment portfolio declines further, it will cause a corresponding decline in stockholders’ equity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investment Securities.”
Because Old Line Bank serves a limited market area in Maryland, an economic downturn in our market area could more adversely affect us than it affects our larger competitors that are more geographically diverse. Our current primary market area consists of the suburban Maryland (Washington, D.C. suburbs) counties of Prince George’s and Charles. We are expanding in Prince George’s County and Anne Arundel County, Maryland, and may

expand in contiguous northern and western counties, such as Montgomery County and Howard County, Maryland. However, broad geographic diversification is not currently part of our community bank focus. As a result, if our market area suffers an economic downturn, it may more severely affect our business and financial condition than it affects larger bank competitors. Our larger competitors serve more geographically diverse market areas, parts of which may not be affected by the same economic conditions that may exist in our market area. See “Business — Location and Market Area.”
Old Line Bank faces substantial competition which could adversely affect our growth and operating results. Old Line Bank operates in a competitive market for financial services and faces intense competition from other financial institutions both in making loans and in attracting deposits. Many of these financial institutions have been in business for many years, are significantly larger, have established customer bases, have greater financial resources and lending limits than Old Line Bank, and are able to offer certain services that we are not able to offer.
We face limits on our ability to lend. We are limited in the amount we can lend to a single borrower by the amount of our capital. Generally, under current law, we may lend up to 15% of our unimpaired capital and surplus to any one borrower. As of June 30, 2005, we were able to lend approximately $2.1 million to any one borrower. This amount is significantly less than that of many of our competitors and may discourage potential borrowers who have credit needs in excess of our legal lending limit from doing business with us. We generally try to accommodate larger loans by selling participations in those loans to other financial institutions, but this strategy is not always available. We cannot assure you that we will be able to attract or maintain customers seeking larger loans or that we will be able to sell participations in such loans on terms we consider favorable. We believe that the additional capital from the offering will enable us to make larger loans, but there can be no assurance that we will be successful in this regard. See “Supervision and Regulation — Capital Adequacy Guidelines.”
Our need to comply with extensive and complex governmental regulation could have an adverse effect on our business and our growth strategy. The banking industry is subject to extensive regulation by state and federal banking authorities. Many of these regulations are intended to protect depositors, the public or the Federal Deposit Insurance Corporation insurance funds, not stockholders. Regulatory requirements affect our lending practices, capital structure, investment practices, dividend policy and many other aspects of our business. These requirements may constrain our rate of growth and changes in regulations could adversely affect us. The burden imposed by these federal and state regulations may place banks in general, and Old Line Bank specifically, at a competitive disadvantage compared to less regulated competitors. In addition, the cost of compliance with regulatory requirements could adversely affect our ability to operate profitably.
In addition, because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices. See “Supervision and Regulation.”
Our Stock Benefit Plans Will Increase Our Expenses, Which May Reduce Our Profitability and Stockholders’ Equity. Pursuant to our compensation plans, we expect to grant additional stock options. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” which will apply to us beginning in 2006. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and requires such transactions be accounted for using a fair-value-based method and the resulting cost to be recognized in the financial statements over the option vesting periods. Recording compensation expense in our statement of income for stock options using the fair value method could have a significant negative effect on our reported financial results, particularly if we grant a significant number of options in future periods. See “Management — Executive Compensation.”
Our Stock-based Benefit Plans May Dilute Your Ownership Interest.   We have adopted and our shareholders have approved stock option plans and an equity incentive plan, and we have issued, and intend to issue in the future options to our officers, directors and employees pursuant to these plans. In total, as of June 30, 2005, we may issue 365,500 shares of common stock and options to purchase common stock under these plans. If we sell 10%, 50% or 100% of the shares being offered, your ownership percentage would decrease by approximately 1.20%, 3.37% and 3.92% if all of the 365,500 shares are issued pursuant to these plans.
The costs of being a public company are proportionately higher for small companies like us due to the requirement of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by Securities and Exchange Commission have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. These regulations are applicable to our company. We expect to experience increasing compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley

Act. These necessary costs are proportionately higher for a company of our size and will affect our profitability more than that of some of our larger competitors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity.”
The interest of our director Frank Lucente in Pointer Ridge Office Investment, LLC (“Pointer Ridge”) creates potential conflicts of interest for us. Mr. Lucente, who is the Vice Chairman of our and Old Line Bank’s Board of Directors, controls 25% of Pointer Ridge and controls the manager of Pointer Ridge. We control 50% of our Pointer Ridge. Among other things, Pointer Ridge was organized to construct a commercial office building at the intersection of Pointer Ridge Road and Route 301 in Bowie, Maryland. Once completed, we intend to lease approximately half of this building for our main office (moving our existing main office from Waldorf, Maryland) and to operate a branch of Old Line Bank from this address.
     We anticipate that Pointer Ridge will borrow approximately $6,000,000 for the construction of the building. We will be required to guaranty the construction of the building and will be required to guarantee the payment of up to fifty percent (50%) of all costs and expenses incurred in completing the construction of the building, provided, in either case, that the lender continues to advance sums under the loan. Also, entities controlled by Mr. Lucente may perform services and receive fees from Pointer Ridge.
     Mr. Lucente and/or entities he controls will directly benefit from Pointer Ridge, including as a result of our investment in Pointer Ridge, our guaranty of certain of Pointer Ridge’s obligations, our leasing of approximately 50% of the building being constructed by Pointer Ridge and any fees earned by services performed for Pointer Ridge.
Risks Related to the Offering
This is a best efforts offering and you may be one of only a small number of investors in the offering. As a result, we may use a substantial percentage of the offering proceeds to pay for offering expenses and not to implement our business plans. This is a best efforts offering with no minimum of shares that must be sold. The underwriter will use its best efforts to sell the common stock that we are offering and, there is no firm commitment by the underwriter to sell any minimum dollar amount or number of shares. To the extent that the underwriter sells significantly less than the total number of shares that we are offering through this prospectus, you may be one of only a small number of investors in this offering, and we may use a substantial percentage of the offering proceeds to pay for the offering expenses, and not for the purposes identified under the caption “Use of Proceeds.” Any funds received from an investor will be available to us, regardless of the number of shares sold, and will not be refunded to the investor. For example, if we sell only 10% of the shares that we are offering, or 209,654 shares, at the public offering price of $9.75, we would have gross offering proceeds of $2,044,125. Under that scenario, we estimate that we would use approximately 18% of that amount to pay the underwriter’s commission and estimated expenses of the offering. See “Use of Proceeds.”
We will have broad discretion over the use of the net proceeds of this offering and may not allocate the proceeds in the most profitable manner. Our management will have broad discretion in determining the specific timing and use of 100% of the offering proceeds. Until utilized, we anticipate that we will invest the net offering proceeds in liquid assets. We have not otherwise made a specific allocation for the use of the net proceeds. Therefore, our management will have broad discretion as to the timing and specific application of the net proceeds, and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will use in applying the net proceeds. Although we intend to use the net proceeds to serve our best interests, our application may not ultimately reflect the most profitable application of the net proceeds. See “Use of Proceeds.”
Stock ownership by our directors and executive officers and their affiliates may allow them to control us and block certain transactions that require stockholder approval, including transactions in which stockholders would otherwise receive a premium for their shares. Our directors and executive officers currently own 385,523 shares of our common stock and on a fully diluted basis own 464,663 shares of our common stock. This represents approximately 17.91% of the outstanding shares and 20.82% of the outstanding shares on a fully diluted basis. If these directors and executive officers do not purchase any shares in the offering, they will own approximately 9.07% of the shares (10.74% on a fully diluted basis) if all 2,096,538 of the shares are sold. They would own a proportionately greater percentage if less than all of the 2,096,538 shares are sold. We expect that at least some of our directors and executive officers will purchase shares in the offering. Because of the percentage of stock held by our directors and executive officers, these persons could influence the outcome of any matter submitted to a vote of our stockholders. In particular, this group, by voting against a proposal submitted to stockholders, may be able to block the approval of any proposal that requires the affirmative vote of 80% of the stockholders. Those proposals include certain business combination transactions. See “Description of Capital Stock” for more information about stockholder voting and other charter provisions.
There is a limited trading market for our common stock; it may be difficult to sell your shares after you have purchased them. The Nasdaq SmallCap Market lists our common stock under the symbol OLBK. The Nasdaq SmallCap Market has listed our common stock since December 1, 2003. The listing has facilitated transactions between buyers and sellers, however, it cannot guarantee an active trading market or liquidity in our common stock. Sellers of large positions of common stock may or may not be able to execute transactions timely or at a desired price level. During the first six months of 2005, our average daily trading volume was approximately 6,624 shares or 0.31% of the total shares outstanding. We cannot assure you that this offering will increase the trading volume for our stock. Even if a more active market develops, there can be no assurance that such market will continue, or that you will be able to sell your shares at or above the offering price. You should carefully consider the potential lack of liquidity of your investment in our common stock when making your investment decision. See “Market For Common Stock.”
There is no guarantee we will continue to pay cash dividends in the foreseeable future. Although we have paid cash dividends in each of the last four years, there is no guarantee that we will continue to pay dividends. You should not buy shares in this offering if you need dividend income from this investment. Our ability to declare and pay dividends is dependent upon, among other things, restrictions imposed by the reserve and capital requirements of Maryland and federal law and regulations, our income and financial condition, tax considerations, and general business conditions. Therefore, investors should not purchase shares with a view for a current return on their investment in the form of cash dividends. See “Dividend Policy” and “Supervision and Regulation – Old Line Bank – Dividends” for more information regarding our dividend policy and the restrictions imposed on us in the payment of dividends.
Because no governmental agency guarantees or insures our stock, you could lose your entire investment. The shares of common stock offered in this offering are not savings accounts or deposits, are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, and involve investment risk, including the possible loss of your entire investment. See “Supervision and Regulation.”
Our stock value may suffer from anti-takeover provisions that may impede potential takeovers. Provisions in our corporate documents and in Maryland corporate law may make it difficult and expensive to pursue a tender offer, change in control or takeover attempt of us. As a result, you may not have an opportunity to participate in such a transaction, and the trading price of our stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. Anti-takeover provisions include, but are not limited to:
•	supermajority (80%) vote required for “business combination” transactions with 15% stockholders unless approved by the disinterested directors (i.e., those directors unaffiliated with the 15% stockholder);

•	the election of members of our board of directors to staggered three-year terms;

•	the absence of cumulative voting by stockholders in the election of directors;

•	our ability to issue preferred stock and additional shares of common stock without stockholder approval; and

•	directors may only be removed for cause.
These provisions also will make it more difficult for an outsider to remove our current board of directors or management. See “Description of Capital Stock” for a description of anti-takeover provisions in our corporate documents and under Maryland law.
The rights of the holder of our common stock will be subordinated if we issue shares of preferred stock. Our charter allows our board of directors to issue up to 1,000,000 shares of preferred stock, par value $0.01 per share, in one or more series. Prior to the issuance, the board of directors is required to fix for each series the designation, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption. The board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of subordinating the rights of our common stockholder and discouraging a takeover or other transaction which some of our stockholders might believe to be in their best interests or in which they might receive a premium for their shares of common stock over the market price of such shares. As of the date hereof, we have no present plans to issue any preferred stock.
Our Stock-based Benefit Plans May Dilute Your Ownership Interest. We have adopted and our shareholders have approved stock option plans and an equity incentive plan, and we have issued, and intend to issue in the future options to our officers, directors and employees pursuant to these plans. In total, as of June 30, 2005, we may issue 365,500 shares of common stock and options to purchase common stock under these plans. If we sell 10%, 50% or 100% of the shares being offered (without regard of the additional 225,000 shares that we may sell), your ownership percentage would decrease by approximately 0.90%, 2.90% and 3.75% if all of the 365,500 shares were issued pursuant to these plans.
You will experience immediate dilution in net tangible book value per share from the offering price. In general, our current stockholders acquired their common stock at a cost below the price at which we will offer the common stock in the offering, and we have issued options to purchase shares of common stock with an exercise price below the price at which we will offer the common stock in the offering. Furthermore, the offering price of the common stock in the offering will be higher than the current book value per share of the common stock. Consequently, investors in the offering will experience dilution in their investment. See “Dilution” for more information about the dilution to investors in the offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Some of the matters discussed under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business of Old Line Bancshares, Inc. and Old Line Bank,” and elsewhere in this prospectus include forward-looking statements. These forward-looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk and financial and other goals. Forward-looking statements often use words such as “believe,” “expect,” “plan,” “may,” “will,” “should,” “project,” “contemplate,” “ anticipate,” “forecast,” “intend” or other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts. The forward-looking statements we use in this prospectus are subject to significant risks, assumptions and uncertainties, including among other things, the following important factors that could affect the actual outcome of future events:
•	Loss of key personnel;

•	Fluctuations in market rates of interest and loan and deposit pricing, which could negatively affect our net interest margin, asset valuation and income and expense projections;

•	Adverse changes in the overall national economy as well as adverse economic conditions in our market areas;

•	Competitive factors within the financial services industry;

•	Changes in regulatory requirements and/or restrictive banking legislation; and

•	Other factors described in the “Risk Factors” section of this prospectus.
     Because of these and other uncertainties, our actual results and performance may be materially different from results indicated by these forward-looking statements. You should not put undue reliance on any forward-looking statements.
     All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

USE OF PROCEEDS
     The following table reflects the anticipated allocation of the net proceeds of the offering at the public offering price of $9.75 per share, after deducting estimated expenses. Because this is a best efforts offering and there is no minimum number of shares that must be sold, any funds received from an investor will be available to us regardless of the number of shares sold, and will not be refunded to the investor. We are presenting this information assuming that we sell 10%, 50% and 100% of the shares of common stock that we are offering. Our management will have broad discretion in determining the specific timing and use of proceeds.

	10%		50%		100%
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds
Gross offering proceeds	$2,044,125		$10,220,623		$20,441,245
Less: Estimated underwriter’s commission(1)	102,206	5.88%	511,031	5.38%	1,022,062	5.32%
Estimated offering expenses excluding underwriter’s commissions(2)	203,097	11.68%	211,483	2.23%	221,965	1.16%

Net offering proceeds	$1,738,822	100.00%	$9,498,109	100.00%	$19,197,218	100.00%

Use of net proceeds:
Investment in Old Line Bank	$1,738,822	100.00%	$9,498,109	100.00%	$19,197,218	100.00%

(1)  5% of the gross proceeds. See “Plan of Distribution” for additional details.
(2)  This amount includes filing fees, printer fees and fees incurred by us for legal and accounting services.
     We intend to invest all of the net offering proceeds in Old Line Bank. The net proceeds will:
•	provide Old Line Bank with additional capital to support its banking, lending and/or investment activities, and

•	support the expansion of Old Line Bank’s operations through the establishment of additional branch offices.
     We have not made a specific allocation for the use of the net proceeds. Until utilized, we anticipate that we will invest the net offering proceeds in liquid assets. See “Risk Factors — We will have broad discretion over the use of the net proceeds of this offering and may not allocate the proceeds in the most profitable manner.”

MARKET FOR COMMON STOCK
     On November 13, 2003, Nasdaq approved our application to list our securities on the Nasdaq SmallCap Market under the symbol “OLBK” with listing to occur on December 1, 2003. Prior to the establishment of the holding company structure, Old Line Bank’s common stock was quoted for trading on the OTC Bulletin Board operated by the National Association of Securities Dealers under the symbol “OLBK.” From September 15, 2003 until November 30, 2003, our common stock was quoted for trading on the OTC Bulletin Board under the symbol “OLBC.” Prior to listing on the Nasdaq SmallCap Market, our or Old Line Bank’s common stock traded only sporadically.
     The following table reflects the high and low sales information as reported on the OTC Bulletin Board through December 1, 2003. Subsequent to December 1, 2003, the table shows the high and low sales information as reported on the Nasdaq SmallCap Market. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

	Sale Price Range
	High	Low
2003
First Quarter	$5.42	$4.83
Second Quarter	7.57	4.96
Third Quarter	8.48	7.63
Fourth Quarter	9.67	8.08

2004
First Quarter	$10.00	$9.03
Second Quarter	9.88	7.55
Third Quarter	9.58	7.88
Fourth Quarter	10.46	9.17

2005
First Quarter	$12.50	9.79
Second Quarter	11.00	8.90
Third Quarter (through October 17, 2005)	11.00	9.60
     The closing price for our common stock on October 17, 2005 as reported on the Nasdaq SmallCap Market was $10.47.
     As of August 1, 2005, we had 2,152,360.5 shares of common stock issued and outstanding held by approximately 298 stockholders of record. There were 126,820 shares of common stock issuable on the exercise of outstanding stock options, 88,740 of which were exercisable. There were 6,240 options that are exercisable in 2005, 12,640 exercisable in 2006 and 6,400 exercisable in each of 2007, 2008 and 2009.
DIVIDEND POLICY
     In February 2003, Old Line Bank paid a dividend of $0.075 per share. In March, June, September and December of 2004 and March of 2005, we paid a dividend of $0.025 per share and in June 2005, we paid a dividend of $0.024 per share.
     Our ability to pay dividends in the future will depend on the ability of Old Line Bank to pay dividends to us. Old Line Bank’s ability to continue paying dividends will depend on Old Line Bank’s compliance with certain dividend regulations imposed upon it by bank regulatory authorities. See “Supervision and Regulation – Old Line Bank – Dividends. In addition, we will consider a number of other factors, including our income and financial condition, tax considerations, general business conditions and other factors before deciding to pay additional dividends in the future. There can be no assurance that we will continue to pay dividends to our stockholders.

CAPITALIZATION
     The following table presents our consolidated capitalization as of June 30, 2005. You should read this information together with our financial statements and related notes, which are included elsewhere in this prospectus.

As of June 30, 2005
Indebtedness:
Long term debt (1)	$6,000,000

Total indebtedness	$6,000,000

Stockholders’ Equity:
Common stock, par value $0.01 per share; 5,000,000 shares authorized; 2,146,060.5 shares issued and outstanding (2)	$21,461
Preferred Stock, par value $0.01 per share; 1,000,000 shares authorized; no shares issued or outstanding	0
Additional paid-in capital	12,532,415
Retained earnings	1,485,031

Accumulated other comprehensive income	(109,847)

Total stockholders’ equity	$13,929,060

Total stockholders’ equity and long term debt	$19,929,060

Capital Ratios:

Tier 1 risk based capital ratio	13.6%
Total risk based capital ratio	14.5
Leverage ratio(3)	11.1
Equity to assets ratio	10.4

(1)	Federal Home Loan Bank advances maturing more than one year from June 30, 2005.

(2)	Does not include 99,120 shares of common stock reserved for issuance as of June 30, 2005 upon exercise of outstanding options. Such options have exercise prices ranging from $3.33 to $9.83 per share. 86,640 of the options were exercisable at June 30, 2005.

(3)	The leverage ratio is Tier 1 capital divided by average assets.

DILUTION
     Net tangible book value per share represents the amount of stockholders’ equity, less intangible assets, divided by the number of shares of common stock that are outstanding. On June 30, 2005, our net tangible book value was $13.9 million or $6.49 per share of common stock. Dilution per share to new investors in this offering represents the difference between the amount per share that these investors pay and the pro forma net tangible book value per share of common stock immediately after completion of the offering.
     Assuming the sale of all 2,096,538 shares of common stock in the offering at $9.75 per share, and after giving effect to the estimated offering expenses, at June 30, 2005, our adjusted net tangible book value would be $33.1 million or $7.81 per share. The dilution to the new investors would be $1.94 per share or approximately 19.90% less than the price per share paid in the offering.
     The following table illustrates the dilution to new investors assuming that we sell 10%, 50% and 100% of the common stock being offered. This is a best efforts offering and there is no minimum number of shares that we must sell. The tables below do not take into account the sale of any of the additional 225,000 shares that we may offer.

Sale of 10% of Offering (150,000 shares)

Net tangible book value per share at June 30, 2005	$6.49
Increase (decrease) attributable to investors in the offering	.16

Pro-forma net tangible book value per share after offering	$6.65

Offering price per share	$9.75
Dilution per share to new investors	3.10

Dilution as a percentage of offering price	31.79%

Sale of 50% of Offering (750,000 shares)

Net tangible book value per share at June 30, 2005	$6.49
Increase (decrease) attributable to investors in the offering	.84

Pro-forma net tangible book value per share after offering	$7.33

Offering price per share	$9.75
Dilution per share to new investors	2.42

Dilution as a percentage of offering price	24.82%

Sale of 100% of Offering (1,500,000 shares)

Net tangible book value per share at June 30, 2005	$6.49
Increase (decrease) attributable to investors in the offering	1.32

Pro-forma net tangible book value per share after offering	$7.81

Offering price per share	$9.75
Dilution per share to new investors	1.94

Dilution as a percentage of offering price	19.90%

SELECTED FINANCIAL DATA
     The following table sets forth selected consolidated financial information for Old Line Bancshares, Inc. We derived the information for the five years ended December 31, 2004 from our consolidated financial statements and the financial statements of Old Line Bank (prior to 2003). We derived the financial information for the six-month period ended June 30, 2005 and 2004 from our unaudited consolidated financial statements. In our opinion, we have included all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of results for the selected financial information and other financial data presented herein. This information should be read together with “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the six-month period ended June 30, 2005 are not necessarily indicative of results that may be expected for the full year ending December 31, 2005.

	Unaudited
	Six Months
	Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands, except per share data)
Income Statement Data:
Net interest income	$2,199	$1,678	$3,727	$2,799	$2,291	$1,888	$1,825
Provision for loan losses	125	90	220	162	144	78	26
Non-interest income	263	272	554	537	440	321	296
Non-interest expense	1,609	1,349	2,806	2,479	2,084	1,660	1,631
Income taxes	258	180	438	225	165	156	158
Net income	469	331	817	470	338	315	306

Per Share and Shares Outstanding Data: (1)
Basic net income	$0.22	$0.16	$0.38	$0.29	$0.33	$0.31	$0.30
Fully diluted net income	0.22	0.15	0.38	0.28	0.32	0.30	0.29
Cash dividends declared	0.049	0.050	0.100	0.075	0.067	0.056	0.00
Book value at period end	$6.49	$6.07	$6.33	$6.08	$5.51	$5.20	$4.88
Shares outstanding, period end	2,146,060	2,131,673	2,131,673	2,108,273	1,031,873	1,031,873	1,031,873
Average shares outstanding, basic	2,140,149	2,123,988	2,127,837	1,636,426	1,031,873	1,031,873	1,031,873
Average shares outstanding, diluted	2,171,603	2,158,971	2,163,915	1,674,360	1,048,883	1,037,604	1,036,211

Balance Sheet Data:
Total assets	$135,211	$99,007	$113,569	$89,536	$72,245	$60,469	$49,388
Total loans, net	91,282	67,186	81,505	59,518	43,059	33,733	26,861
Total investment securities	16,871	18,951	17,817	19,185	18,739	15,757	9,952
Total deposits	105,992	79,782	88,965	69,325	62,256	50,837	40,145
Stockholders’ equity	13,929	12,933	13,494	12,828	5,687	5,362	5,035

Performance Ratios:
Return on average assets (2)	0.77%	0.71%	0.82%	0.58%	0.53%	0.59%	0.69%
Return on average equity (1)(2)	6.94	5.25	6.27	5.12	6.40	6.02	6.42
Net interest margin (2)	3.88	3.94	4.07	3.75	3.84	3.91	4.59

Asset Quality Ratios:
Allowance to period-end loans	0.95%	0.94%	0.91%	0.91%	0.90%	0.79%	0.93%
Non-performing assets to total assets	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Non-performing assets to provision for loan losses	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Capital Ratios:
Tier I risk-based capital	13.6%	17.8%	15.4%	19.4%	10.9%	13.1%	14.7%
Total risk-based capital	14.5	18.7	16.3	20.2	11.7	13.7	15.4
Leverage capital ratio	11.1	13.7	12.7	14.7	7.9	9.2	11.4
Total equity to total assets	10.4	13.3	12.0	14.4	7.7	8.8	10.3
Dividend payout ratio for period	22.4	32.2	26.1	17.1	20.4	18.2	00.0

(1)	All share amounts and dollar amounts per share with regard to the common stock have been adjusted, unless otherwise indicated, to reflect Old Line Bank’s one for two stock exchange in June 2002, our 200% stock dividend paid on October 10, 2003 and our 20% stock dividend paid on March 24, 2005.

(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operating – Reconciliation of Non-GAAP Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion is intended to assist readers in understanding and evaluating our financial condition and results of operations. You should read this review in conjunction with our financial statements and accompanying notes included elsewhere in this prospectus.
     All share amounts and dollar amounts per share with regard to the common stock have been adjusted, unless otherwise indicated, to reflect Old Line Bank’s one for two stock exchange in June 2002, our 200% stock dividend paid on October 10, 2003 and our 20% stock dividend paid on March 24, 2005.
Summary of Recent Performance and Other Activities
     We continue to make progress towards accomplishing our 2005 goals. During the year, we plan to improve earnings by:
•	Increasing interest revenue through continued growth.

•	Reducing interest expense by growing core deposits and non-interest bearing deposits with increased business development and promotional campaigns.

•	Increasing non-interest revenue by establishing a boat loan origination division that provides boat loan brokerage services for a fee.
     Because of our continued and we believe successful business development efforts, Old Line Bank continues to achieve name recognition in the markets in which we operate and experienced a 12.00% growth in net loans and a 19.14% growth in deposits during the six months ended June 30, 2005 compared to December 31, 2004. This loan and deposit growth has allowed us to improve Old Line Bancshares’ net interest income while maintaining asset quality. At June 30, 2005, we had no loans past due more than 90 days. We maintained an allowance for loan losses to period end gross loans of 0.95% at June 30, 2005 compared to 0.91% at December 31, 2004. We have accomplished this growth while preserving leverage and capital standards that exceed regulatory requirements.
     The following outlines the highlights of our financial performance for the six month period ended June 30, 2005 compared to the six month period ended June 30, 2004:

	Six months ended June 30,
	2005	2004	$ Change	% Change
	(Dollars in thousands )
Net income	$469	$331	$138	41.69%
Interest revenue	3,080	2,241	839	37.44
Interest expense	882	564	318	56.38
Net interest income after provision for loan losses	2,074	1,588	486	30.60
Non-interest revenue	263	272	(9)	(3.31)
Non-interest expense	1,609	1,349	260	19.27
Average interest earning assets	116,125	87,634	28,491	32.51
Average gross loans	84,548	63,854	20,694	32.41
Average interest bearing deposits	71,381	54,888	16,493	30.05
Average non interest bearing deposits	26,499	19,668	6,831	34.73
Interest Margin (1)	3.88%	3.94%	(0.06)%	(1.52)
Return on average equity (1)	6.94	5.25	1.69	32.19
Earnings per share basic	$0.22	$0.16	$0.06	37.50
Earnings per share diluted	0.22	0.15	0.07	46.67

(1)	See “Reconciliation of Non-GAAP Measures”

     In June 2005, we remitted a one time premium payment of $3.3 million to a broker for an insurance company for the purchase of Bank Owned Life Insurance (“BOLI”) on the lives of our executive officers Messrs. Cornelsen and Burnett and Ms. Rush. We have submitted applications for the BOLI and the executive officers have completed their physicals required for the insurance. By November 1, 2005, we will enter into supplemental executive retirement plan (“SERP”) agreements with the executives. The SERP agreements will provide for future benefits to the executives. We will also enter into separate agreements that will provide that upon the death of the executive, Old Line Bank will split the insurance proceeds in excess of cash surrender value evenly between Old Line Bank and the executive officer’s designated beneficiary. We anticipate these transactions will have a modest positive impact on non-interest income and net income.
Growth Strategy
     We have based our strategic plan on the premise of enhancing stockholder value and growth through branching and operating profits. Our short-term goals include maintaining credit quality, creating an attractive branch network, expanding fee income, generating extensions of core banking services and using technology to maximize stockholder value.
     Expansion
     We believe a natural evolution of a community-focused bank like Old Line Bank is to expand the delivery channels via the branch network. We are planning to expand in Prince George’s County and Anne Arundel County, Maryland, and may expand in Charles County and contiguous northern and western counties, such as Montgomery County and Howard County, Maryland.
     Old Line Bancshares, Inc. owns a 50% equity investment in a real estate investment limited liability company named Pointer Ridge Office Investment, LLC. Frank Lucente, a director of Old Line Bancshares, Inc. and Old Line Bank, controls twenty five percent of Pointer Ridge and controls the manager of Pointer Ridge. Among other things, Pointer Ridge was organized to construct a commercial office building at the intersection of Pointer Ridge Road and Route 301 in Bowie, Maryland. Once completed, we intend to lease approximately half of this building for our main office (moving our existing main office from Waldorf, Maryland) and to operate a branch of Old Line Bank from this address.
     In April 2005, Pointer Ridge executed a contract with Waverly Construction Inc. (“Waverly”), an unrelated party, to begin construction of an approximately 40,000 square foot commercial office building at the property. The contract sum is four million one hundred eight thousand dollars ($4,108,000). The contract stipulates that Waverly will begin work within seven calendar days of the receipt of (1) notice to proceed from Pointer Ridge; (2) grading permit; (3) building permit; (4) fully executed contract; and (5) written verification from Pointer Ridge of funding for the project being in place. Waverly has received notice to proceed and a fully executed contract from Pointer Ridge, and a grading and building permit from Prince George’s County. Although Waverly had not received written verification from Pointer Ridge that funding for the project was in place, Waverly began construction of the project in May 2005 and the building is partially completed.
     Pointer Ridge is currently in negotiations with an unrelated bank to obtain funding for construction and permanent financing on the building. We anticipate that the loan amount will be approximately $6,000,000 and will contain “market” terms. Old Line Bancshares, Inc. will be required to guaranty the construction of the building, and will be required to guarantee the payment of up to fifty percent (50%) of all costs and expenses incurred in completing the construction of the building, provided, in either case, that the lender continues to advance sums under the loan. We anticipate that the construction financing will be in place by October 20, 2005. Prior to completion of construction of the building, Pointer Ridge may require additional capital contributions from its members. We anticipate moving to our new headquarters in the first quarter of 2006.
     In August 2004, we announced plans to open a branch in Crofton, Maryland in Anne Arundel County, located at 1641 Route 3 North, Crofton, Maryland, approximately 10 miles north of Pointer Ridge, the anticipated new Bowie, Maryland main office. We had planned to open that branch in the fourth quarter of 2005 or the first quarter of 2006. However, the owner of the property experienced engineering delays related to the construction of the facility. The owner has informed us that he has resolved the engineering items and we anticipate the owner will receive a building permit during the fourth quarter of 2005. We expect the branch to open in the first or second quarter of 2006.
     We plan to open a new branch in College Park (Prince George’s County), Maryland in the same building as the loan production office that houses our new team of loan officers (see “- Expansion of Commercial, Construction and Commercial Real Estate Lending” below). Our lease provides that we will lease the branch space in January 2008 when the existing branch of a large southeastern regional bank moves from the space.
     Because of the new branches, we anticipate salaries and benefits expenses and other operating expenses will increase through 2008. We anticipate that, over time, income generated from the branches will offset any increase in expenses.
     Expansion of Commercial, Construction and Commercial Real Estate Lending
     In August 2005, we added a team of three experienced, highly skilled loan officers to our staff. Each of these individuals has over 25 years of commercial banking experience and was employed by a large southeastern regional bank with offices in the suburban Maryland market prior to joining us. These individuals have worked in our market area for approximately 18 years, have worked together as a team for over 14 years and have a history of successfully generating a high volume of commercial, construction and commercial real estate loans. This team operates from our College Park, Maryland loan production office.
     We expect that the addition of these individuals will cause an increase in salary and benefit expenses and an increase in rent expense. By the fourth quarter of 2005, we anticipate the addition of these loan officers will cause a positive impact on loan growth and an increase in net interest income. The additional capital from the offering should allow us to leverage our balance sheet to support the anticipated loan growth as a result of these new hires.
     Old Line Marine Division
     In February 2005, we established Old Line Marine as a division of Old Line Bank to serve as a boat loan broker and to originate loans for Old Line Bank. We hired a veteran in the marine lending industry with over 27 years of experience to head this division, in addition to two brokers with prior experience in the boat industry. The primary loan origination location for this division is Annapolis, Maryland. We also service the Norfolk, Virginia market. Prior to joining us, each of these individuals operated as brokers in these markets and was a major source of referrals to Old Line Bank. We conduct secondary market activity in our marine division as a broker and we earn a fee. In addition to increasing our non-interest income, we expect to capitalize on our relationships with high net worth individuals as a result of loans we make through this division.
     The establishment of this division increased non-interest expense by $61,345 for the six months ended June 30, 2005 and increased non-interest revenue by $25,757 during the same period. By the fourth quarter of 2005, we anticipate this division will have a modest, positive impact on net income.
     Other Opportunities
     We use the Internet and technology to augment our growth plans. Currently, we offer our customers image technology, telephone banking and Internet banking with on-line account access. We will continue to evaluate cost effective ways that technology can enhance our management, products and services.
     We plan to take advantage of strategic opportunities presented to us via mergers occurring in our marketplace. For example, we may purchase branches that other banks close or lease branch space from other banks. We currently have no specific plans regarding acquisitions of existing financial institutions or branches thereof.

Results of Operations
     Net Interest Income
     Net interest income is the difference between income on interest earning assets and the cost of funds supporting those assets. Earning assets are comprised primarily of loans, investments, and federal funds sold; interest-bearing deposits and other borrowings make up the cost of funds. Non-interest bearing deposits and capital are also funding sources. Changes in the volume and mix of earning assets and funding sources along with changes in associated interest rates determine changes in net interest income.
     Six months ended June 30, 2005 compared to six months ended June 30, 2004
     Net interest income after provision for loan losses for the six months ended June 30, 2005 increased 31.25% to $2.1 million from $1.6 million for the same period in 2004. The increase was primarily attributable to a 32.53% or $28.5 million increase in total average interest earning assets to $116.1 million for the six months ended June 30, 2005 from $87.6 million for the six months ended June 30, 2004.
     Interest revenue increased from $2.2 million for the six months ended June 30, 2004 to $3.1 million for the same period in 2005. Interest expense for all interest bearing liabilities amounted to $881,706 for the six months ended June 30, 2005 versus $563,731 for the six months ended June 30, 2004. As discussed below and outlined in detail in the Rate/Volume Analysis, these changes were a result of normal business growth offset by increases in the interest rates.
     Our net interest margin was 3.88% for the first six months of 2005, as compared to 3.94% for the first six months of 2004. The decrease in the net interest margin is the result of several components. The yield on average interest-earning assets improved during the period 20 basis points from 5.22% in 2004 to 5.42% in 2005, and average interest-earning assets grew by $28.5 million. However, a 30 basis point increase of the yield on average interest-bearing liabilities from 1.87% in 2004 to 2.17% in 2005, and a $21.4 million increase in interest bearing liabilities offset these improvements. The yield on average interest-earning assets improved because the prime rate was 4.00% from January 1, 2004 through June 30, 2004 when it increased to 4.25%. On January 1, 2005, the rate was 5.25% with a 100 basis point increase during the period to 6.25% at June 30, 2005. The increase in the yield on average interest bearing liabilities occurred because of a promotional campaign used to attract certificates of deposits in January 2005 and increased rates. We expect improvement in our net interest margin during the year because of the increase in the prime rate and because we expect loans to grow at a faster rate than interest bearing liabilities. We will offer promotional campaigns to attract deposits throughout the year if required to maintain an acceptable loan to deposit ratio.
     2004 compared to 2003
     Net interest income after provision for loan losses for the year ended December 31, 2004 amounted to $3.5 million, which was $869,381 or 32.97% greater than the 2003 level of $2.6 million.
     Interest income increased from $4.1 million for the year ended December 31, 2003 to $4.9 million for the year ended December 31, 2004. The yield on interest earning assets was 5.31% in 2004, which was nine basis points less than the 2003 level of 5.40%.
     Average loans, net of allowance, were $69.0 million in 2004, compared to $51.2 million in 2003. The related interest income including fees from loans was $4.2 million in 2004, or $804,662 greater than the 2003 level of $3.4 million. The average yield on loans decreased to 5.95% in 2004 from 6.49% in 2003, as a result of the reduction in the prime rate. On December 31, 2002, the prime rate was 4.25%. By December 31, 2003, the prime rate had declined to 4.00% where it remained until July 2004. During this six month period of 2004, interest income and the average yield on the portfolio declined. During the period of July 2004 to December 2004, the prime rate increased to 5.00%, ending on December 31, 2004 at 5.25%. As a result, we began to see improvement in the loan yield, but this improvement was not sufficient to offset the earlier decline. Investment securities and other earning assets, such as federal funds sold, contributed $739,180 to interest income for the year ended December 31, 2004. This represents an increase of $27,181 over the 2003 level of $711,999. This increase was a result of higher average balances maintained in investment securities. These balances derived from the funds received in the equity offering and higher average deposit levels.
     Interest expense for all interest bearing liabilities amounted to $1.2 million in 2004, which was $95,538 lower than the 2003 level of $1.3 million. The cost of interest bearing liabilities was 1.80% in 2004, or 48 basis points lower than the 2003 level of 2.28%. The decrease in interest expense resulted from declining market interest rates exceeding the increase in interest bearing liabilities. Consistent with asset growth, average interest bearing funding sources (deposits and borrowed funds) grew to $64.6 million in 2004, which was $9.5 million greater than the 2003 level of $55.1 million. Average non-interest bearing deposits grew $4.6 million to $21.2 million at December 31, 2004 compared to $16.6 million at December 31, 2003.
     2003 compared to 2002
     Net interest income after provision for loan losses for the year ended December 31, 2003 amounted to $2.6 million, which was $490,114 or 22.83% greater than the 2002 level of $2.1 million.
     Interest income increased from $3.8 million for the year ended December 31, 2002 to $4.1 million for the year ended December 31, 2003. The increase was primarily attributable to substantial increases in earning assets, which was somewhat offset by decreasing market interest rates. The increase in earning assets was directly attributable to the increased legal lending limit, the opening of the Clinton, Maryland branch and increased marketing efforts.
     Average loans, net of allowance, were $51.2 million in 2003, compared to $36.9 million in 2002. The related interest income including fees from loans was $3.4 million in 2003, or $494,512 greater than the 2002 level of $2.8 million. The average yield on loans decreased to 6.49% in 2003 from 7.66% in 2002, as a result of the reduction in the prime rate from 4.75% at December 31, 2001 to 4.00% at December 31, 2003. Investment securities and other earning assets, such as federal funds sold, contributed $711,999 to interest income for the year ended December 31, 2003. This represents a decrease of $219,700 from the 2002 level of $931,699 as a higher level of assets was maintained in lower rate federal funds for future deployment into loan growth and interest rates declined during the period. The yield on earning assets was 5.40% in 2003, which was 93 basis points lower than the 2002 level of 6.33%.
     Interest expense for all interest bearing liabilities amounted to $1.3 million in 2003, which was $238,142 lower than the 2002 level of $1.5 million. The cost of interest bearing liabilities was 2.28% in 2003, or 86 basis points lower than the 2002 level of 3.14%. The decrease in interest expense resulted from declining market interest rates exceeding the increase in interest bearing liabilities. Consistent with asset growth, average funding sources (deposits and borrowed funds) grew to $71.7 million in 2003, which was $13.2 million greater than the 2002 level of $58.5 million.
     The following table illustrates average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, total liabilities, stockholders’ equity and related income, expense and corresponding weighted average yields and rates. The average balances used in this table and other statistical data were calculated using average daily balances.

Average Balances, Interest, and Yields

	For the Six Months Ended June 30,
	2005			2004
	Average			Average
	Balance	Interest	Yield	Balance	Interest	Yield

Assets:
Federal Funds Sold	$13,370,288	$183,003	2.76%	$4,288,086	$21,097	0.99%
Interest bearing deposits	115,470	2,124	3.71	659,890	9,491	2.89
Investment Securities (1) (2)
U.S. Treasury	4,000,450	66,407	3.30	3,188,183	52,007	3.23
U.S. Agency	7,475,004	125,145	3.33	8,876,931	159,458	3.55
Mortgage-backed securities	2,346,376	45,969	3.90	3,225,328	63,877	3.92
Tax exempt securities	3,514,248	84,485	4.78	3,283,925	84,779	5.11
Other	1,570,276	23,251	2.95	854,439	18,206	4.21

Total investment securities	18,906,354	345,257	3.63	19,428,806	378,327	3.85

Loans: (3)
Commercial	11,961,409	424,702	7.16	8,455,232	298,372	7.10
Mortgage	50,693,693	1,595,463	6.35	35,791,803	1,040,681	5.85
Installment	21,892,481	567,972	5.23	19,607,026	534,963	5.49

Total gross loans	84,547,583	2,588,137	6.17	63,854,061	1,874,016	5.90
Allowance for loan losses	815,014			597,049

Total loans, net of allowance	83,732,569	2,588,137	6.23	63,257,012	1,874,016	5.96

Total interest-earning assets	116,124,681	3,118,521	5.42	87,633,794	2,282,931	5.22

Noninterest-bearing cash	2,920,219			2,394,454
Premises and equipment	2,378,415			2,280,060
Other assets	1,187,000			990,762

Total Assets	$122,610,315	$3,118,521	5.13%	$93,299,070	$2,282,931	4.92%

Liabilities and Stockholders’ Equity

Interest-bearing deposits
Savings	$10,199,443	$24,117	0.48%	$10,607,277	$26,370	0.50%
Money market and NOW	18,892,714	58,426	0.62	15,268,556	34,428	0.45
Other time deposits	42,289,229	656,652	3.13	29,012,512	392,017	2.72

Total interest-bearing deposits	71,381,386	739,195	2.09	54,888,345	452,815	1.66
Borrowed funds	10,580,445	142,511	2.72	5,696,703	110,916	3.92

Total interest-bearing liabilities	81,961,831	881,706	2.17	60,585,048	563,731	1.87
Non interest-bearing deposits	26,498,670			19,668,484

	108,460,501	881,706	1.64	80,253,532	563,731	1.41
Other liabilities	510,334			373,714
Stockholders’ equity	13,639,480			12,671,824

Total liabilities and stockholders’ equity	$122,610,315			$93,299,070

Net interest spread			3.25%			3.35%

Net interest income		$2,236,815	3.88%		$1,719,200	3.94%

(1)	Interest revenue is presented on a fully taxable equivalent (FTE) basis. The FTE basis adjusts for the tax favored status of these types of securities. Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations. See “Reconciliation of Non-GAAP Measures.”

(2)	Available for sale investment securities are presented at amortized cost.

(3)	We had no non-accruing loans for the periods presented.

Average Balances, Interest and Yields

	2004			2003			2002
	Average			Average			Average
	balance	Interest	Yield	balance	Interest	Yield	balance	Interest	Yield

Assets:
Federal funds sold	$4,055,755	$51,368	1.27%	$7,990,566	$82,300	1.03%	$6,809,790	$109,880	1.61%
Interest-bearing deposits	551,093	16,746	3.04%	629,041	14,759	2.35%	347,945	8,297	2.38%
Investment securities (1) (2)
U.S. Treasury	3,654,031	119,041	3.26%	152,131	5,074	3.34%	—
U.S. Agency	8,752,327	308,354	3.52%	10,633,180	412,000	3.87%	11,806,666	609,988	5.17%
Mortgage-backed securities	2,988,771	118,088	3.95%	2,721,922	101,186	3.72%	2,969,958	160,498	5.40%
Tax exempt securities	3,401,218	163,754	4.81%	2,741,896	138,725	5.06%	694,697	31,966	4.60%
Other	1,015,507	35,097	3.46%	492,883	24,242	4.92%	378,988	20,832	5.50%

Total investment securities	19,811,854	744,334	3.76%	16,742,012	681,227	4.07%	15,850,309	823,284	5.19%

Loans: (2)
Commercial	9,224,604	648,870	7.03%	6,421,338	528,249	8.23%	5,842,925	533,785	9.14%
Mortgage	39,958,732	2,388,944	5.98%	27,023,348	1,731,030	6.41%	17,156,866	1,274,959	7.43%
Installment	20,517,755	1,112,861	5.42%	18,209,333	1,091,574	5.99%	14,278,193	1,047,597	7.34%

Total loans	69,701,091	4,150,675	5.95%	51,654,019	3,350,853	6.49%	37,277,984	2,856,341	7.66%
Allowance for loan losses	654,007	—		481,701	—		330,895	—

Total loans, net of allowance	69,047,084	4,150,675	6.01%	51,172,318	3,350,853	6.55%	36,947,089	2,856,341	7.73%

Total interest-earning assets	93,465,786	4,963,123	5.31%	76,533,937	4,129,139	5.40%	59,955,133	3,797,802	6.33%

Noninterest-bearing cash	2,471,507			2,028,452			1,737,089
Premises and equipment	2,278,670			2,129,029			1,758,886
Other assets	1,108,945			1,040,509			901,183

Total assets	$99,324,908	$4,963,123	5.00%	$81,731,927	$4,129,139	5.05%	$64,352,291	$3,797,802	5.90%

Liabilities and Stockholders’equity
Interest-bearing deposits
Savings	$11,252,236	$54,698	0.49%	$12,560,842	$64,886	0.52%	$10,320,302	$87,873	0.85%
Money market and NOW	16,912,834	78,162	0.46%	12,110,101	69,953	0.58%	8,211,172	69,791	0.85%
Other time deposits	30,438,116	800,697	2.63%	26,375,442	928,560	3.52%	25,176,433	1,144,434	4.55%

Total interest-bearing deposit	58,603,186	933,557	1.59%	51,046,385	1,063,399	2.08%	43,707,907	1,302,098	2.98%
Borrowed funds	6,036,503	229,696	3.81%	4,053,425	195,392	4.82%	4,000,000	194,835	4.87%

Total interest-bearing liabilities	64,639,689	1,163,253	1.80%	55,099,810	1,258,791	2.28%	47,707,907	1,496,933	3.14%
Non-interest-bearing deposits	21,222,852			16,643,727			10,839,966

	85,862,541	1,163,253	1.35%	71,743,537	1,258,791	1.75%	58,547,873	1,496,933	2.56%
Other liabilities	431,255			795,882			525,934
Stockholders’ equity	13,031,112			9,192,508			5,278,484

Total liabilities and stockholders’ equity	$99,324,908			$81,731,927			$64,352,291

Net interest spread			3.51%			3.11%			3.19%
Net interest income		$3,799,870	4.07%		$2,870,348	3.75%		$2,300,869	3.84%

(1)	Interest revenue is presented on a fully taxable equivalent (FTE) basis. The FTE basis adjusts for the tax favored status of these types of securities. Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations. See “Reconciliation of Non-GAAP Measures.”

(2)	Available for sale investment securities are presented at amortized cost.

(3)	We had no non-accruing loans for the periods presented.
The following table describes the impact on our interest income and expense resulting from changes in average balances and average rates for the periods indicated. The change in interest income due to both volume and rate is reported with the rate variance.
Rate /Volume Variance Analysis

	Six months ended June 30,
	2005 compared to 2004
	Variance due to:
	Total	Rate	Volume
Earning Assets:
Federal Funds Sold	$161,906	$117,319	$44,587
Interest bearing deposits	(7,367)	435	(7,802)
Investment Securities	—
U.S. Treasury	14,400	1,210	13,190
U.S. Agency	(34,313)	(9,291)	(25,022)
Mortgage backed	(17,908)	(585)	(17,323)
Tax exempt securities	(294)	(6,211)	5,917
Other	5,045	(10,107)	15,152
Loans:
Commercial	126,330	2,884	123,446
Mortgage	554,782	122,484	432,298
Installment	33,009	(29,211)	62,220

Total interest revenue (1)	835,590	188,927	646,663

Interest-bearing liabilities
Savings	(2,253)	(1,242)	(1,011)
Money market and NOW	23,998	15,911	8,087
Other time deposits	264,635	85,556	179,079
Other borrowed funds	31,595	(63,340)	94,935

Total interest expense	317,975	36,885	281,090

Net interest income	$517,615	$152,042	$365,573

(1)	Interest revenue is presented on a fully taxable equivalent (FTE) basis. The FTE basis adjusts for the tax favored status of these types of securities. Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations. See “Reconciliation of Non- GAAP Measures.”

Rate/Volume Variance Analysis

	Twelve months Ended December 31,			Twelve months Ended December 31,
	2004 compared to 2003			2003 compared to 2002
	Variance due to:			Variance due to:
	Total	Rate	Volume	Total	Rate	Volume
Interest Earning Assets:
Federal funds sold	$(30,932)	$9,597	$(40,529)	$(27,580)	$(46,590)	$19,010
Interest bearing deposits	1,987	3,819	(1,832)	6,462	(228)	6,690
Investment Securities
U.S. Treasuries	113,967	(2,996)	116,963	5,074	—	5,074
U.S. Agency	(103,646)	(30,857)	(72,789)	(197,988)	(137,319)	(60,669)
Mortgage backed	16,902	6,975	9,927	(59,312)	(45,918)	(13,394)
State, county, municipals	25,029	(8,332)	33,361	106,759	12,588	94,171
Other	10,855	(14,858)	25,713	3,410	(2,854)	6,264
Loans:
Commercial	120,621	(110,087)	230,708	(5,536)	(58,403)	52,867
Mortgage	657,914	(171,244)	829,158	456,071	(277,008)	733,079
Installment	21,287	(116,987)	138,274	43,977	(244,569)	288,546

Total interest revenue(1)	833,984	(434,970)	1,268,954	331,337	(800,301)	1,131,638

Interest Bearing Liabilities
Savings and NOW deposits	(10,188)	(3,383)	(6,805)	(22,987)	(42,064)	19,077
Money market	8,209	(19,647)	27,856	162	(32,977)	33,139
Other time deposits	(127,863)	(270,869)	143,006	(215,874)	(270,377)	54,503
Other borrowed funds	34,304	(61,280)	95,584	557	(2,045)	2,602

Total interest expense	(95,538)	(355,179)	259,641	(238,142)	(347,463)	109,321

Net interest income	$929,522	$(79,791)	$1,009,313	$569,479	$(452,838)	$1,022,317

(1)	Interest revenue is presented on a fully taxable equivalent (FTE) basis. Management believes providing this information on a FTE basis provides investors with a more accurate picture of our net interest spread and net interest income and we believe it to be the preferred industry measurement of these calculations. See “Reconciliation of Non-GAAP Measures.”
     Provision for Loan Losses
     Originating loans involves a degree of risk that credit losses will occur in varying amounts according to, among other factors, the type of loans being made, the credit-worthiness of the borrowers over the term of the loans, the quality of the collateral for the loan, if any, as well as general economic conditions. We charge the provision for loan losses to earnings to maintain the total allowance for loan losses at a level considered by management to represent its best estimate of the losses known and inherent in the portfolio that are both probable and reasonable to estimate, based on, among other factors, prior loss experience, volume and type of lending conducted, estimated value of any underlying collateral, economic conditions (particularly as such conditions relate to Old Line Bank’s market area), regulatory guidance, peer statistics, management’s judgment, past due loans in the loan portfolio, loan charge-off experience and concentrations of risk (if any). We charge losses on loans against the allowance when we believe that collection of loan principal is unlikely. Recoveries on loans previously charged off are added back to the allowance.

     The provision for loan losses was $125,000 for the six months ended June 30, 2005, as compared to $90,000 for the six months ended June 30, 2004, an increase of $35,000 or 38.89%. The increase was primarily the result of growth in loan balances outstanding in all segments of the portfolio as well as a change in the composition of the portfolio. If the loan portfolio continues to grow at the rate we anticipate it will grow, we expect that we will increase the provision for loan losses at a higher rate than we did during the first six months of the year.
     The provision for loan losses was $220,000 for the year ended December 31, 2004, as compared to $162,000 for the year ended December 31, 2003, an increase of $58,000 or 35.80%. The increase was primarily the result of growth in loan balances outstanding in all segments of the portfolio as well as a change in the composition of the portfolio.
     We review the adequacy of the allowance for loan losses at least quarterly. Our review includes evaluation of impaired loans as required by SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure. Also incorporated in determining the adequacy of the allowance is guidance contained in the Securities and Exchange Commissions SAB No. 102, Loan Loss Allowance Methodology and Documentation; and the Federal Financial Institutions Examination Council’s Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions.
     We base the evaluation of the adequacy of the allowance for loan losses upon loan categories. We categorize loans as installment and other consumer loans (other than boat loans), boat loans, mortgage loans (commercial real estate, residential real estate and real estate construction) and commercial loans. We apply loss ratios to each category of loans other than commercial loans (including letters of credit and unused commitments). We further divide commercial loans by risk rating and apply loss ratios by risk rating, to determine estimated loss amounts. We evaluate delinquent loans and loans for which management has knowledge about possible credit problems of the borrower or knowledge of problems with loan collateral separately and assign loss amounts based upon the evaluation.
     We determine loss ratios for installment and other consumer loans (other than boat loans), boat loans and mortgage loans (commercial real estate, residential real estate and real estate construction) based upon a review of prior 18 months delinquency trends for the category, the three year loss ratio for the category, peer group loss ratios and industry standards.
     With respect to commercial loans, management assigns a risk rating of one through eight to each loan at inception, with a risk rating of one having the least amount of risk and a risk rating of eight having the greatest amount of risk. For commercial loans of less than $250,000, we may review the risk rating annually based on, among other things, the borrower’s financial condition, cash flow and ongoing financial viability; the collateral securing the loan; the borrower’s industry and payment history. We review the risk rating for all commercial loans in excess of $250,000 at least annually. We evaluate loans with a risk rating of five or greater separately and assign loss amounts based upon the evaluation. For loans with risk ratings between one and four, we determine loss ratios based upon a review of prior 18 months delinquency trends, the three year loss ratio, peer group loss ratios and industry standards.
     We also identify and make any necessary allocation adjustments for any specific concentrations of credit in a loan category that in management’s estimation increase the risk inherent in the category. If necessary, we will also make an adjustment within one or more loan categories for economic considerations in our market area that may impact the quality of the loans in the category. For all periods presented, there were no specific adjustments made for concentrations of credit or economic considerations.
     In the event that our review of the adequacy of the allowance results in any unallocated amounts, we reallocate such amounts to our loan categories based on the percentage that each category represents to total gross loans. We have risk management practices designed to ensure timely identification of changes in loan risk profiles. However, undetected losses inherently exist within the portfolio. We believe that the allocation of the unallocated portion of the reserve in the manner described above is appropriate.

     We will not create a separate valuation allowance unless we consider a loan impaired under SFAS No. 114 and SFAS No. 118. For all periods presented, we had no impaired loans.
     Our policies require a review of assets on a regular basis, and we believe that we appropriately classify loans as well as other assets if warranted. We believe that we use the best information available to make a determination with respect to the allowance for loan losses, recognizing that the determination is inherently subjective and that future adjustments may be necessary depending upon, among other factors, a change in economic conditions of specific borrowers or generally in the economy, and new information that becomes available to us. However, there are no assurances that the allowance for loan losses will be sufficient to absorb losses on non-performing assets, or that the allowance will be sufficient to cover losses on non-performing assets in the future.
     The allowance for loan losses represents 0.95% of gross loans at June 30, 2005 and 0.91% of gross loans at December 31, 2004 and 2003 and 0.90% of gross loans at December 31, 2002. Old Line Bank has no exposure to foreign countries or foreign borrowers. Management believes that the allowance for loan losses is adequate for each period presented.
     The following table represents an analysis of the allowance for loan losses for the periods indicated:
Allowance for Loan Losses

	Six Months Ended		Year Ended
	June 30,		December 31,
	2005	2004	2004	2003	2002
Balance, beginning of period	$744,862	$547,690	$547,690	$389,553	$268,806

Provision for loan losses	125,000	90,000	220,000	162,000	144,000

Chargeoffs:
Commercial	—	—	(20,599)	—	—
Mortgage	—	—	—	—	—
Consumer	(135)	(15,768)	(18,408)	(16,554)	(35,748)

Total chargeoffs	(135)	(15,768)	(39,007)	(16,554)	(35,748)
Recoveries:
Commercial	2,997	—	—	—	—
Mortgage	—	—	—	—	—
Consumer	457	13,142	16,179	12,691	12,495

Total recoveries	3,454	13,142	16,179	12,691	12,495

Net chargeoffs	3,319	(2,627)	(22,828)	(3,863)	(23,253)

Balance, end of period	$873,181	$635,063	$744,862	$547,690	$389,553

Allowance for loan losses to gross loans	0.95%	0.94%	0.91%	0.91%	0.90%
Ratio of net-chargeoffs during period to average loans outstanding during period	(0.004%)	0.004%	0.033%	0.700%	0.620%

The following table provides a breakdown of the allowance for loan losses.
Allocation of Allowance for Loan Losses

	June 30,				December 31,
	2005		2004		2004		2003		2002
		% of		% of		% of		% of		% of
		Loans		Loans		Loans		Loans		Loans
		in Each		in Each		in Each		in Each		in Each
	Amount	Category	Amount	Category	Amount	Category	Amount	Category	Amount	Category
Installment & others	$6,624	0.59%	$7,838	0.93%	$7,120	0.72%	$9,840	1.29%	$29,512	3.08%
Boat	163,432	24.63	146,496	29.09	148,411	25.35	141,826	31.04	114,282	35.43
Mortgage	456,095	60.39	325,372	56.94	401,585	60.27	278,329	53.89	172,277	47.27
Commercial	247,030	14.39	155,357	13.04	187,746	13.66	117,695	13.78	73,482	14.22

Total	$873,181	100.00%	$635,063	100.00%	$744,862	100.00%	$547,690	100.00%	$389,553	100.00%

     Non-interest Revenue
     Six-month period ended June 30, 2005 compared to six months ended June 30, 2004
     Non-interest revenue totaled $262,718 for the six months ended June 30, 2005, a decrease of $8,853 or 3.26% from the 2004 amount of $271,571. Non-interest revenue for the six months ended June 30, 2005 included primarily fee income from service charges on deposit accounts, mortgage origination fees from a third party processor, credit card fees, ATM fees and gain on disposal of assets. For the six months ended June 30, 2005, non-interest revenue also included broker origination fees from the marine division.
     Non-interest revenue declined during the six months ended June 30, 2005. Loan fees declined $17,602 and letter of credit fees declined $5,466. A $19,482 increase in broker origination fees generated by the marine division offset this decline. Loan fees and letter of credit fees declined because we collected fewer fees on loans during the period.
     In the second quarter of 2005, we began classifying fees from advances on construction loans as part of interest income instead of non-interest revenue. In 2005, management determined that this revenue relates more to the use of funds than to commitments to make such funds available. We have also re-classified these fees for 2004 and 2003. Some of our residential builders who have revolving lines of credit for home construction pay fees for us to provide advances under these revolving lines of credit. The amounts reclassified did not have a material effect on total interest revenue on loans or other non-interest revenue.
     2004 compared to 2003
     Non-interest revenue for the twelve months ended December 31, 2004 and December 31, 2003 included fee income from service charges on deposit accounts, mortgage origination fees from a third party processor, credit card fees, ATM fees and gain on disposal of assets. Non-interest revenue totaled $554,201 for the year ended December 31, 2004, or $17,122 or 3.19% higher than the 2003 amount of $537,079. The increase was primarily because of a $100,329 or 47.99% increase in other fees and commissions during the period offset by an $88,359 decline in gain on disposal of assets. Other fees and commissions consist of broker/origination fees, other loan fees and letter of credit fees. Other loan fees increased $133,549 to $224,883 for the twelve months ended December 31, 2004 compared to $91,334 for the twelve months ended December 31, 2003. This increase was primarily due to the increase in the dollar value of commitments accepted by customers during the period. Letter of credit fees increased $20,643 due to an increase in the dollar value of letters of credit issued. These increases were offset by a $61,857 decline in broker/origination fees. Broker fees declined because of a rise in interest rates that caused a decrease in the refinancing of residential mortgages. We had no gains on disposal of assets because we sold no assets during the period.
     2003 compared to 2002
     Non-interest revenue consisted primarily of gains on securities sales, fee income from service charges on deposit accounts, mortgage origination fees from a third party processor, credit card fees and ATM fees. Revenues amounted to $537,079 for the year ended December 31, 2003, or 22.11% higher than the 2002 amount of $439,846. As part of our business strategy, we continued to focus our efforts on increasing the levels of non-interest income during 2003. As a result of increased volume as well as an increase in fees assessed on accounts, service charges on deposit accounts increased $21,930 or 10.07% during 2003 to $239,679 from $217,749 in 2002. Other fees and commissions also increased during the year by $25,290 or 13.76% to $209,041 versus $183,751 in 2002. This was largely attributable to an increase in mortgage origination fees received on residential mortgages brokered to a third party processor caused by the historically low interest rate environment as well as miscellaneous fees collected on loan originations. We also realized gains on the sale of securities of $88,359 during 2003 versus $38,346 in 2002.
     Non-interest Expense
     Six-month period ended June 30, 2005 compared to six months ended June 30, 2004
     Non-interest expense for the six months ended June 30, 2005 was $1.6 million versus $1.3 million for the same period in 2004. The $259,443 or 19.23% increase was attributable to a $200,798 increase in salary and benefit expense, an $8,315 increase in occupancy expense, and a $58,555 increase in other operating expenses.
     Salaries and benefits expenses increased because of general salary increases and because we hired a new credit officer in March 2004, a new branch manager in September 2004 and a new loan officer for the marine division in February 2005. Annual escalations in the leases caused the increased occupancy expenses. Other operating expenses increased because of a $17,525 increase in audit and legal fees, an $8,335 increase in stationary and supplies, a $6,700 increase in business development and entertainment costs associated with the start up of the marine division. A $4,830 increase in stock transfer costs and NASDAQ fees associated with the 20% stock dividend, and a $8,800 increase in director fees caused by an increase in the number of meetings and the fee paid per meeting also contributed to the increase. A $29,753 reduction in robbery and security costs offset these increases. In June 2004, we experienced a robbery loss and completed installation of new security devices in all of our branches. These devices reduced security expenses and reduced the risk of robbery.
     2004 compared to 2003
     Non-interest expense was $2.8 million in 2004, which was $326,357 or 13.17% greater than the 2003 level of $2.5 million. Salaries and benefit costs amounted to $1.7 million in 2004, as compared to $1.4 million in 2003. Salaries and benefit expenses increased during the year because we hired a new credit officer in March 2004. Additionally, prior to September 2004, the individual responsible for overall branch administration was also managing the Clinton branch. In September of 2004, we hired a new branch manager for Clinton. Salary and benefit expenses also increased because of annual payroll increases and bonuses.
     Occupancy expenses increased $3,060 in 2004 due to scheduled annual rental increases at the Old Line Centre branch.
     Other operating expenses increased $77,690 or 12.57% from $618,214 for the year ended December 31, 2003 to $695,904 for the year ended December 31, 2004. This increase occurred because of an approximately $30,000 increase in expenses associated with SEC filings, and NASDAQ fees incurred by the holding company that we did not have during the first nine months of 2003. Additionally, we incurred a $25,000 expense that represented the deductible on Old Line Bank’s robbery insurance policy because of a robbery in June. During the year, we also increased director compensation by $39,860. These increases were offset by an approximately $45,000 decrease in legal and organizational costs and a $25,000 reduction in security costs. During the year, we installed enhanced security equipment in all of our branches that caused the reduction in security costs. Data processing expenses increased by approximately $13,292 from $113,260 for the year ended December 31, 2003 compared to $126,552 for the period ended December 31, 2004. This increase occurred because of an increase in the number of customers and new services we began providing in 2004.
     2003 compared to 2002
     Non-interest expense was $2.5 million in 2003, which was $395,222 greater than the 2002 level of $2.1 million. Salaries and benefit costs amounted to $1.4 million in 2003, as compared to $1.2 million in 2002. During 2003, the Clinton, Maryland branch was staffed for a full twelve months versus approximately five months in 2002 and we added a commercial loan officer in January of 2003. These items in addition to annual salary and bonus increases caused the increase in salaries and benefits.
     Occupancy expenses declined $2,911 or 1.44% in 2003. Prior to 2002, we expensed property taxes in arrears based on the payment date. In 2002, in order to properly accrue for these expenses, we double expensed the taxes during the year. As a result, property taxes were $17,639 higher in 2002 than in 2003. The reduced property tax expense in 2003 was offset by an increase in building maintenance, improvements and depreciation expenses totaling $16,634.
     Other operating expenses, including data processing, increased $128,692 or 21.35% from $602,782 for the year ended December 31, 2002 to $731,474 for the year ended December 31, 2003. This was primarily the result of a $61,564 increase in organizational and legal expenses and a $34,684 increase in audit & exam fees.
     Organizational and legal fees as well as audit fees increased primarily as a result of the expenses associated with the formation of the holding company and listing on the Nasdaq Smallcap market. Additionally, during 2002, the Accokeek and Old Line Centre branches experienced robbery related losses. As a result, during the year, we increased security at all branch locations which increased other operating expenses during 2003 by approximately $35,000. In 2003, director fees increased $15,299 due to an increased number of meetings and an increase in meeting fees. Data processing fees increased $14,356 as a result of increases in the number of customers as well as enhanced services.
     Income Taxes
     Six months ended June 30, 2005 compared to six months ended June 30, 2004
     Income tax expense was $258,298 (35.49%) of pre-tax income for the six months ended June 30, 2005 compared to $179,518 (35.18% of pre-tax net income) for the same period in 2004.
     2004 compared to 2003
     Income tax expense was $438,203 (34.92% of pre-tax income) for 2004 as compared to $224,616 (32.32% of pre-tax income) for 2003.
     2003 compared to 2002
     Income tax expense was $224,616 (32.32% of pre-tax income) for 2003 as compared to $164,884 (32.80% of pre-tax income) for 2002.
     Net Income
     Six months ended June 30, 2005 compared to six months ended June 30, 2004
     Net income was $469,484 or $0.22 basic and diluted earnings per common share for the six month period ending June 30, 2005, an increase of $138,783 or 41.97% compared to net income of $330,701 or $0.16 basic and $0.15 diluted earnings per common share for the same period in 2004. The increase in net income was the result of a $485,859 increase in net interest income after provision for loan losses. An $8,853 decrease in non-interest revenue, a $259,443 increase in non-interest expense and a $78,780 increase in income tax expense for the period compared to the same period in 2004 offset the increase in net interest income. Earnings per share increased on a basic and diluted basis because of the increase in net income.

     2004 Compared to 2003
     Net income was $816,641 or $0.38 basic and $0.38 diluted earnings per common share for the year ended December 31, 2004, an increase of $346,379 or 73.66%, compared to net income of $470,262 for the same period during 2003. The increase in net income was the result of increases in net interest income of $927,381 and non-interest revenue of $17,122, offset by increases in the provision of loan losses of $58,000, income tax expense of $213,587, and non-interest expense of $326,537.
     2003 Compared to 2002
     Net income was $470,262 or $0.29 basic and $0.28 diluted earnings per common share for the year ended December 31, 2003, an increase of $132,393 or 39.18%, compared to net income of $337,869 for the same period during 2002. The increase in net income was the result of increases in net interest income of $508,114 and non-interest revenue of $97,233, offset by increases in the provision of loan losses of $18,000, income tax expense of $59,732, and non-interest expense of $395,222.
Analysis of Financial Condition
     Investment Securities
     Our portfolio consists primarily of U.S. Treasury securities, U.S. government agency securities, securities issued by states, counties and municipalities, mortgage-backed securities, and certain equity securities, including Federal Reserve Bank Stock and Federal Home Loan Bank Stock. The portfolio provides a source of liquidity, collateral for repurchase agreements as well as a means of diversifying our earning asset portfolio. While we generally intend to hold the investment portfolio assets until maturity, we classify a significant portion of the portfolio as available for sale. We account for securities so classified at fair value and report the unrealized appreciation and depreciation as a separate component of stockholders’ equity, net of income tax effects. We account for securities classified in the held to maturity category at amortized cost. We invest in securities for the yield they produce and not to profit from trading the securities. There are no trading securities in the portfolio.
     The investment portfolio at June 30, 2005 amounted to $16.9 million, a decrease of $945,559, or 5.31%, from $17.8 million at December 31, 2004. The decrease in the investment portfolio occurred because some of these assets matured or were called and we deployed the proceeds into loans and federal funds for future loan fundings. The carrying value of available for sale securities includes net unrealized losses of $178,962 at June 30, 2005 (reflected as unrealized losses of $109,847 in stockholders’ equity after deferred taxes) as compared to net unrealized losses of $141,229 ($90,386 net of taxes) as of December 31, 2004. In general, the increase in unrealized losses was a result of rising interest rates.
     The investment portfolio at December 31, 2004 amounted to $17.8 million, a decrease of $1.4 million, or 7.29%, from the December 31, 2003 amount of $19.2 million. Available for sale investment securities decreased to $15.6 million at December 31, 2004 from $17.4 million at December 31, 2003. Held to maturity securities increased to $2.2 million at December 31, 2004 from $1.8 million at December 31, 2003. The carrying value of available for sale securities included net unrealized losses of $141,229 at December 31, 2004 (reflected as unrealized losses of $90,386 in stockholders’ equity after deferred taxes) as compared to net unrealized losses of $109,732 ($69,914 net of taxes) as of December 31, 2003. In general, the increase in unrealized losses was a result of rising interest rates, the maturity of the securities or the fact that some of the securities were called.
     The investment portfolio at December 31, 2003 amounted to $19.2 million, an increase of $446,190, or 2.38%, from the December 31, 2002 amount of $18.7 million. Available for sale investment securities increased to $17.4 million at December 31, 2003 from $13.4 million at December 31, 2002. Held to maturity securities decreased to $1.8 million at December 31, 2003 from $5.4 million at December 31, 2002. This decrease occurred in the second quarter of 2003 when Old Line Bank sold $1 million in investments that were previously classified as held-to maturity. As required under FASB Statement No. 115 all securities previously classified as held to maturity were reclassified as available-for-sale. The carrying value of available for sale securities included net unrealized losses of $109,732 at December 31, 2003 (reflected as unrealized depreciation of $69,914 in stockholders’ equity after deferred taxes) as compared to net unrealized appreciation of $141,192 ($93,187 net of taxes) as of December

31, 2002. In general, the increase in unrealized losses was a result of rising interest rates, the maturity of securities or the fact that some of the securities were called.
     The following table sets forth a summary of the investment securities portfolio as of the periods indicated. Available for sale securities are reported at estimated fair value; held to maturity securities are reported at amortized cost.
Investment Securities
(Dollars in thousands)

	June		December 31,
	2005	2004	2004	2003	2002

Available For Sale Securities
U.S. Treasury	$1,969	$1,971	$1,980	$1,503	$—
U.S. government agency	7,260	8,680	7,778	9,332	8,075
State, county and municipal	3,316	3,253	3,322	3,098	1,472
Mortgage backed	2,122	2,842	2,532	3,448	3,841

Total Available for Sale Securities	$14,667	$16,746	$15,612	$17,381	$13,388

Held To Maturity Securities
U.S. Treasury	$2,002	$2,003	$2,003	$1,804	$—
U.S. government agency	—	—	—	—	5,000
State, county and municipal	202	202	201	—	352

Total Held to Maturity Securities	$2,204	$2,205	$2,204	$1,804	$5,352

Equity Securities	$1,128	$868	$1,080	$818	$374

The following table shows the maturities for the securities portfolio at June 30, 2005.
Amortized Cost, Carrying Value and Average Yield

	June 30, 2005
	Available for Sale			Held to Maturity
	Amortized	Market	Average	Amortized	Market	Average
	Cost	Value	Yield	Cost	Value	Yield

Maturing
3 Months or less	$655,100	$646,253	3.50%	$—	$—
>3 Months through 1 Yr.	192,730	189,096	4.08%	—	—
>1 Year through 5 Yrs.	12,363,432	12,192,105	3.23%	2,002,420	1,987,656	3.40%
>5 Years through 10 Yrs.	1,634,971	1,639,817	3.28%	201,451	—
>10 Yrs.	—	—		—	206,280	4.91%

	$14,846,233	$14,667,271		$2,203,871	$2,193,936

Pledged Securities	$10,057,879	$9,892,264		$2,002,420	$1,987,656

     Contractual maturities of mortgage-backed securities are not reliable indicators of their expected life because mortgage borrowers have the right to prepay mortgages at any time. Additionally, the issuer may call the callable agency securities listed above prior to the contractual maturity.

     Investment in Pointer Ridge LLC
     On July 22, 2004, Old Line Bancshares, Inc. executed an Operating Agreement as a member with unaffiliated parties, Lucente Enterprises, Inc., and Chesapeake Custom Homes, LLC, as members, and Chesapeake Pointer Ridge Manager, LLC, as manager, to establish Pointer Ridge Office Investment, LLC (“Pointer Ridge”). The members’ ownership of Pointer Ridge is as follows:

Unaffiliated parties	25.0%
Lucente Enterprises, Inc.	12.5%
Chesapeake Custom Homes, LLC	12.5%
Old Line Bancshares, Inc.	50.0%
     Mr. Frank Lucente, Vice Chairman and a member of the Board of Directors of Old Line Bancshares, Inc., is the President and majority owner of Lucente Enterprises, Inc. Lucente Enterprises, Inc. is the manager and majority member of Chesapeake Custom Homes, LLC and Chesapeake Pointer Ridge Manager, LLC.
     The purpose of Pointer Ridge is to acquire, own, hold for profit, sell, assign, transfer, operate, lease, develop, mortgage, refinance, pledge and otherwise deal with real property located at the intersection of Pointer Ridge Road and Route 301 in Bowie, Maryland. Pointer Ridge has acquired the property and plans to construct a commercial office building containing approximately 40,000 square feet. Old Line Bancshares, Inc. plans to lease approximately 50% of this building for its main office (moving its existing main office from Waldorf, Maryland) and a branch of Old Line Bank. On August 26, 2004, Old Line Bancshares, Inc. transferred its initial $550,000 capital contribution to Pointer Ridge and on September 16, 2005 transferred an additional $182,500 to Pointer Ridge as a capital contribution.
     In April 2005, Pointer Ridge executed a contract with Waverly Construction Inc. (“Waverly”), an unrelated party, to begin construction of an approximately 40,000 square foot commercial office building at the property. The contract sum is four million one hundred eight thousand dollars ($4,108,000). The contract stipulates that Waverly will begin work within seven calendar days of the receipt of (1) notice to proceed from Pointer Ridge; (2) grading permit; (3) building permit; (4) fully executed contract; and (5) written verification from Pointer Ridge of funding for the project being in place. Waverly has received notice to proceed and a fully executed contract from Pointer Ridge, and a grading and building permit from Prince George’s County. Although Waverly had not received written verification from Pointer Ridge that funding for the project was in place, Waverly began construction of the project in May 2005 and the building is partially complete.
     Pointer Ridge is currently in negotiations with an unrelated bank to obtain funding for construction and permanent financing on the building. We anticipate that the loan amount will be approximately $6,000,000 and will contain “market” terms. Old Line Bancshares, Inc. will be required to guaranty the construction of the building, and will be required to guarantee the payment of up to fifty percent (50%) of all costs and expenses incurred in completing the construction of the building, provided, in either case, that the lender continues to advance sums under the loan. We anticipate that the construction financing will be in place by October 20, 2005. Prior to completion of construction of the building, Pointer Ridge may require additional capital contributions from its members. We anticipate moving to our new headquarters in the first quarter of 2006.
     Loan Portfolio
     Loans secured by real estate or luxury boats comprise the majority of the loan portfolio. Old Line Bank’s loan customers are generally located in the greater Washington, D.C. metropolitan area.
     The loan portfolio, net of allowance, unearned fees and origination costs increased $9.8 million or 12.02% to $91.3 million at June 30, 2005 from $81.5 million at December 31, 2004. This growth was attributable to increased business development efforts. Commercial business loans increased by $2 million (17.86%), commercial real estate loans (generally owner-occupied) increased by $5.6 million (16.33%), residential real estate loans (generally home equity and fixed rate home improvement loans) increased by $3.2 million (37.65%), real estate construction loans decreased by $2.7 million (40.91%) and installment loans increased by $1.8 million (8.41%) from their respective balances at December 31, 2004.
     During the first six months of 2005, our increased business development efforts have allowed Old Line Bank to establish several new customer relationships and expand existing relationships. Considering our current backlog of approved loans, and the addition of the new loan production office in College Park, Maryland, we anticipate that loan growth will continue during the remainder of 2005.

     The loan portfolio, net of allowance, unearned fees and origination costs increased $22.0 million or 36.97% to $81.5 million at December 31, 2004 from $59.5 million at December 31, 2003. Commercial business loans increased by $2.9 million (34.94%), commercial real estate loans (generally owner-occupied) increased by $7.4 million (27.51%), residential real estate loans (generally home equity and fixed rate home improvement loans) increased by $4.9 million (136.11%), real estate construction loans increased by $4.8 million (266.67%) and installment loans increased by $2 million (10.31%) from their respective balances at December 31, 2003.
     The loan portfolio, net of allowance, unearned fees and origination costs increased $16.4 million or 38.05% to $59.5 million at December 31, 2003 from $43.1 million at December 31, 2002. Commercial business loans increased by $2.1 million (33.87%), commercial real estate loans (generally owner-occupied) increased by $10.2 million (61.08%), residential real estate loans (generally home equity and fixed rate home improvement loans) increased by $757,067 (26.25%), real estate construction loans increased by $883,107 (100.51%) and installment loans increased by $2.7 million (16.17%) from their respective balances at December 31, 2002.
     The increase in our legal lending limit that occurred as a result of our June 2003 capital offering allowed us to retain a higher percentage of loans that we had previously participated to other financial institutions. In 2002, we participated out approximately $7 million in loans that we originated because they would have exceeded our legal lending limit. As a result of the capital offering, we were able to retain all or a larger portion of these types of loans in the third and fourth quarters of 2003 and during all subsequent periods.
     The following table summarizes the composition of the loan portfolio by dollar amount and percentages:
Loan Portfolio
(Dollars in thousands)

	June 30,		December 31,
	2005		2004		2003
Real Estate
Commercial	$39,857	43.43%	$34,300	41.86%	$26,859	44.87%
Construction	3,885	4.23	6,551	8.00	1,762	2.94
Residential	11,686	12.73	8,530	10.41	3,641	6.08
Commercial	13,205	14.39	11,190	13.66	8,251	13.78
Installment	23,152	25.22	21,356	26.07	19,355	32.33

	91,785	100.00%	81,927	100.00%	59,868	100.00%

Allowance for loan losses	(873)		(745)		(547)
Net deferred loan (fees) and costs	370		323		197

	$91,282		$81,505		$59,518

     The following table presents the maturities or repricing periods of selected loans outstanding at June 30, 2005:

	Loan Maturity Distribution at June 30, 2005
	1 year or less	1-5 years	After 5 years	Total
		(Dollars in thousands)
Real Estate
Commercial	$15,670	$20,980	$3,207	$39,857
Construction	3,885	—	—	3,885
Residential	9,901	1,289	496	11,686
Commercial	8,594	4,472	139	13,205
Installment	837	411	21,904	23,152

Total Loans	$38,887	$27,152	$25,746	$91,785

Fixed Rates	3,570	12,944	24,955	41,469
Variable Rates	35,317	14,208	791	50,316

Total Loans	$38,887	$27,152	$25,746	$91,785

     Asset Quality
     Management performs reviews of all delinquent loans and relationship officers are charged with working with customers to resolve potential credit issues in a timely manner. Management generally classifies loans as non-accrual when collection of full principal and interest under the original terms of the loan is not expected or payment of principal or interest has become 90 days past due. Classifying a loan as non-accrual results in our no longer accruing interest on such loan and reversing any interest previously accrued but not collected. We will generally restore a non-accrual loan to accrual status when delinquent principal and interest payments are brought current and we expect to collect future monthly principal and interest payments. We recognize interest on non-accrual loans only when received.
     There were no non-accrual loans as of June 30, 2005 or December 31, 2004, 2003 and 2002. No loans were 90 days or more past due as of June 30, 2005 or December 31, 2004, 2003 or 2002.
     We classify any property acquired as a result of foreclosure on a mortgage loan as “real estate owned” and record it at the lower of the unpaid principal balance or fair value at the date of acquisition and subsequently carry the loan at the lower of cost or net realizable value. We charge any required write-down of the loan to its net realizable value against the allowance for credit losses at the time of foreclosure. We charge to expense any subsequent adjustments to net realizable value. Upon foreclosure, Old Line Bank generally requires an appraisal of the property and, thereafter, appraisals of the property on at least an annual basis and external inspections on at least a quarterly basis. As of June 30, 2005 and December 31, 2004, 2003 and 2002, we held no real estate acquired as a result of foreclosure.
     We apply the provisions of Statement of Financial Accounting Standards No. 114 (“SFAS No. 114”), “Accounting by Creditors for Impairment of a Loan,” as amended by Statement of Financial Accounting Standards No. 118 (“SFAS No. 118”), “Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure.” SFAS No. 114 and SFAS No. 118 require that impaired loans, which consist of all modified loans and other loans for which collection of all contractual principal and interest is not probable, be measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, an impairment is recognized through a valuation allowance and corresponding provision for credit losses. Old Line Bank considers consumer loans as homogenous loans and thus does not apply the SFAS No. 114 impairment test to these loans. We write off impaired loans when collection of the loan is doubtful.

     As of June 30, 2005 and December 31, 2004, 2003 and 2002, we had no impaired or restructured loans.
     Bank owned life insurance
     In June 2005, we remitted a one time premium payment of $3.3 million to a broker for an insurance company for the purchase of Bank Owned Life Insurance (“BOLI”) on the lives of our executive officers Messrs. Cornelsen, and Burnett and Ms. Rush. We have submitted applications for the BOLI and the officers have completed their physicals required for the insurance. By November 1, 2005, we will enter into supplemental executive retirement plan (“SERP”) agreements with the executives. The SERP agreements will provide for future benefits to the executives. We will also enter into separate agreements that will provide that upon the death of the executive, Old Line Bank will split the insurance proceeds in excess of cash surrender value evenly between Old Line Bank and the executive officer’s designated beneficiary.
     Deposits
     We seek deposits within our market area by paying competitive interest rates, offering high quality customer service and using technology to deliver deposit services effectively.
     At June 30, 2005, the deposit portfolio had grown to $106.0 million, a $17.0 million or 19.10% increase over the December 31, 2004 level of $89.0 million. Non-interest bearing deposits grew $1.5 million during the period from $25.4 million to $26.9 million while interest-bearing deposits grew $15.6 million to $79.1 million from $63.5 million. Most of the growth in interest-bearing deposits was in other time deposits, which increased from $36.4 million at December 31, 2004 to $44.4 million at June 30, 2005 and money market and NOW accounts which grew from $16.5 million at December 31, 2004 to $25.8 million at June 30, 2005. Our deposit base expanded due to increased commercial relationships, a promotional certificate of deposit campaign in January 2005 that increased other time deposits and increased activity and balances in real estate settlement accounts at period end that increased money market, NOW, and non interest-bearing deposits.
     At December 31, 2004, the deposit portfolio had grown to $89.0 million, a $19.7 million or 28.43% increase over the December 31, 2003 level of $69.3 million. Non-interest bearing deposits grew $5.5 million during the period to $25.4 million from $19.9 million while interest-bearing deposits grew $14.1 million to $63.5 million from $49.4 million. Increased business development efforts, the addition of key personnel and promotional campaigns expanded the number of customers. As a result, our non-interest and interest bearing deposit balances grew.
     At December 31, 2003, deposits were $69.3 million, a $7 million increase over the December 31, 2002 level of $62.3 million. Non-interest bearing deposits grew $7.3 million during the period to $19.9 million from $12.6 million, and interest-bearing deposits declined $219,062 to $49.4 million from $49.6 million.
     As a general practice, we do not purchase brokered deposits. During the periods reported, we had no brokered deposits. As market conditions warrant and balance sheet needs dictate, we may participate in the wholesale certificates of deposit market.

     The following is a summary of the maturity distribution of certificates of deposit as of June 30, 2005.

	Certificate of Deposit Maturity Distribution
	June 30, 2005
		Three Months
	Three Months	to	Over
	or	Twelve	Twelve
	Less	Months	Months	Total
	(Dollars in thousands)
Certificates of deposit
Less than $100,000	$3,131	$4,635	$16,494	$24,260
Greater than or equal to $100,000	2,168	1,427	16,594	20,189

Total	$5,299	$6,062	$33,088	$44,449

     Borrowings
     Old Line Bank has available lines of credit, including overnight federal funds and repurchase agreements from its correspondent banks that totaled $9.5 million as of June 30, 2005 and as of December 31, 2004. Old Line Bank has an additional secured line of credit from the Federal Home Loan Bank of Atlanta that totaled $26.3 million as of June 30, 2005 and $22.7 million at December 31, 2004. We had borrowed $6 million as of June 30, 2005 and as of December 31, 2004.
     Short-term borrowings consist of short-term promissory notes issued to Old Line Bank’s customers and federal funds purchased. In 2004, Old Line Bank developed an enhancement to the basic non-interest bearing demand deposit account for its commercial clients. This service electronically sweeps excess funds from the customer’s account into an interest bearing Master Note with Old Line Bank. These Master Notes reprice daily and have maturities of 270 days or less. At June 30, 2005, Old line Bank had $8.9 million outstanding in these short term promissory notes with an interest rate of 1.31%. At December 31, 2004, Old Line Bank had $3.6 million outstanding with an average interest rate of 0.77%. At December 31, 2004, Old Line Bank also had $1 million outstanding in overnight federal funds at 1.64% with the Federal Home Loan Bank of Atlanta.
     At June 30, 2005 and December 31, 2004, long-term borrowings were comprised of advances from the Federal Home Loan Bank of Atlanta totaling $6 million. Old Line Bank borrowed $4.0 million of the $6.0 million in January 2001, currently pays interest only at 4.80%, and must repay the $4.0 million in January 2011. Interest is payable January 3, April 3, July 3, and October 3 of each year. Effective January 3, 2002 and any payment date thereafter, the FHLB has the option to convert the interest rate into a three (3) month LIBOR based floating rate.
     In March 2004, Old Line Bank borrowed an additional $2 million from the Federal Home Loan Bank of Atlanta. Old Line Bank pays interest only, currently at 1.79%, and must repay the $2.0 million in March 2009. Interest is payable March 17, June 17, September 17 and December 17, of each year. Effective March 16, 2006 and any payment date thereafter, the FHLB has the option to convert the interest rate into a three (3) month LIBOR based floating rate.
     Old Line Bank may not prepay the Federal Home Loan Bank loans prior to maturity without incurring a significant prepayment penalty.
     Interest Rate Sensitivity Analysis and Interest Rate Risk Management
     A principal objective of Old Line Bank’s asset/liability management policy is to minimize exposure to changes in interest rates by an ongoing review of the maturity and re-pricing of interest-earning assets and interest-bearing liabilities. The Asset and Liability Committee of the Board of Directors oversees this review.
     The Asset and Liability Committee establishes policies to control interest rate sensitivity. Interest rate sensitivity is the volatility of a bank’s earnings resulting from movements in market interest rates. Management monitors rate sensitivity in order to reduce vulnerability to interest rate fluctuations while maintaining adequate capital levels and acceptable levels of liquidity. Monthly financial reports supply management with information to evaluate and manage rate sensitivity and adherence to policy. Old Line Bank’s asset/liability policy’s goal is to manage assets and liabilities in a manner that stabilizes net interest income and net economic value within a broad range of interest rate environments. Adjustments to the mix of assets and liabilities are made periodically in an effort to achieve dependable, steady growth in net interest income regardless of the behavior of interest rates in general.
     As part of the interest rate risk sensitivity analysis, the Asset and Liability Committee examines the extent to which Old Line Bank’s assets and liabilities are interest rate sensitive and monitors the interest rate sensitivity gap. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates. The interest rate sensitivity gap is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or re-price within such time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of declining interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If re-pricing of assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.
     Old Line Bank currently has a negative gap over the short term, which suggests that the net yield on interest earning assets may decrease during periods of rising interest rates. However, a simple interest rate “gap” analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rate, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.
     The table below presents Old Line Bank’s interest rate sensitivity at June 30, 2005. Because certain categories of securities and loans are prepaid before their maturity date even without regard to interest rate fluctuations, we have made certain assumptions to calculate the expected maturity of securities and loans.

	Interest Sensitivity Analysis
	June 30, 2005
	Maturing or Repricing
	Within	4-12	1-5	Over
	3 Months	Months	Years	5 Years	Total
	(Dollars in thousands)
Interest Earning Assets:
Investment securities	$646	$189	$14,195	$1,841	$16,871
Loans	32,092	6,795	27,152	25,746	91,785
Interest bearing deposits	—	—	—	—	—
Federal funds sold	15,293	—	—	—	15,293

Total interest earning assets	48,031	6,984	41,347	27,587	123,949

Interest Bearing Liabilities:
Interest-bearing transaction deposits	17,210	8,605	—	—	25,815
Savings accounts	2,950	2,950	2,950		8,850
Time deposits	5,299	6,062	33,087	—	44,448

Total interest-bearing deposits	25,459	17,617	36,037	—	79,113

FHLB Advances	—	—	—	—	—
Other borrowings	12,877	2,000	—	—	14,877

Total interest-bearing liabilities	38,336	19,617	36,037	—	93,990

Period Gap	$9,695	$(12,633)	$5,310	$27,587	$29,959

Cumulative Gap	$9,695	$(2,938)	$2,372	$29,959

Cumulative Gap/Total Assets	7.17%	(2.17%)	1.75%	22.16%
Liquidity
     Our overall asset/liability strategy takes into account our need to maintain adequate liquidity to fund asset growth and deposit runoff. Our management monitors the liquidity position daily in conjunction with Federal Reserve guidelines. We have credit lines unsecured and secured available from several correspondent banks totaling $9.5 million. Additionally, we may borrow funds from the Federal Home Loan Bank of Atlanta. We can use these credit facilities in conjunction with the normal deposit strategies, which include pricing changes to increase deposits as necessary. We can also sell or pledge available for sale investment securities to create additional liquidity. From time to time we may sell or participate out loans to create additional liquidity as required. Additional sources of liquidity include funds held in time deposits and cash from the investment and loan portfolios.
     Our immediate sources of liquidity are cash and due from banks and federal funds sold. As of June 30, 2005, we had $3.7 million in cash and due from banks and $15.3 million in federal funds sold and other overnight investments compared to $4.1 million in cash and due from banks and $5.2 million in federal funds sold and other overnight investments at December 31, 2004. As of December 31, 2003 and 2002, we had $2.5 million and $1.4 million in cash and due from banks, and $4.0 million and $5.6 million, respectively, in federal funds sold and other overnight investments.

     Old Line Bank has sufficient liquidity to meet its loan commitments as well as fluctuations in deposits. We usually retain maturing certificates of deposit as we offer competitive rates on certificates of deposit. Management is not aware of any demands, trends, commitments, or events that would result in Old Line Bank’s inability to meet anticipated or unexpected liquidity needs.
Capital
     Our stockholders’ equity amounted to $13.9 million at June 30, 2005, $13.5 million at December 31, 2004, $12.8 million at December 31, 2003 and $5.7 million at December 31, 2002. We are considered “well capitalized” under the risk-based capital guidelines adopted by the Federal Reserve.
     Stockholders’ equity increased from December 31, 2004 to June 30, 2005 because of net income of $469,484, the $89,883 in proceeds after tax adjustment for stock options exercised less the $105,158 in dividends paid in March and June and the $19,461 unrealized losses in available for sale securities.
     The following table shows Old Line Bancshares, Inc.’s regulatory capital ratios and the minimum capital ratios currently required by its banking regulator to be “well capitalized.” For a discussion of these capital requirements, see “Supervision and Regulation – Capital Adequacy Guidelines.”

	June 30,		December 31,
	2005	2004	2004	2003	2002
	(Dollars in thousands)
Tier 1 Capital:
Common stock	$21	$18	$18	$18	$2,866
Additional paid-in capital	12,532	12,446	12,446	12,363	2,600
Retained earnings	1,485	741	1,121	517	127
Less: disallowed assets	—	—	—	—	—

Total Tier 1 Capital	$14,038	$13,205	$13,585	$12,898	$5,593

Tier 2 Capital
Allowance for loan losses	873	635	745	547	390

Total Risk Based Capital	$14,911	$13,840	$14,330	$13,445	$5,983

Risk weighted assets	$102,929	$74,048	$88,131	$66,574	$50,971

						Regulatory
						Minimum
Capital Ratios:
Tier 1 risk based capital ratio	13.6%	17.8%	15.4%	19.4%	10.9%	4.0%
Total risk based capital ratio	14.5%	18.7%	16.3%	20.2%	11.7%	8.0%
Leverage ratio	11.1%	13.7%	12.7%	14.7%	7.9%	4.0%

Return on Average Assets and Average Equity
     The ratio of net income to average equity and average assets and certain other ratios are as follows:

	June 30,		December 31,
	2005	2004	2004	2003	2002
	(Dollars in thousands)
Average total assets	$122,610	$93,299	$99,325	$81,732	$64,352

Average equity	13,639	12,672	13,031	9,193	5,278

Net income	469	331	817	470	338

Cash dividends declared	105	106	213	80	69

Dividend payout ratio for period	22.37%	32.19%	26.09%	17.07%	20.36%

Return on average assets	0.77	0.71	0.82	0.58	0.53

Return on average equity	6.94	5.25	6.27	5.12	6.40

Average stockholders’ equity to average total assets	11.12	13.58	13.12	11.25	8.20

Contractual Obligations, Commitments, Contingent Liabilities, and Off-balance Sheet Arrangements
     Old Line Bancshares, Inc. is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments primarily may include commitments to extend credit, lines of credit and standby letters of credit. In addition, Old Line Bancshares, Inc. also has operating lease obligations. Old Line Bancshares, Inc. uses these financial instruments to meet the financing needs of its customers. These financial instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. These do not represent unusual risks and management does not anticipate any losses that would have a material effect on Old Line Bancshares, Inc.

     Outstanding loan commitments and lines and letters of credit at June 30, 2005, December 31 of 2004, 2003 and 2002 are as follows:

	June 30,	December 31,
	2005	2004	2003	2002
		(Dollars in thousands)
Commitments to extend credit and available credit lines:
Commercial	$3,687	$2,896	$1,395	$2,385
Real estate-undisbursed development and construction	13,305	7,419	3,931	3,582
Real estate-undisbursed home equity lines of credit	4,185	3,426	2,686	3,891

	$21,177	$13,741	$8,012	$9,858

Standby letters of credit	$1,611	$1,307	$317	$275

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Old Line Bancshares, Inc. generally requires collateral to support financial instruments with credit risk on the same basis as it does for on-balance sheet instruments. The collateral is based on management’s credit evaluation of the counter party. Commitments generally have interest rates fixed at current market rates, expiration dates or other termination clauses and may require payment of a fee. Available credit lines represent the unused portion of lines of credit previously extended and available to the customer so long as there is no violation of any contractual condition. These lines generally have variable interest rates. Since many of the commitments are expected to expire without being drawn upon, and since it is unlikely that customers will draw upon their lines of credit in full at any time, the total commitment amount or line of credit amount does not necessarily represent future cash requirements. Each customer’s credit-worthiness is evaluated on a case-by-case basis.
     We are not aware of any loss we would incur by funding our commitments or lines of credit. Commitments for real estate development and construction, which totaled $13.3 million, or 62.74% of the $21.2 million at June 30, 2005, are generally short-term and turn over rapidly, satisfying cash requirements with principal repayments and from sales of the properties financed.
     Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Our exposure to credit loss in the event of nonperformance by the customer is the contract amount of the commitment. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.
     In general, loan commitments, credit lines and letters of credit are made on the same terms, including with respect to collateral, as outstanding loans. We evaluate each customer’s credit-worthiness and the collateral required on a case-by-case basis.
     Old Line Bancshares, Inc. has various financial obligations, including contractual obligations and commitments. The following table presents, as of June 30, 2005, significant fixed and determinable contractual obligations to third parties by payment date.

	Within	One to	Three to	Over
	one year	three years	five years	five years
	(Dollars in thousands)
Noninterest-bearing	$26,879	$—	$—	$—
Interest-bearing	46,025	15,101	17,987	—
Purchase obligations	680	1,072	139	—
Operating leases	92	326	297	657

Total	$73,676	$16,499	$18,423	$657

     Old Line Bancshares, Inc.’s operating lease obligations represent rental payments for three branches and assumes we become obligated on the Crofton lease in March 2006. The interest-bearing obligations include accrued interest. Purchase obligations represent estimated obligations under agreements to purchase goods or services that are enforceable and legally binding. The purchase obligation amounts presented above primarily relate to estimated obligations under data and item processing contracts, and accounts payable for goods and services received through June 30, 2005.
Reconciliation of Non-GAAP Measures
     Below is a reconciliation of the FTE adjustments and the GAAP basis information presented in this prospectus:

	Six months ended June 30, 2005
			Interest
	Federal Funds	Investment	Earning	Total	Net Interest	Net Interest
	Sold	Securities	Assets	Assets	Income	Spread
GAAP Interest income	$180,989	$309,042	$3,080,292	$3,080,292	$2,198,586
Tax Equivalent adjustment	2,014	36,215	38,229	38,229	38,229

Tax Equivalent interest income	$183,003	$345,257	$3,118,521	$3,118,521	$2,236,815

GAAP Interest yield	2.73%	3.25%	5.36%	5.07%	3.82%	3.19%
Taxable Equivalent adjustment	0.03%	0.38%	0.06%	0.06%	0.06%	0.06%

Tax Equivalent interest yield	2.76%	3.63%	5.42%	5.13%	3.88%	3.25%

	Six months ended June 30, 2004
			Interest
	Federal Funds	Investment	Earning	Total	Net Interest	Net Interest
	Sold	Securities	Assets	Assets	Income	Spread
GAAP Interest income	$20,836	$337,115	$2,241,458	$2,241,458	$1,677,727
Tax Equivalent adjustment	261	41,212	41,473	41,473	41,473

Tax Equivalent interest income	$21,097	$378,327	$2,282,931	$2,282,931	$1,719,200

GAAP Interest yield	0.98%	3.43%	5.13%	4.83%	3.85%	3.26%
Taxable Equivalent adjustment	0.01%	0.42%	0.09%	0.09%	0.09%	0.09%

Tax Equivalent interest yield	0.99%	3.85%	5.22%	4.92%	3.94%	3.35%

	Twelve Months Ended December 31, 2004
			Interest
	Federal Funds	Investment	Earning	Total	Net Interest	Net Interest
	Sold	Securities	Assets	Assets	Income	Spread
GAAP interest income	$50,936	$671,498	$4,889,855	$4,889,855	$3,726,602
Tax equivalent adjustment	432	72,836	73,268	73,268	73,268

Tax equivalent interest income	$51,368	$744,334	$4,963,123	$4,963,123	$3,799,870

GAAP interest yield	1.26%	3.39%	5.24%	4.93%	3.99%	3.44%
Taxable equivalent adjustment	0.01%	0.37%	0.07%	0.07%	0.08%	0.07%

Tax equivalent interest yield	1.27%	3.76%	5.31%	5.00%	4.07%	3.51%

			Twelve Months Ended December 31, 2003
			Interest
	Federal Funds	Investment	Earning	Total	Net Interest	Net Interest
	Sold	Securities	Assets	Assets	Income	Spread
GAAP interest income	$82,300	$610,100	$4,058,012	$4,058,012	$2,799,221
Tax equivalent adjustment	—	71,127	71,127	71,127	71,127

Tax equivalent interest income	$82,300	$681,227	$4,129,139	$4,129,139	$2,870,348

GAAP interest yield	1.03%	3.64%	5.31%	4.97%	3.66%	3.02%
Taxable equivalent adjustment	0.00%	0.43%	0.09%	0.08%	0.09%	0.09%

Tax equivalent interest yield	1.03%	4.07%	5.40%	5.05%	3.75%	3.11%

	Twelve Months Ended December 31, 2002
			Interest
	Federal Funds	Investment	Earning	Total	Net Interest	Net Interest
	Sold	Securities	Assets	Assets	Income	Spread
GAAP interest income	$109,880	$813,522	$3,788,040	$3,788,040	$2,291,107
Tax equivalent adjustment	—	9,762	9,762	9,762	9,762

Tax equivalent interest income	$109,880	$823,284	$3,797,802	$3,797,802	$2,300,869

GAAP interest yield	1.61%	5.13%	6.32%	5.89%	3.82%	3.17%
Taxable equivalent adjustment	0.00%	0.06%	0.01%	0.01%	0.02%	0.02%

Tax equivalent interest yield	1.61%	5.19%	6.33%	5.90%	3.84%	3.19%

Impact of Inflation and Changing Prices and Seasonality
     The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.
     Unlike industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, and may frequently reflect government policy initiatives or economic factors not measured by price index. As discussed above, we strive to manage our interest sensitive assets and liabilities in order to offset the effects of rate changes and inflation.
Application Of Critical Accounting Policies
     Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industry in which we operate. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.
     The most significant accounting policies that we follow are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the provision for loan losses as the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.
     The provision for loan losses represents management’s best estimate of the losses known and inherent in the loan portfolio that are both probable and reasonable to estimate, based on, among other factors, prior loss experience, volume and type of lending conducted, estimated value of any underlying collateral, economic conditions (particularly as such conditions relate to Old Line Bank’s market area), regulatory guidance, peer statistics, management’s judgment, past due loans in the loan portfolio, loan charge off experience and concentrations of risk (if any). Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant estimates, assumptions, and judgments. The loan portfolio also represents the largest asset type on the consolidated balance sheets.
     The evaluation of the adequacy of the provision for loan losses is based upon loan categories except for delinquent loans and loans for which management has knowledge about possible credit problems of the borrower or knowledge of problems with loan collateral, which are evaluated separately and assigned loss amounts based upon the evaluation. Loss ratios are applied to each category of loan other than commercial loans (including letters of credit and unused commitments), where the loans are further divided by risk rating and loss ratios are applied by risk rating, to determine estimated loss amounts. Categories of loans are installment and other consumer loans (other than boat loans), boat loans, mortgage loans (commercial real estate, residential real estate and real estate construction) and commercial loans.
     Management has significant discretion in making the judgments inherent in the determination of the provision and allowance for loan losses, including in connection with the valuation of collateral and the financial condition of the borrower, and in establishing loss ratios and risk ratings. The establishment of allowance factors is a continuing exercise and allowance factors may change over time, resulting in an increase or decrease in the amount of the provision or allowance based upon the same volume and classification of loans.
     Changes in allowance factors or in management’s interpretation of those factors will have a direct impact on the amount of the provision, and a corresponding effect on income and assets. Also, errors in management’s perception and assessment of the allowance factors could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or charge-offs, which would adversely affect income and capital. For additional information regarding the allowance for loan losses, see the “Provision for Loan Losses” section of this financial review.
Recent Accounting Pronouncements
     Accounting pronouncements that have recently been approved follow. We do not expect these statements to have a material impact on the financial statements of the Company.
     FASB Statement No. 123 Accounting for Stock-Based Compensation (revised 2004) Share-Based Payment, establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement eliminates the alternative to use Accounting Principles Board Opinion 25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued. Under Opinion 25, issuing stock options to employees generally results in recognition of no compensation costs. This Statement requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. In addition, this Statement amends FASB Statement No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as financing cash inflow rather than as a reduction of taxes paid. This statement is effective for the Company for the first interim reporting period that begins after December 15, 2005.
     AICPA Statement of Position No. 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, prohibits the “carrying over” of valuation allowances in loans and securities acquired in a transfer. At transfer, the assets are to be recorded at the total cash flows expected to be collected. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004.

BUSINESS OF OLD LINE BANCSHARES, INC. AND OLD LINE BANK
Business of Old Line Bancshares, Inc.
     We were incorporated under the laws of the State of Maryland in April 11, 2003 to serve as the holding company of Old Line Bank.
     On May 22, 2003, the stockholders of Old Line Bank approved the reorganization of Old Line Bank into a holding company structure. The reorganization became effective at 12:01 a.m. on September 15, 2003. In connection with the reorganization, (i) Old Line Bank became our wholly-owned subsidiary and (ii) each outstanding share (or fraction thereof) of Old Line Bank common stock was converted into one share (or fraction thereof) of our common stock, and the former holders of Old Line Bank common stock became the holders of all our outstanding shares.
     Our primary business is owning all of the capital stock of Old Line Bank. We also have an approximately $732,500 equity investment in a real estate investment limited liability company named Pointer Ridge Office Investment, LLC. We own 50% of Pointer Ridge. Frank Lucente, one of our directors and a director of Old Line Bank, controls twenty five percent of Pointer Ridge and controls the manager of Pointer Ridge. The purpose of Pointer Ridge is to acquire, own, hold for profit, sell, assign, transfer, operate, lease, develop, mortgage, refinance, pledge and otherwise deal with real property located at the intersection of Pointer Ridge Road and Route 301 in Bowie, Maryland. Pointer Ridge has acquired the property and plans to construct a commercial office building containing approximately 40,000 square feet. We plan to lease approximately 50% of this building for our main office (moving our existing main office from Waldorf, Maryland) and a branch of Old Line Bank. We anticipate moving to our new headquarters in the first quarter of 2006.
Business of Old Line Bank
     General
     Old Line Bank is a trust company chartered under Subtitle 2 of Title 3 of the Financial Institutions Article of the Annotated Code of Maryland. Old Line Bank was originally chartered in 1989 as a national bank under the title “Old Line National Bank.” In June 2002, Old Line Bank converted to a Maryland-chartered trust company exercising the powers of a commercial bank, and received a Certificate of Authority to do business from the Maryland Commissioner of Financial Regulation.
     Old Line Bank converted from a national bank to a Maryland-chartered trust company to reduce certain federal supervisory and application fees that were then applicable to Old Line National Bank and to have a local primary regulator. Prior to the conversion, Old Line Bank’s primary regulator was the Office of the Comptroller of the Currency. Currently, Old Line Bank’s primary regulator is the Maryland Commissioner of Financial Regulation.
     Old Line Bank does not exercise trust powers and its regulatory structure is the same as a Maryland chartered commercial bank. Old Line Bank is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation insures its deposits.
     In June 2003, Old Line Bank completed a public offering of 299,000 shares of common stock at an offering price of $25 per share. The $6.9 million in net offering proceeds provided Old Line Bank the capital necessary to retain higher percentages of loans that it previously participated to other financial institutions. It also allowed Old Line Bank to maintain its well-capitalized status with the bank regulatory authorities. We have also used these funds in connection with our expansion efforts.
     Old Line Bank is headquartered in Waldorf, Maryland, approximately 10 miles south of Andrews Air Force Base and 25 miles southeast of Washington, D.C. We engage in a general commercial banking business, making various types of loans and accepting deposits. We market our financial services to small to medium sized businesses, entrepreneurs, professionals, consumers and high net worth clients. Our current primary market area is the suburban Maryland (Washington, D.C. suburbs) counties of Prince George’s and Charles. We also target customers throughout the greater Washington, D.C. metropolitan area. Our branch offices generally operate six days a week from 8:00 a.m. until 7:00 p.m. on weekdays and from 8:00 a.m. until noon on Saturday. None of our branch offices are open on Sunday.

     Our principal source of revenue is interest income and fees generated by lending and investing funds on deposit. We typically balance the loan and investment portfolio towards loans. Generally speaking, loans earn more attractive returns than investments and are a key source of product cross sales and customer referrals. Our loan and investment strategies balance the need to maintain adequate liquidity via excess cash or federal funds sold with opportunities to leverage our capital appropriately.
     Location and Market Area
     We consider our current primary market area to consist of the suburban Maryland (Washington, D.C. suburbs) counties of Prince George’s and Charles. The economy in our current primary market area has focused on real estate development, high technology, retail and the government sector.
     Our corporate headquarters and two of our branch offices are located in Waldorf, Maryland in Charles County. Just 15 miles south of the Washington Capital Beltway, Charles County is the gateway to Southern Maryland. The northern part of Charles County is the “development district” where the commercial, residential and business growth is focused. Waldorf, White Plains and the planned community of St. Charles are located here.
     A critical component of our strategic plan is the future growth of Prince George’s County, which wraps around the eastern boundary of Washington, D.C. and offers urban, suburban and rural settings for employers and residents. Several regional, national and international airports are less than an hour away, as is Baltimore. We currently have two branch locations in Prince George’s County including our newest branch, which opened in 2002. In the first quarter of 2006, we expect to move our headquarters location from Waldorf, Maryland to the Pointer Ridge location in Bowie, Maryland in Prince George’s County. We also plan to establish a new branch at the Pointer Ridge location. In August 2005, we opened a loan production office in College Park, Prince George’s County. In 2008, we intend to open a branch in the office building in which the loan production office is located.
     We also plan to expand to Anne Arundel County through the opening of a branch at 1641 State Route 3 North in Crofton. Anne Arundel County borders the Chesapeake Bay and is situated in the high-tech corridor between Baltimore and Washington, D.C. With over 534 miles of shoreline, it provides waterfront living to many residential communities. Annapolis, the State Capital and home to the Naval Academy, and Baltimore/Washington International Airport (BWI), are located in Anne Arundel County. Anne Arundel County has one of the strongest economies in the State of Maryland and its unemployment rate is consistently below the national average. The economy in Anne Arundel County consists of over 13,000 businesses with focuses on Internet-based services, high technology, telecommunications, distribution and technical support services.
     Lending Activities
     General. Our primary market focus is on making loans to small and medium size businesses, entrepreneurs, professionals, consumers and high net worth clients in our primary market area. Our lending activities consist generally of short to medium term commercial business loans, commercial real estate loans, real estate construction loans, home equity loans and consumer installment loans, both secured and unsecured. As a niche-lending product, we provide luxury boat financing to individuals, who generally tend to be high net-worth individuals. These boats are generally Coast Guard documented and have a homeport of record in the Chesapeake Bay or its tributaries.
     The following table summarizes the composition of the loan portfolio by dollar amount and percentages at the dates indicated:

Loan Portfolio
(Dollars in thousands)

	June 30,			December 31,
	2005		2004		2003
Real Estate
Commercial	$39,857	43.43%	$34,300	41.86%	$26,859	44.87%
Construction	3,885	4.23	6,551	8.00	1,762	2.94
Residential	11,686	12.73	8,530	10.41	3,641	6.08
Commercial	13,205	14.39	11,190	13.66	8,251	13.78
Installment	23,152	25.22	21,356	26.07	19,355	32.33

	91,785	100.00%	81,927	100.00%	59,868	100.00%

Allowance for loan losses	(873)		(745)		(547)
Net deferred loan (fees) and costs	370		323		197

	$91,282		$81,505		$59,518

     Credit Policies and Administration. We have adopted a comprehensive lending policy, which includes stringent underwriting standards for all types of loans. Our lending staff follows pricing guidelines established periodically by our management team. In an effort to manage risk, prior to funding, the loan committee consisting of the President, Chief Credit Officer, Chief Lending Officer and six members of the Board of Directors must approve by a majority vote all credit decisions in excess of a lending officer’s lending authority. Management believes that it employs experienced lending officers, secures appropriate collateral and carefully monitors the financial conditions of its borrowers and the concentration of loans in the portfolio.
     In addition to the normal repayment risks, all loans in the portfolio are subject to the state of the economy and the related effects on the borrower and/or the real estate market. With the exception of loans provided to finance luxury boats, generally longer-term loans have periodic interest rate adjustments and/or call provisions. Senior management monitors the loan portfolio closely to ensure that we minimize past due loans and that we swiftly deal with potential problem loans.
     In addition to the internal business processes employed in the credit administration area, Old Line Bank retains an outside, independent credit review firm to review the loan portfolio. This firm performs a detailed annual review and an interim update at least once a year. We use the results of the firm’s report to validate our internal loan ratings and we review their commentary on specific loans and on our loan administration activities in order to improve our operations.
     Commercial Business Lending. Our commercial business lending consists of lines of credit, revolving credit facilities, accounts receivable financing, term loans, equipment loans, SBA loans, stand-by letters of credit and unsecured loans. We originate commercial loans for any business purpose including the financing of leasehold improvements and equipment, the carrying of accounts receivable, general working capital, contract administration and acquisition activities. We have a diverse client base and we do not have a concentration of these types of loans in any specific industry segment. We generally secure commercial business loans with accounts receivable, equipment, deeds of trust and other collateral such as marketable securities, cash value of life insurance, and time deposits at Old Line Bank.
     Commercial business loans have a higher degree of risk than residential mortgage loans because the availability of funds for repayment generally depends on the success of the business. They may also involve higher average balances, increased difficulty monitoring and a higher risk of default since their repayment generally depends on the successful operation of the borrower’s business. To help mitigate this risk, we typically limit these loans to proven businesses and we generally obtain appropriate collateral and personal guarantees from the borrower’s principal owners and monitor the financial condition of the business. For loans in excess of $250,000, monitoring usually includes a review of the borrower’s tax returns and financial statements on an annual basis.
     Commercial Real Estate Lending. We finance commercial real estate for our clients, usually for owner occupied properties. We generally will finance owner-occupied commercial real estate at a maximum loan–to-value of 80%. Our underwriting policies and processes focus on the clients’ ability to repay the loan as well as an assessment of the underlying real estate. We originate commercial real estate loans on a fixed rate or adjustable rate basis. Usually, these rates adjust during a three, five or seven year time period based on the then current treasury or prime rate index. Repayment terms include amortization schedules ranging from three years to a maximum of 25 years with principal and interest payments due monthly and with all remaining principal due at maturity.
     Commercial real estate lending entails significant additional risks as compared with residential mortgage lending. Risks inherent in managing a commercial real estate portfolio relate to sudden or gradual drops in property values as well as changes in the economic climate that may detrimentally impact the borrower’s ability to repay. We attempt to mitigate these risks by carefully underwriting these loans. Our underwriting generally includes an analysis of the borrower’s capacity to repay, the current collateral value, a cash flow analysis and review of the character of the borrower and current and prospective conditions in the market. We generally limit loans in this category to 75%-80% of the value of the property and require personal and/or corporate guarantees. For loans of this type in excess of $250,000, we monitor the financial condition and operating performance of the borrower through a review of annual tax returns and updated financial statements. In addition, we will meet with the borrower and/or perform site visits as required.
     Real Estate Construction Lending. This segment of our loan portfolio is predominately residential in nature and is comprised of loans of short duration, meaning maturities typically of nine months or less. Residential houses under construction and the underlying land for which the loan was obtained secure the construction loans. All of these loans are concentrated in our primary market area.
     Construction lending entails significant risks compared with residential mortgage lending. These risks involve larger loan balances concentrated with single borrowers with funds advanced upon the security of the land or home under construction, which is estimated prior to the completion of the home. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate these risks, we generally limit loan amounts to 80% of appraised values and obtain first lien positions on the property. We generally only offer real estate construction financing to experienced builders and individuals who have demonstrated the ability to obtain a permanent loan “take-out.” We also perform a complete analysis of the borrower and the home under construction. This analysis includes a review of the cost to construct, the borrower’s ability to obtain a permanent “take out,” the cash flow available to support the debt payments and construction costs in excess of loan proceeds, and the value of the collateral. During construction, we advance funds on these loans on a percentage of completion basis. We inspect each project as needed prior to advancing funds during the term of the construction loan.
     Residential Real Estate Lending. We offer a variety of consumer-oriented residential real estate loans. The bulk of our portfolio is made up of home equity loans to individuals with a loan to value not exceeding 85%. We also offer fixed rate home improvement loans. Our home equity and home improvement loan portfolio gives us a diverse client base. Although most of these loans are in our primary market area, the diversity of the individual loans in the portfolio reduces our potential risk. Usually, we secure our home equity loans and lines of credit with a security interest in the borrower’s primary or secondary residence. Our initial underwriting includes an analysis of the borrower’s debt/income ratio that generally may not exceed 40%, collateral value, length of employment and prior credit history.
     Consumer Installment Lending.
     Luxury Boats Loans. We offer various types of secured and unsecured consumer loans. A primary aspect of our consumer lending is our financing for luxury boat purchases ($22.4 million or 97.66% of the consumer loans, excluding consumer real estate, and 24.63% of gross loans at June 30, 2005). Our average loan in the luxury boat loan category is approximately $150,000, with an 18-year term and a fixed interest rate. Our internal analysis and industry statistics indicate that the average life of these loans is approximately 42 months as the purchaser either trades or sells the vessel.
     These loans entail greater risks than residential mortgage lending because the boats that secure these loans are depreciable assets. Further, payment on these loans depends on the borrower’s continuing financial stability. Job loss, divorce, illness or personal bankruptcy may adversely impact the borrower’s ability to pay. To mitigate these risks, we have more stringent underwriting standards for these loans than for other installment loans. As a general guideline, the individuals’ debt service should not exceed 36% of their gross income, they must own their home, have stability of employment and residency, verifiable liquidity, satisfactory prior credit repayment history and the loan to value ratio may not exceed 85%. To ascertain value, we generally receive a survey of the boat from a qualified surveyor and/or a current purchase agreement and compare the determined value to published industry values.
     The majority of these boats are United States Coast Guard documented vessels and we obtain a lien on the vessel with a first preferred ship mortgage, where applicable, or a security interest on the title. As a result of these stringent guidelines, this segment of our portfolio has experienced minimal delinquency. Since inception of the portfolio in 1997, only two accounts have experienced 30-day delinquency with total losses in the portfolio of $20,000 from one account.
     Historically, we have generally paid a fee to a broker to originate a boat loan. We will continue to pay brokers for boat loans and will originate boat loans for our portfolio through Old Line Marine. We do not plan to increase our boat loan portfolio because of Old Line Marine.
     Personal and Household Loans. We also make consumer loans for personal, family or household purposes as a convenience to our customer base. However, these loans are not a focus of our lending activities. As a general guideline, a consumer’s total debt service should not exceed 40% of their gross income. The underwriting standards for consumer loans include a determination of the applicant’s payment history on other debts and an assessment of his or her ability to meet existing obligations and payments on the proposed loan.
     Consumer loans may present greater credit risk than residential mortgage loans because many consumer loans are unsecured or are secured by rapidly depreciating assets. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance because of the greater likelihood of damage, loss or depreciation. Consumer loan collections depend on the borrower’s continuing financial stability. If a borrower suffers personal financial difficulties, the loan may not be repaid. Also, various federal and state laws, including bankruptcy and insolvency laws, may limit the amount we can recover on such loans. However, in our opinion, many of these risks do not apply to the luxury boat loan portfolio due to the credit quality and liquidity of the borrowers.
     Lending Limit. As of June 30, 2005, our legal lending limit for loans to one borrower was approximately $2.1 million. As part of our risk management strategy, we may attempt to participate a portion of larger loans to other financial institutions. This strategy allows Old Line Bank to maintain customer relationships yet reduce credit exposure. However, this strategy may not always be available.
     Old Line Marine
     In February 2005, we established Old Line Marine as a division of Old Line Bank to serve as a boat loan broker and to originate loans for Old Line Bank. The primary loan origination location for this division is Annapolis, Maryland. We also service the Norfolk, Virginia market. We conduct secondary market activity in our marine division as a broker and we earn a fee.

     Investments and Funding
     We balance our liquidity needs based on loan and deposit growth via the investment portfolio and purchased funds. It is our goal to provide adequate liquidity to support our loan growth. In the event we have excess liquidity, we use investments to generate positive earnings. In the event deposit growth does not fully support our loan growth, we can use a combination of investment sales, federal funds and other purchased funds to augment our funding position.
     We actively monitor our investment portfolio and the majority of the portfolio is generally classified as “available for sale.” In general, under such a classification, we may sell investment instruments as management deems appropriate. On a monthly basis, we “mark to market” the investment portfolio via equity as required by Statement of Financial Accounting Standards No. 115 (“SFAS 115”). Additionally, we use the investment portfolio to balance our asset and liability position. We invest in fixed rate or floating rate instruments as necessary to reduce our interest rate risk exposure.
     Other Banking Products
     We offer our customers safe deposit boxes, wire transfer services, debit cards, ATM machines at three of our branch locations and credit cards through a third party processor. Additionally, we provide Internet banking capabilities to our customers. With our Internet banking service, our customers may view their accounts on-line and electronically remit bill payments. Our commercial account services include direct deposit of payroll for our commercial clients’ employees and an overnight sweep service.
     Deposit Activities
     Deposits are the major source of our funding. We offer a broad array of deposit products that include demand, NOW, money market and savings accounts as well as certificates of deposit. We believe that we pay competitive rates on our interest bearing deposits. As a relationship-oriented organization, we generally seek to obtain deposit relationships with our loan clients.
     As our overall balance sheet position dictates, we may become more or less competitive in our interest rate structure. To date, we have not used brokered deposits.
     Competition
     The banking business is highly competitive. We compete with other commercial banks, savings associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in our primary market area and elsewhere.
     We believe that we have effectively leveraged our talents, contacts and location to achieve a strong financial position. However, our primary market area is highly competitive and heavily branched. Competition in our primary market area for loans to small and medium sized businesses, entrepreneurs, professionals and high net worth clients is intense, and pricing is important. Most of our competitors have substantially greater resources and lending limits than we do and offer extensive and established branch networks and other services that we do not offer. Moreover, larger institutions operating in our primary market area have access to borrowed funds at a lower rate than is available to us. Deposit competition also is strong among institutions in our primary market area. As a result, it is possible that to remain competitive we may need to pay above market rates for deposits.
     Employees
     As of July 31, 2005, Old Line Bank had 36 full time and four part time employees. No collective bargaining unit represents any of our employees and we believe that relations with our employees are good. Old Line Bancshares, Inc. has no employees.

Properties
     We acquired our headquarters, which is a full service banking branch and office facility located at 2995 Crain Highway in Waldorf, Maryland, in 1998 for $750,000, renovated the space at a cost of approximately $716,000, and moved our main office into it from our branch office located at 12080 Old Line Centre in Waldorf, Maryland. As an accommodation to the seller, we purchased this facility subject to a 99-year lease that we paid in full. In 2004, we exercised the option to purchase the facility for $1.00. As further described below, we anticipate moving our headquarters from this location to the intersection of Pointers Ridge Road and Route 301 in Bowie, Maryland during the first quarter of 2006. We intend to retain our branch office at 2995 Crain Highway and plan to lease the remainder of the space in this building. We have not currently identified a tenant interested for this space.
     We continue to maintain a branch operation at the Old Line Centre location, and have done so since 1989. The lease, which commenced in August 1999, is a ten-year lease with two, five-year options. Payment terms on the lease are “triple net,” at $4,633 monthly with 1.5% annual increases.
     In 1995, we opened a branch at 15808 Livingston Road in Accokeek, Maryland in Prince George’s County in leased facilities. In March 2003, we purchased the Accokeek location for $155,877.
     Our Clinton, Maryland, Prince George’s County branch, located at 7801 Old Branch Avenue, was opened in September 2002 in leased space. Exclusive of the $825 in monthly rent, we pay no utilities or other expenses associated with this facility. The lease incorporates increases in monthly rent beginning in October 2006 to $2,301, in October 2008 to $2,685 and 1.5% every year thereafter. The lease term is for a period of ten years, with three, five-year options.
     Our loan production office in College Park, Prince George’s County, Maryland, is located in leased space on the fourth floor of a four story building located at 9658 Baltimore Avenue. The lease, which commenced in August 2005, is for two years and six months. Payment terms on the lease are “triple net,” at $2,525.00 monthly, with 3% annual increases. We have also leased space for a new branch on the first floor of this building commencing January 2008 at $5,000 monthly (“triple net”) with 3% annual increases. The term for this space is 10 years with two five year renewal terms.
     In the first quarter or second quarter of 2006, Old Line Bank plans to open a new branch in Crofton, Maryland in Anne Arundel County, located at 1641 Route 3 North, Crofton, Maryland. On July 7, 2004, Old Line Bank executed a lease agreement with Ridgley I, LLC, an unrelated entity, to lease 2,420 square feet of office space for a period of 10 years with three additional renewals for terms of 5 years. The lease commences 120 days after the landlord completes construction or the day Old Line Bank opens for business, whichever is sooner. Payment terms on the lease are $6,353 monthly with 2.5% annual increases. In addition to the monthly rent, we will pay any increase in taxes during the term of the lease and utilities. The space is to be located in newly constructed space at the end of an existing strip center.
     In the first quarter of 2006, we plan to move our main office facility from Waldorf, Maryland to the intersection of Pointer Ridge Road and U.S. Route 301 in Bowie, Maryland in Prince George’s County and to establish a branch in this facility. Pointer Ridge Office Investment, LLC, an entity 50% owned by us and in which we currently have an approximately $732,500 investment, owns this property. Frank Lucente, a director of Old Line Bancshares, Inc. and Old Line Bank controls 25% of Pointer Ridge and controls the manager of Pointer Ridge. Pointer Ridge has acquired the property and plans to construct a commercial office building containing approximately 40,000 square feet. We plan to lease approximately 50% of this building for our main office (moving our existing main office from Waldorf, Maryland) and a branch of Old Line Bank. We anticipate moving to our new headquarters in the first quarter of 2006.
Legal Proceedings
     From time to time, we may be involved in litigation relating to claims arising out of our normal course of business. As of the date of this prospectus, we are not aware of any material pending litigation matters.

MANAGEMENT
Directors and Officers
     Old Line Bancshares, Inc.’s directors and executive officers and Old Line Bank’s directors and executive officers are as follows:

			Director
Name	Age(1)	Position	Since(2)

Charles A. Bongar	60	Director of Old Line Bancshares, Inc. and Old Line Bank	1993

Craig E. Clark	63	Chairman of the Board of Directors of Old Line Bancshares, Inc. and of Old Line Bank	1988(3)

James W. Cornelsen	51	President and Chief Executive Officer of Old Line Bancshares, Inc. and Old Line Bank and Director of Old Line Bancshares, Inc. and Old Line Bank	1994

Daniel W. Deming	56	Director of Old Line Bancshares, Inc. and Old Line Bank	1992

James F. Dent	68	Director of Old Line Bancshares, Inc. and Old Line Bank	1988

Nancy L. Gasparovic	58	Director of Old Line Bancshares, Inc. and Old Line Bank	1993

Frank Lucente, Jr.	63	Vice Chairman of the Board of Directors of Old Line Bancshares, Inc. and Old Line Bank	2002

Gail D. Manuel	49	Director of Old Line Bancshares, Inc. and Old Line Bank	1994

John D. Mitchell, Jr.	57	Director of Old Line Bancshares, Inc. and Old Line Bank	1992

Gregory S. Proctor Jr.	41	Director of Old Line Bancshares, Inc. and Old Line Bank	2004

(1)	As of July 31, 2005.

(2)	Old Line Bancshares, Inc. was incorporated in April 2003. This column indicates the date on which each of the directors became a member of the Board of Directors of Old Line Bank. Each director has been a director of Old Line Bancshares, Inc. since its incorporation other than Mr. Proctor, who became a director in September 2004.

(3)	Mr. Clark. has served as Chairman of the Board of Directors of Old Line Bank since 1994 and of Old Line Bancshares, Inc. since its incorporation in April 2003.
     Messrs. Bongar and Lucente and Ms. Gasparovic’s terms as directors expire at the 2006 annual meeting of the stockholders of Old Line Bancshares, Inc.
     Messrs. Cornelsen, Deming, Dent and Mitchell’s terms as directors expire at the 2007 annual meeting of the stockholders of Old Line Bancshares, Inc.
     Messrs. Clark and Proctor along with Ms. Manuel’s terms as directors expire at the 2008 annual meeting of the stockholders of Old Line Bancshares, Inc.
     Charles A. Bongar, Jr., is a lawyer with the firm of Andrews, Bongar, Starkey & Claggett, P.A. The firm has an office in Waldorf, Maryland. He has practiced law since 1972 and specializes in real estate transactions, estate probate, and personal injury cases. Mr. Bongar resides in LaPlata, Maryland.
     Craig E. Clark is President of Waldorf Carpets, Inc., a wholesale and retail flooring company, which he established in 1969. Mr. Clark is a founder of Old Line Bank. Mr. Clark resides in Lusby, Maryland.
     James W. Cornelsen is the President and Chief Executive Officer of Old Line Bancshares, Inc. and Old Line Bank. He has 29 years of commercial banking experience. Prior to joining Old Line Bank, Mr. Cornelsen was a Senior Vice President at Sequoia National Bank and Vice President of Commercial Lending at Citizens Bank of Maryland. Mr. Cornelsen resides in LaPlata, Maryland.
     Daniel W. Deming is a Director of Deming Associates, Inc., in Accokeek, Maryland. He also serves as a

Director of Kanawha Roxalana Company, in West Virginia and is a Director of Livingston, Ltd. All three of these companies are engaged in various aspects of real estate. Mr. Deming resides in Accokeek, Maryland.
     James F. Dent is owner and operator of a State Farm Insurance Agency that he established in 1961. He resides in LaPlata, Maryland.
     Nancy L. Gasparovic, is owner and operator of Title Professionals, Ltd., a real estate settlement company in LaPlata, Maryland. Ms. Gasparovic resides in Issue, Maryland.
     Frank Lucente, Jr. is Chairman of Chesapeake Custom Homes, a Suburban Maryland residential home builder and developer, and President of Lucente Enterprises, a land development holding company. Mr. Lucente resides in Tequesta, Florida.
     Gail D. Manuel is owner and Director of Trinity Memorial Gardens and Mausoleum in Waldorf, Maryland. She is a past Board of Director of the Charles County Chamber of Commerce and past President of Charles County Zonta Club. She resides in Welcome, Maryland.
     John D. Mitchell, Jr. is President of JCV, Inc. a petroleum equipment company located in Hughesville, Maryland. Mr. Mitchell resides in LaPlata, Maryland.
     Gregory S. Proctor Jr. is President and Chief Executive Officer of G.S. Proctor & Associates, Inc., a Maryland registered lobbying and consulting firm, which he established in 1995. He resides in Upper Marlboro, Maryland.
     The directors of Old Line Bancshares are divided into three classes, with each class containing one-third of the total number of directors, as near as is possible, and one of the three classes expiring each year. Each director serves for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which such director was elected. Pursuant to the charter of Old Line Bancshares, Inc., the term of office of one of the three classes of directors expires each year.
     The directors of Old Line Bank are also divided into three classes, with each class containing one-third of the total number of directors, as near as is possible, and one of the three classes expiring each year. Directors of Old Line Bank serve the same term of office as their directorship with Old Line Bancshares, Inc.
Executive Officers Who are Not Directors and Key Employees
     Executive Officers
     Joseph E. Burnett, 59, joined Old Line Bank as a Senior Vice President and Chief Lending Officer in August 2001. He is also a Senior Vice President of Old Line Bancshares, Inc. He has over 39 years of banking experience in the Washington, D.C. metropolitan area specializing in commercial transactions. Prior to joining Old Line Bank, Mr. Burnett was a Senior Vice President in Commercial Lending at Farmers Bank for two years (1999-2001) and at Suburban Bank for twelve years (1987-1999). Mr. Burnett resides in Dunkirk, Maryland. One of our new commercial lenders, Ms. Sandi Burnett, is the sister-in-law of Mr. Burnett.
     Christine M. Rush, 49, joined Old Line Bank in 1998. She is a Senior Vice President, the Chief Financial Officer, the Chief Credit Officer and the Secretary of Old Line Bank. She is also a Senior Vice President, Chief Financial Officer and the Secretary of Old Line Bancshares, Inc. Prior to joining Old Line Bank, Ms. Rush was a Vice President in Commercial Lending and Cash Management at Signet Bank. She has over 27 years banking and financial management experience. Ms. Rush resides in LaPlata, Maryland.
     Key Employees
     Jeffrey Franklin, 39, Senior Vice President of Old Line Bank, has been in charge of branch operations of Old Line Bank since March 2002. Prior to joining Old Line Bank, he was a Vice President at The Columbia Bank where he was responsible for various aspects of branch operations for six years. Prior to his tenure at The Columbia Bank, he held various positions at First Virginia Bank. Mr. Franklin has over 14 years of banking experience. He resides in Crofton, Maryland.
     Erin G. Lyddane, 31, Treasurer and Vice President of Old Line Bank, has been responsible for the daily operations of the bank and financial reporting since February 2000. She has worked in various positions at the bank, including Assistant Vice President, Branch Manager, Assistant Treasurer and Cashier. She joined Old Line Bank in 1992. She resides in LaPlata, Maryland.
     Sandi F. Burnett, 47, Senior Vice President of Old Line Bank, is the team leader for the College Park loan production office since August 2005. Prior to joining Old Line Bank, she was employed by BB&T, a major south-eastern regional bank, most recently as a City Executive, Senior Vice President. In this capacity, she was responsible for supervising the overall team management, portfolio quality and growth within suburban Maryland, principally Prince George’s County. Prior to this position, she was employed by Commerce Bank, a local bank that merged into BB&T in 1999. She started with Commerce Bank in 1994. Ms. Burnett is a career banker with over 26 years of commercial banking experience. She resides in Lothian, Maryland. Ms. Burnett is the sister-in-law of Joseph W. Burnett.
     The officers of Old Line Bancshares, Inc. and Old Line Bank are elected annually by the respective Boards of Directors following the annual meeting of stockholders and serve for terms of one year or until their successors are duly elected and qualified except where a longer term is expressly provided in an employment contract duly authorized and approved by the Board of Directors. See “-Employment Agreements.”
Board Meetings and Committees
     General
     The Board of Directors of Old Line Bancshares, Inc. has standing audit, nominating and compensation committees. Old Line Bank also has a number of standing committees, including the asset & liability committee, audit committee, compensation committee, loan/loan review committee, nominating committee and real estate committee. The members of Old Line Bancshares, Inc.’s and Old Line Bank’s audit, compensation and nominating committees are the same, and these committees typically hold joint meetings.
     Old Line Bancshares, Inc.’s policy requires that, in the absence of an unavoidable conflict, all directors are expected to attend the annual meeting of Old Line Bancshares, Inc.’s stockholders. All members of the Board of Directors attended the 2005 annual meeting.
     Audit Committee
     Old Line Bancshares, Inc.’s audit committee currently has three members: Craig E. Clark, James F. Dent and John D. Mitchell, Jr. The Board of Directors has determined that each of these individuals is independent, as defined under the applicable rules and listing standards of the Nasdaq Stock Market, Inc. and the rules and regulations of the Securities and Exchange Commission. In addition, the Board of Directors has determined that each committee member is able to read and understand fundamental financial statements, including Old Line Bancshares, Inc.’s consolidated balance sheet, income statement and cash flow statement. The audit committee has adopted a written charter, a copy of which is available in the stockholder relations section of Old Line Bank’s website.
     The audit committee’s primary responsibilities are to assist the Board of Directors by monitoring (i) the integrity of the financial statements of Old Line Bancshares, Inc.; (ii) the independent auditors’ qualifications and independence; (iii) the performance of Old Line Bancshares, Inc.’s and its subsidiaries’ internal audit function and independent auditors;(iv) Old Line Bancshares Inc.’s system of internal controls; (v) Old Line Bancshares, Inc.’s financial reporting and system of disclosure controls; and (vi) Old Line Bancshares, Inc.’s compliance with legal and regulatory requirements.
     The audit committee also has oversight responsibility over the treatment of, and any necessary investigation concerning, any employee complaints or other concerns regarding Old Line Bancshares, Inc.’s accounting and auditing matters. Pursuant to procedures adopted by Old Line Bancshares, Inc., any employee with such complaints or concerns is encouraged to report them, anonymously if they desire, to the Chair of the audit committee for investigation, and if appropriate, corrective action, by the audit committee and Old Line Bancshares, Inc.
     Pursuant to Securities and Exchange Commission regulations, we are required to disclose in our annual report whether one or more members of our audit committee is an “audit committee financial expert,” as that term is defined by the SEC, and the name of that member. If, however, the Board of Directors of Old Line Bancshares, Inc. determines that none of the audit committee members possess the requisite expertise, an explanation is required as to why this is the case.
     The SEC defines the term “audit committee financial expert” to mean a person who has the following qualifications:
•	An understanding of generally accepted accounting principles and financial statements;

•	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements, or experience actively supervising one or more persons engaged in such activities;

•	An understanding of internal controls and procedures for financial reporting; and

•	An understanding of audit committee functions.
     In our 2004 annual report, we reported that the Board of Directors had determined that Randy A. Lakes, a former member of our Board of Directors and the former chairman of our audit committee, was the “audit committee financial expert” as defined by the SEC. Mr. Lakes resigned from the Board of Directors of Old Line Bancshares, Inc. and Old Line Bank effective on June 13, 2005 due to professional obligations.
     In light of Mr. Lakes’ resignation, our Board of Directors has determined that, as of the date of this prospectus, none of the members of our audit committee meet the definition of “audit committee financial expert.”
     Unlike the SEC rule which would require us to explain why we do not have an “audit committee financial expert” in our annual report, the rules governing the listing of our common stock on the NASDAQ SmallCap Market require that we have an “audit committee financial expert” at all times, unless an exception applies. Mr. Lakes’ resignation satisfies an exception to the general rule provided that we again have an “audit committee financial expert” by the earlier of our 2006 stockholders meeting or June 13, 2006 (one year from the date of Mr. Lakes’ resignation). As required by the applicable NASDAQ rules, we have informed NASDAQ SmallCap Market of our current lack of an “audit committee financial expert.”
     In its proposing release regarding financial experts on audit committees, the SEC indicated that a “primary benefit of having a financial expert serving on a company’s audit committee is that the person, with his or her enhanced level of financial sophistication or expertise, can serve as a resource for the audit committee as a whole in carrying out its functions.” While our Board of Directors recognizes the importance of having such a person serve on the audit committee, it believes that our audit committee, as it is presently constituted, is able to carry out its functions fully and in the best interests of our stockholders, notwithstanding the lack of an “audit committee financial expert.”
     Our Board of Directors expects that it will add a director to the audit committee who would qualify as an “audit committee financial expert” by the date required to comply with the NASDAQ rules.
     Nominating Committee
     Old Line Bancshares, Inc. nominating committee currently has three members: Nancy L. Gasparovic, Craig E. Clark and Gregory S. Proctor, Jr. The Board of Directors has determined that each of these individuals is independent, as defined under the applicable rules and listing standards of the Nasdaq Stock Market, Inc. The nominating committee has adopted a written charter, a copy of which is available in the stockholder relations section of Old Line Bank’s website.
     The nominating committee determines whether the incumbent directors should stand for reelection to the Board of Directors and identifies and evaluates candidates for membership on the Board of Directors. In the case of a director nominated to fill a vacancy on the Board of Directors due to an increase in the size of the Board of Directors, the nominating committee recommends to the Board of Directors the class of directors in which the director-nominee should serve. The nominating committee also conducts appropriate inquiries into the backgrounds and qualifications of possible director candidates and reviews and makes recommendations regarding the composition and size of the Board of Directors. The nominating committee will also evaluate candidates for nomination to the Board of Directors who are recommended by a stockholder.
     Compensation Committee
     Old Line Bancshares, Inc.’s compensation committee currently has three members: Charles A. Bongar, Craig E. Clark, and Gail D. Manuel. The Board of Directors has determined that each of these individuals is independent, as defined under the applicable rules and listing standards of the Nasdaq Stock Market, Inc.
     The compensation committee evaluates the performance of the president and chief executive officer and makes recommendations to the Board of Directors regarding the president and chief executive officer’s compensation. The compensation committee also reviews the current industry practices regarding compensation packages provided to executive management and the Board of Directors, including salary, bonus, stock options and other perquisites. Based on recommendations from the president and chief executive officer, the compensation committee approves compensation provided to members of executive management, excluding the president and chief executive officer. The compensation committee also evaluates and recommends to the Board of Directors fees for non-employee board members.
Director Compensation
     For 2005, each non-employee Director of Old Line Bank, other than the Chairman of the Board and the Vice Chairman of the Board, receives $400 for each attended meeting of the Board of Directors, and $200 for each attended meeting of the asset & liability committee, the loan/loan review committee, the real estate committee and the nominating committee. Each non-employee Director of Old Line Bank, other than the Chairman of the Board and the Vice Chairman of the Board, also receives $300 for each attended meeting of the compensation committee and the audit committee. Each non-employee Director of Old Line Bank, other than the Chairman of the Board and the Vice Chairman of the Board, also receives a $250 quarterly retainer. During 2005, the Chairman of the Board will receive an annual compensation of $30,000 and the Vice Chairman will receive an annual compensation of $15,000. We reserve the right to change these amounts during 2005.
     Old Line Bancshares, Inc. has paid no cash remuneration, direct or otherwise, to its directors since its incorporation. It is expected that unless and until Old Line Bancshares, Inc. becomes actively involved in additional businesses other than owning all the capital stock of Old Line Bank, no separate cash compensation will be paid to the directors of Old Line Bancshares, Inc. in addition to that paid to them by Old Line Bank in their capacities as directors of Old Line Bank. However, Old Line Bancshares, Inc. may determine in the future that such separate cash compensation is appropriate.
     In addition to cash compensation, since 1997, Old Line Bancshares, Inc. or Old Line Bank (prior to Old Line Bank’s reorganization into the holding company structure) has granted options in December of each year to its non-employee directors. Historically, each non-employee director was granted an option to purchase 750 shares. For 2004, Old Line Bancshares, Inc. increased the 750 amount to 1,000 (1,200 shares if adjusted for the stock dividend). All options were granted at fair market value, are exercisable immediately, and expire on the tenth anniversary of the grant date. Also, the options terminate (if not exercised) on the first anniversary of the termination of the director’s service on the Board of Directors.
     Old Line Bancshares, Inc. intends to grant options to purchase 1,200 shares of its common stock to its non-

employee directors in December 2005. It is anticipated that the options will be granted at fair market value, will be exercisable immediately, and will expire on the tenth anniversary of the grant date. It is also anticipated that the options will terminate (if not exercised) on the first anniversary of the termination of the director’s service on the Board of Directors. Old Line Bancshares, Inc. reserves the right to change this policy.
Executive Compensation
     The following table sets forth the compensation paid by Old Line Bank to its Chief Executive Officer and to any other executive officer who received compensation in excess of $100,000 during 2004.
Summary Compensation Table

	Annual Compensation			Long-term Compensation
				Securities
				Underlying	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)	Options (#)	Compensation
James W. Cornelsen, President & Chief Executive Officer (1)	2004	$150,000	$40,000	10,800	$127,609
	2003	$135,000	$30,000	3,960	$11,069
	2002	$120,000	$—	3,960	$4,195

Joseph E. Burnett Senior Vice President & Chief Lending Officer (2)	2004	$114,000	$17,000	3,960	$6,105
	2003	$107,000	$15,000	2,700	$6,126
	2002	$100,000	$—	—	$2,722

Christine M. Rush Senior Vice President, Chief Financial Officer, Corporate Secretary & Chief Credit Officer (3)	2004	$100,000	$17,000	3,960	$5,609
	2003	$90,000	$14,000	2,700	$4,794
	2002	$84,000	$13,660	—	$2,468

(1)	Other compensation includes $6,783, $6,633, and $2,400 of contributions to Old Line Bank’s 401(k) retirement plan for 2004, 2003 and 2002, respectively; $2,480, $3,160, and $990 of term life insurance payments paid by Old Line Bank on Mr. Cornelsen’s behalf for 2004, 2003 and 2002, respectively; auto reimbursement of $176, $1,276, and $805 in 2004, 2003 and 2002, respectively. In 2004, Mr. Cornelsen exercised his option to purchase 18,000 shares of common stock at an exercise price of $2.81. The market price of the common stock on the date of exercise was $9.31. The exercise price, the market price and the number of shares of common stock are adjusted for the 20% stock dividend paid on March 24, 2005. All other compensation in 2004 includes the $118,170 that represents the dollar difference between the price paid of the common stock and the fair market value of the common stock at exercise of the options.
(2)	Other compensation includes $4,890, $4,910, and $2,000 of contributions to Old Line Bank’s 401(k) retirement plan for 2004, 2003 and 2002, respectively; and $1,215, $1,216, and $722 of term life insurance payments paid by Old Line Bank on Mr. Burnett’s behalf for 2004, 2003 and 2002, respectively.
(3)	Other compensation includes $4,279, $4,190, and $1,935 of contributions to Old Line Bank’s 401(k) retirement plan for 2004, 2003 and 2002 respectively; and $1,330, $604, and $533 of term life insurance payments paid by Old Line Bank on Ms. Rush’s behalf for 2004, 2003 and 2002.

     The following table contains information concerning the grant of stock options made during the last completed fiscal year to Messrs. Cornelsen and Burnett and Ms. Rush.
Individual Grants

	Number of	% of Total
	Securities	Options
	Underlying	Granted to
	Options	Employees in	Exercise or Base	Expiration
Name	Granted	Fiscal Year	Price ($/Share)(1)	Date
James W. Cornelsen (2)	10,800	57.69%	$9.83	12/31/2014
Joseph E. Burnett (3)	3,960	21.15%	$9.83	12/31/2014
Christine M. Rush (4)	3,960	21.15%	$9.83	12/31/2014

(1)	The exercise price is equal to the fair market value on the date of grant.
(2)	Mr. Cornelsen received options to purchase 10,800 shares of common stock in December 2004 pursuant to his employment agreement. One-third of the grant vested as of December 31, 2004, one-third of the grant will vest on December 31, 2005 and one-third of the grant will vest on December 31, 2006.
(3)	Mr. Burnett received options to purchase 3,960 shares of common stock in December 2004 pursuant to his employment agreement. One-third of the grant vested as of December 31, 2004, one-third of the grant will vest on December 31, 2005 and one-third of the grant will vest on December 31, 2006.
(4)	Ms. Rush received options to purchase 3,960 shares of common stock in December 2004 pursuant to her employment agreement. One-third of the grant vested as of December 31, 2004, one-third of the grant will vest on December 31, 2005 and one-third of the grant will vest on December 31, 2006.
     The following table sets forth information on the aggregate number of shares of common stock exercised during 2004 by Mr. Cornelsen and the value realized by him as a result of such exercise, the underlying unexercised options held as of December 31, 2004 by Mr. Cornelsen, Mr. Burnett and Ms. Rush and the aggregate dollar value of in-the-money unexercised options held as of December 31, 2004 by Mr. Cornelsen, Mr. Burnett and Ms. Rush.
Aggregate Options Table

			Number of Securities			Value of Unexercised in-the-
			Underlying			Money
	Shares		Unexercised Options at			Options at
	Acquired	Value	December 31, 2004			December 31, 2004(1)
Name	On Exercise (#)	Realized ($)	Exercisable		Unexercisable	Exercisable	Unexercisable
James W. Cornelsen	18,000	$118,170 (2)	28,800	(3)	7,200	$114,975	$—
Joseph E. Burnett	—	$—	4,020	(4)	2,640	$653	$—
Christine M . Rush	—	$—	4,020	(4)	2,640	$653	$—

(1)	Represents the total gain which would be realized if all in-the-money options held at December 31, 2004 were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share option exercise price and the fair market value of the shares at December 31, 2004 of $9.83.
(2)	On February 26, 2004, Mr. Cornelsen exercised his option to purchase 18,000 shares of common stock at an exercise price of $2.81. The market price of the common stock on the date of exercise was $9.31. The value realized represents the dollar difference between the price paid of the common stock and the fair market value of the common stock at exercise of the options.
(3)	The exercise price of these options is $3.97 per share with respect to 3,600 of these options, $4.725 per share with respect to 3,600 of these options, $3.60 per share with respect to 4,500 of these options, $4.39 with respect to 4,500 of these options, $4.94 with respect to 4,500 of these options, $9.58 with respect to 4,500 of these options and $9.825 with respect to 3,600 of these options.
(4)	The exercise price of these options is $9.58 per share with respect to 2,700 of these options and 9.83 per share with respect to 1,320 of these options.
     The following table sets forth certain information as of December 31, 2004, with respect to compensation plans under which equity securities of Old Line Bancshares, Inc. are authorized for issuance.
Equity Compensation Plan Information

	Number of securities to be issued	Weighted average exercise	Number of securities
	upon exercise of outstanding	price of outstanding options,	remaining available for
Plan Category	options, warrants and rights	warrants and rights	future issuance
Equity compensation plans approved by security holders(1)	114,420	$6.62	293,580

(1)	Includes the 1990 Stock Option Plan, as amended, the 2001 Incentive Stock Option Plan, as amended and the 2004 Equity Incentive Plan. The 1990 Stock Option Plan, as amended and the 2001 Incentive Stock Option Plan, as amended, were approved by security holders of Old Line Bank and its predecessor, Old Line National Bank. Effective September 15, 2003, all of the then stockholders of Old Line Bank became stockholders of Old Line Bancshares, Inc. The 2004 Equity Incentive Plan was approved by security holders of Old Line Bancshares, Inc.
Employment Agreements
     Old Line Bank has entered into employment agreements with each of James W. Cornelsen, Joseph W. Burnett and Christine M. Rush.
     On March 31, 2003, Old Line Bank entered into a new employment agreement with Mr. Cornelsen (replacing a 1999 agreement) to serve as the President and Chief Executive Officer of Old Line Bank. This agreement provides for an initial term of five years and may be extended by the Board of Directors, in their sole discretion, for one additional year or such greater term as the Board of Directors deems appropriate. In December 2003, the Board of Directors extended the term by one additional year and did the same in December 2004. Mr. Cornelsen’s employment agreement is currently set to expire in March 2010.
     Mr. Cornelsen’s agreement currently provides for a salary of $190,000 and Mr. Cornelsen may receive an annual bonus to be determined by the Board of Directors. In addition, Mr. Cornelsen is entitled to receive an annual grant of options to purchase at least 4,500 shares of common stock of Old Line Bancshares, Inc., assuming such options are available to grant under a stockholder approved stock option plan.
     The agreement terminates upon Mr. Cornelsen’s death, permanent disability or by mutual written agreement. In addition, Mr. Cornelsen may terminate the agreement within six months following a “change in control,” as described below, or for good reason as described in the agreement. Old Line Bank may terminate the agreement for certain events constituting cause as described in the agreement. Old Line Bank may also terminate the agreement without cause provided that it provides sixty days prior written notice to Mr. Cornelsen.
     If Mr. Cornelsen terminates the agreement for good reason, or if Old Line Bank terminates Mr. Cornelsen’s employment without cause or because of permanent disability, Mr. Cornelsen will receive severance pay for the remaining term of the agreement in an amount equal to his average annual compensation over the prior five years.

     If Mr. Cornelsen is terminated or terminates his employment in anticipation of or within six months following a change in control, he is entitled to a single payment equal to 2.99 times his average annual compensation over the prior five years. If the change of control payments were required to be paid in 2005, Mr. Cornelsen would receive approximately $421,369.
     Pursuant to the employment agreement, a “change in control” will occur if:
•	any person or persons acting in concert acquires, whether by purchase, assignment, transfer, pledge or otherwise (including as a result of a redemption of securities), then outstanding voting securities of Old Line Bancshares, Inc, if, after the transaction, the acquiring person (or persons) owns, controls or holds with power to vote twenty-five percent (25%) or more of any class of voting securities of Old Line Bancshares, Inc., as the case may be;

•	within any twelve-month period (beginning on or after the effective date of the employment agreement) the persons who were directors of Old Line Bancshares, Inc. immediately before the beginning of such twelve-month period (the “Incumbent Directors”) cease to constitute at least a majority of such Board of Directors; provided that any director who was not a director as of the effective date of the employment agreement will be deemed to be an Incumbent Director if that director was elected to such Board of Directors by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors;

•	the stockholders of Old Line Bancshares, Inc. approve a reorganization, merger or consolidation with respect to which persons who were the stockholders of Old Line Bancshares, Inc. immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power entitled to vote in the election of directors of the reorganized, merged or consolidated company’s then outstanding voting securities (other than in connection with the formation of the holding company); or

•	all or substantially all of the assets of Old Line Bancshares, Inc. are sold, transferred or assigned to any third party.
     On March 31, 2003, Old Line Bank entered into employment agreements with Mr. Burnett and Ms. Rush to serve as Senior Vice Presidents of Old Line Bank. Each agreement has an initial term of two years and thereafter automatically extend for periods of one year unless either party terminates the automatic renewal by giving written notice ninety days prior to the renewal date. No party provided such a notice within 90 days of March 31, 2005.
     Mr. Burnett’s agreement currently provides for a salary of $127,000 and Ms. Rush’s agreement currently provides for a salary of $120,000. Each of these two officers may receive an annual discretionary bonus. In addition, these officers are each entitled to receive an annual grant of options to purchase at least 2,700 shares of common stock of Old Line Bancshares, Inc., assuming such options are available to grant under a stockholder approved stock option plan.
     Each agreement terminates upon the employee’s death or physical or mental incapacitation that has left the employee unable to perform his or her duties for a period of sixty consecutive days. In addition, the employee may terminate his or her agreement by giving Old Line Bank sixty days written notice. Old Line Bank may terminate each agreement for certain events constituting cause as described in the agreements. Each employee is entitled to receive the remaining balance of his or her unused vacation and personal leave at the termination of employment unless the employee is terminated for cause.

Bank Owned Life Insurance Policy and SERP Agreements
     During June 2005, we remitted a one time premium payment of $3.3 million to a broker for an insurance company for the purchase of Bank Owned Life Insurance (“BOLI”) on the lives of our executive officers Messrs. Cornelsen and Burnett and Ms. Rush. We have submitted applications for the BOLI and the officers have completed their physicals required for the insurance. By November 1, 2005, we will enter into supplemental executive retirement plan (“SERP”) agreements with the executives. The SERP agreements will provide for future benefits to the executives. We will also enter into separate agreements that will provide that upon the death of the executive, Old Line Bank will split the insurance proceeds in excess of cash surrender value evenly between Old Line Bank and the executive officer’s designated beneficiary.
Incentive Compensation
     2004 Equity Incentive Plan
     General. On May 27, 2004, Old Line Bancshares, Inc.’s stockholders, upon the recommendation of its Board of Directors, approved the Old Line Bancshares, Inc. 2004 Equity Incentive Plan (the “2004 Plan”). The 2004 Plan is intended to encourage stock ownership by employees of Old Line Bancshares, Inc. and any current or future subsidiaries, including Old Line Bank, so that they may acquire or increase their proprietary interest in Old Line Bancshares, Inc. and align their interests with the interests of the stockholders, and to provide an incentive to such employees to remain in our employ. The 2004 Plan is also intended to encourage our directors who are not either our employees or employees of our subsidiary (“Eligible Directors”) to acquire or increase their proprietary interest in us, to further promote and strengthen the interest of such Eligible Directors in our development and financial success, and to assist us in attracting and retaining highly qualified directors.
     Administration of the Stock Option Plan; Eligibility of Participants. The 2004 Plan is administered by the compensation committee of Old Line Bancshares, Inc.’s Board of Directors. The compensation committee has the authority, subject to and not inconsistent with the express provisions of the 2004 Plan, to administer the 2004 Plan and to exercise all the powers and authorities either specifically granted to it under the 2004 Plan or necessary or advisable in the administration of the 2004 Plan, including, without limitation, the authority to grant options (“Options”) and make awards of restricted shares and restricted units (“Restricted Stock Awards” and “Restricted Unit Awards,” respectively, and sometimes collectively with the grant of Options, “Grants”); to determine the purchase price of the shares of our common stock covered by each Option, which shall be not less than the fair market value (as defined in the 2004 Plan) thereof (the “Option Price”); to determine the persons to whom, and the time or times at which, Options, Restricted Stock Awards and Restricted Unit Awards are to be granted; to determine the number of shares to be covered by each Option, and to determine the number of restricted shares and restricted units to be covered by each Restricted Stock Award and Restricted Unit Award; to interpret the 2004 Plan; to prescribe, amend and rescind rules and regulations relating to the 2004 Plan; to determine the terms and provisions of the agreements (which need not be identical) entered into in connection with grants of Options and Restricted Stock Awards and Restricted Unit Awards; and to make all other determinations deemed necessary or advisable for the administration of the 2004 Plan. Notwithstanding the foregoing, the full Board of Directors may exercise some or all of the powers of the compensation committee with respect to Grants to Eligible Directors.
     Eligibility. Options, Restricted Stock Awards and Restricted Unit Awards may be granted to employees (including, without limitation, officers who are employees) of Old Line Bancshares, Inc. or its present or future and subsidiaries, and to Eligible Directors of Old Line Bancshares, Inc. or its present or future subsidiaries. A person to whom an Option has been granted hereunder is sometimes referred to as an “Optionee.”
     Share of Common Stock Subject to the 2004 Plan. Subject to the next sentence, the aggregate number of shares of our common stock as to which Options and Restricted Stock may be granted from time to time under the 2004 Plan may not exceed 300,000 shares. The share amount in the preceding sentence shall be subject to adjustment in the event of certain changes in the capital structure of Old Line Bancshares, Inc. Such was the case in connection with the 20% stock dividend, when the shares subject to the 2004 Plan increased from 250,000 to 300,000. The shares to be made subject to Grants under the 2004 Plan may, in whole or in part, be authorized but unissued shares or shares that shall have been or may be reacquired by Old Line Bancshares, Inc.

     Except with respect to Incentive Stock Options, if any shares subject to an Option grant or Restricted Stock Award are forfeited, canceled, exchanged or surrendered (“Forfeited”) or if a Grant otherwise terminates or expires without a distribution of shares to the Grantee, the shares of our common stock with respect to such Grant would be, to the extent Forfeited or otherwise terminated or expired, again available for Grants under the 2004 Plan. Notwithstanding the foregoing, in no event shall any such shares be again available for Grants under the 2004 Plan if such action would cause the 2004 Plan to be a “formula” plan under applicable interpretations of The Nasdaq Stock Market, Inc.
     Terms of Options. Each Option granted pursuant to the 2004 Plan must be evidenced by a written Option Agreement between Old Line Bancshares, Inc. and the Optionee, which provides, among other things, the number of shares subject to such Option, the Option Price, the form and time of payment for shares to be received upon exercise of the Option, the term of the Option (which may not exceed 10 years), and other terms and conditions. Options may be either Incentive Stock Options, within the meaning of Section 422 of the Internal Revenue Code, or Nonstatutory Stock Options, which are not intended to be Incentive Stock Options.
     In general, Options may be exercised over such period, in cumulative installments or otherwise, or upon such terms and conditions, as the compensation committee may determine; provided, however, that the compensation committee has the authority to accelerate the exercisability of all or any portion of any outstanding Option at such time and under such circumstances as it, in its sole discretion, deems appropriate, as long as such exercise period is not earlier than six months from the date of grant of such Option and does not exceed 10 years from the date of grant of such Option.
     The exercise price of any Option granted must be at least 100 percent of the fair market value of the common stock on the date of grant. The exercise price must be paid at the time of exercise in cash or, if permitted by the compensation committee, (i) in shares of common stock, (ii) in a combination of cash and shares of common stock, or (iii) in a cashless exercise procedure through a broker; provided, however, that such method and time for payment shall be permitted by and be in compliance with applicable law.
     If an Optionee’s employment or service terminates for cause, all options, whether or not then exercisable, will terminate immediately upon such termination. If an Optionee’s employment or service terminates other than for cause and other than by death, disability or retirement (in the case of Eligible Directors only), all Options then exercisable shall terminate three months after the date of such termination with respect to Options to employees and one year after the date of such termination with respect to Options to Eligible Directors; provided, however, that the compensation committee may in its discretion extend the period for exercise of Options that were exercisable at the time of separation of employment or cessation of service to a later date, but in any event not beyond the date on which the Option would otherwise expire.
     If an Optionee’s employment or service terminates by reason of death, disability or retirement (in the case of Eligible Directors only), all Options then exercisable may be exercised by the Optionee or by the Optionee’s estate or by a person who acquired the right to exercise such Option by bequest or inheritance or otherwise by reason of the death or disability of the Optionee, at any time within one (1) year after the date of death or termination by reason of disability or retirement, or at such later time as the compensation committee may in its discretion determine, but in any event not beyond the date on which the Option would otherwise expire.
     Notwithstanding the foregoing, all Incentive Stock Options will lapse and cease to be exercisable no later than three months following the termination of Grantee’s employment unless (i) the Grantee’s termination of employment is a result of death or disability, in which event the Incentive Stock Option will lapse and cease to be exercisable no later than one year after the date of death or disability; or (ii) the Grantee dies following the termination of employment and while the Incentive Stock Option is still exercisable, in which event the Incentive Stock Option will lapse and cease to be exercisable no later than one (1) year after the date of death.
     If a change of control (as defined in the 2004 Plan) occurs while unexercisable Options remain outstanding under the 2004 Plan, Options not previously exercisable by their terms will become fully exercisable. Following the change of control, the compensation committee may cause any Option to be canceled in consideration of a cash payment or alternative award made to the holder of such Option equal in value to the fair market value of the canceled Option (which shall equal the fair market value of the shares of common stock underlying the Option, less any exercise price therefor).
     Terms and Conditions of Restricted Stock Awards and Restricted Unit Awards. The 2004 Plan provides for the grant of restricted shares and restricted units. In general, a Grantee may not sell, assign, transfer, pledge, hypothecate or otherwise dispose of any restricted shares or restricted units, except by will or the laws of descent and distribution, until the restricted period elapses. In determining the restricted period of an award, the compensation committee may provide that the restrictions lapse with respect to specified percentages of the awarded shares or units upon the satisfaction of such conditions as the compensation committee may impose.
     Participants may be granted awards of restricted units under the 2004 Plan, which entitle such participant to receive on the date on which the restricted period lapses, an amount in cash equal to, with respect to each such unit, the fair market value of one share of common stock on such date.
     If during the restricted period, the Grantee’s continuous employment terminates for any reason, any restricted shares and any restricted units remaining subject to restrictions will be forfeited by the employee and transferred, at no cost, to Old Line Bancshares, Inc. Upon the occurrence of a change of control, all restrictions outstanding with respect to Restricted Stock Awards and Restricted Unit Awards will automatically expire. The compensation committee has the authority to cancel any or all outstanding restrictions prior to the end of the restricted period.
     Amendment and Termination. Our Board of Directors may suspend, terminate, modify or amend the 2004 Plan at any time. Unless earlier terminated by the Board of Directors, the 2004 Plan will continue in effect until March 25, 2014.
     While the Board of Directors may amend or terminate the 2004 Plan, in general, stockholder approval is required for any amendment that would increase the aggregate number of shares of common stock that may be available for Grants under the 2004 Plan or that would reduce the exercise price for Options by repricing or replacing such Options. The compensation committee does not have the authority to cancel any outstanding Option and issue a new Option in its place with a lower exercise price; provided, however, that this does not prohibit an exchange offer whereby Old Line Bancshares, Inc. provides certain participants with an election to cancel an outstanding Option and receive a grant of a new Option at a future date if such exchange offer only occurs with stockholder approval.
     Grants Outstanding under the 2004 Plan
     As of the date of this prospectus, there were options to purchase 52,720 shares of our common stock outstanding pursuant to the 2004 Plan. These options are exercisable at exercise prices ranging from $9.83 to $10.23 per share. We have not issued any restricted shares or restricted units under the 2004 Plan.
     Other Stock Option Plans
     Prior to the 2004 Plan, we issued options pursuant to our 1990 Stock Option Plan and our 2001 Stock Option Plan. Pursuant to these plans, we granted options to our executive officers and to our directors.
     The 1990 Stock Option Plan had a 10-year term, which terminated in 2000. In general, options granted pursuant to this plan expire on the 10th anniversary of the date of grant. As of the date of this prospectus, there were options to purchase 15,300 shares of our common stock outstanding pursuant to the 1990 Stock Option Plan. These options are exercisable at exercise prices ranging from $3.97 to $4.72.
     The 2001 Stock Option Plan has a 10-year term. In general, options granted pursuant to this plan expire on the 10th anniversary of the date of grant. As of the date of this prospectus, there were options to purchase 58,800 shares of our common stock outstanding pursuant to the 2001 Stock Option Plan. These options are exercisable at exercise prices ranging from $3.33 to $9.83. We do not anticipate granting any additional options pursuant to the 2001 Plan.

     Incentive Plan Model and Stock Option Model
     On June 24, 2005, our Board of Directors approved an Incentive Plan Model and a Stock Option Model for calendar year 2005 for Messrs Cornelsen and Burnett and Ms. Rush. The Incentive Plan Model and the Stock Option Model provide mechanisms under which the compensation committee may in its discretion authorize cash and equity compensation bonuses to the executive officers.
     The models provide the compensation committee with guidelines for determining discretionary bonuses. The cash bonus under the Incentive Plan Model is determined by multiplying the named executive’s base salary by a percentage factor calculated based on our return on assets, return on equity and earnings per share at a threshold, target and stretch level. The options to be granted under the Stock Option Model depend on whether we meet the cumulative threshold, target and stretch levels for our return on assets, return on equity and earnings per share. If we do, options with a value equal on the date of grant to a percentage of the executive’s base salary based on the Black-Scholes pricing model would be issued to the executives.
     Under the Incentive Plan Model, at the target levels, Mr. Cornelsen would be eligible to receive a bonus equal to 25% of his base salary and Mr. Burnett and Ms. Rush would be eligible to receive a bonus equal to 15% of their base salaries. Under the Stock Option Model, at the target levels, the officers would be eligible to receive options with a value equal on the date of grant to 20% (for Mr. Cornelsen) or 10% (for Mr. Burnett and Ms. Rush) of base salary based on Black-Scholes pricing model.
     The compensation committee designed the incentive structure to reward achievement based on our return on assets, return on equity and earnings per share, and to discourage the achievement of one metric at the expense of the others. The Board of Directors and the compensation committee of the Board of Directors may adjust, modify or terminate the models, in full or in part, at any time in their sole discretion. Notwithstanding the Stock Option Model, the executive officers will continue to receive a number of options at least equal to the number provided for in their employment agreements, subject to the terms of those agreements.
Employer Benefit Plans
     Discounted Loan Rate and Free Checking
     Old Line Bank currently provides employees a 1% discount on the then prevailing market interest rate on loans made by Old Line Bank to the employee, subject to satisfaction with Old Line Bank’s underwriting standards for such loans. Additionally, all employees receive free checking.
     Health and Retirement
     Old Line Bank currently provides health care benefits, including medical, disability and group life insurance, subject to certain deductibles and copayments, for its full time employees.
     Old Line Bank maintains a 401(k) profit sharing plan for employees who meet the eligibility requirements set forth in the plan. Pursuant to the plan, Old Line Bank matches the first 3% of employee contributions to the plan and 50% of the next 2% of employee contributions, for a maximum required contribution of 4% of employee eligible compensation. This plan, which covers substantially all employees, allows for elective employee deferrals. Old Line Bank’s contributions to the plan for 2004, 2003 and 2002, were $42,673, $37,716 and $14,255, respectively.

STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL HOLDERS
     The following table sets forth information with respect to the beneficial ownership of Old Line Bancshares, Inc.’s common stock by each director, by its executive officers and by all of its directors and executive officers as a group, as well as information regarding each other person that we believe own in excess of 5% of the outstanding common stock. Unless otherwise noted below, we believe that each person named in the table has or will have the sole voting and sole investment power with respect to each of the securities reported as owned by such person.

			Total Number
		Options to	of Shares
	Common	Purchase	Beneficially	Percentage of
Name and Address of Beneficial Owner (1)	Stock	Common Stock	Owned(2)	Ownership (3)
Charles A . Bongar, Jr.(4)	19,890	2,100	21,990	1.03%
Joseph E. Burnett	18,900	4,020	22,920	1.07
Craig E. Clark(5)	82,199	2,100	84,299	3.93
James W . Cornelsen	49,394	28,800	78,194	3.60
Daniel W . Deming(6)	16,200	7,500	23,700	1.10
James F. Dent	43,290	7,500	50,790	2.36
Nancy L. Gasparovic	6,300	7,500	13,800	0.64
Frank Lucente(7)	122,520	3,000	125,520	5.82
Gail D. Manuel(8)	9,900	3,900	13,800	0.64
John D. Mitchell(9)	10,828	7,500	18,328	0.85
Gregory S. Proctor, Jr.	4,302	1,200	5,502	0.26
Christine M . Rush(10)	1,800	4,020	5,820	0.39

All directors & executive officers as a group (12 people)	385,523	79,140	464,663	20.82%

John S. Clark 305 Lake Shore Drive Shady Shores , Texas 76208	122,400	0	122,400	5.69%

Jeffrey A . Miller and Eric D. Jacobs (11) c/o Miller & Jacobs Capital, L.L.C. P.O. Box 26039, Gallows Bay Station Christiansted, Virgin Islands 00824	118,680	0	118,680	5.51%

(1)	Unless otherwise indicated, the address of each person listed in the foregoing table is the address of Old Line Bancshares, Inc.

(2)	The total number of shares beneficially owned includes shares of common stock owned by the named persons as of the date of this prospectus and shares of common stock subject to options held by the named persons that are exercisable as of, or within 60 days of, the date of this prospectus.

(3)	The shares of common stock subject to options are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(4)	Includes 480 shares of common stock held for the benefit of his grandson.

(5)	Includes 62,736 shares of common stock held jointly with his spouse. Does not include 11,329 shares owned by an individual retirement account for the benefit of his spouse. Mr. Clark disclaims beneficial ownership in such shares. Does not include 4,800 shares of common stock held in trust for the benefit of his mother-in-law. His spouse is trustee of the trust. Mr. Clark disclaims beneficial ownership in such shares.

(6)	Holds 6,840 shares of common stock jointly with his spouse, and 9,000 shares of common stock in Deming Associates, Inc. of which Mr. Deming is President and sole owner.

(7)	Includes 63,100 shares of common stock held by Lucente Enterprises, Inc., of which Mr. Lucente is the President, and 3,110 shares of common stock held by Chesapeake Custom Homes, LLC, of which Lucente Enterprises, Inc. is a manager and the majority member. Does not include 5,760 share owned by an individual retirement account for the benefit of his spouse. Mr. Lucente disclaims beneficial ownership in such shares.

(8)	Includes 1,008 shares of common stock held jointly with her spouse.

(9)	Includes 60 shares of common stock held for the benefit of his granddaughter.

(10)	Includes 360 shares of common stock held jointly with Mark O. Posten.

(11)	Mr. Jacobs and Mr. Miller have indicated that they indirectly own 118,680 shares of common stock as the sole managers and members of Miller & Jacobs Capital, L.L.C., which is affiliated with several investment entities, including the Acadia Fund I, L.P.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     General
     Old Line Bank has had in the past, and expects to have in the future, banking transactions with directors and executive officers and the business and professional organizations in which they are associated in the ordinary course of business. Any loans and loan commitments are made in accordance with all applicable laws. In the opinion of management, these transactions do not and will not involve more than the normal risk of collectibility or present other unfavorable features. Directors or officers with any personal interest in any loan application are excluded from considering any such loan application. The aggregate amount of loans outstanding at December 31, 2004 and 2003 to Old Line Bank’s directors, officers and their affiliates was approximately $2.9 million and $2.0 million, respectively. In addition, any future transactions with officers, directors and five percent stockholders will be undertaken on terms no less favorable to Old Line Bancshares than could be obtained from independent third parties.
     Old Line Bank has entered into various transactions with firms in which owners are also members of the Board of Directors. Fees charged for these services are at similar rates charged by unrelated parties for similar work. We paid to these parties a total of $6,886, $10,159, and $18,175 during the years ended December 31, 2004, 2003 and 2002, respectively.
     One of our new commercial lenders, Sandi Burnett, is the sister in law of Joseph W. Burnett, the Senior Vice President and Chief Lending Officer of Old Line Bank. Ms. Burnett's current salary is $130,000 per year, in addition to any discretionary bonus she may receive. She does not have an employment agreement and is an at-will employee. Upon commencement of her employment in August, 2005, Ms. Burnett was granted options to purchase 12,000 shares of our common stock at the fair market value on the date of grant. The options vest equally over a period of five years, beginning with the date of the option grant and expire in 10 years. Although it is not anticipated that Ms. Burnett will be paid more than $60,000 in compensation during 2005 (due to her start in August 2005), it is anticipated that she will be paid in excess of $60,000 in 2006 and thereafter.
     Pointer Ridge
     On July 22, 2004, Old Line Bancshares, Inc. executed an Operating Agreement as a member with unaffiliated parties, Lucente Enterprises, Inc., and Chesapeake Custom Homes, LLC, as members, and Chesapeake Pointer Ridge Manager, LLC, as manager, to establish Pointer Ridge Office Investment, LLC (“Pointer Ridge”). The members’ ownership of Pointer Ridge is as follows:

Unaffiliated parties	25.0%
Lucente Enterprises, Inc.	12.5%
Chesapeake Custom Homes, LLC	12.5%
Old Line Bancshares, Inc.	50.0%
     Mr. Frank Lucente, Vice Chairman and a member of the Board of Directors of Old Line Bancshares, Inc., is the President and majority owner of Lucente Enterprises, Inc. Lucente Enterprises, Inc. is the manager and majority member of Chesapeake Custom Homes, LLC and Chesapeake Pointer Ridge Manager, LLC.
     The purpose of Pointer Ridge is to acquire, own, hold for profit, sell, assign, transfer, operate, lease, develop, mortgage, refinance, pledge and otherwise deal with real property located at the intersection of Pointer Ridge Road and Route 301 in Bowie, Maryland. Pointer Ridge has acquired the property and plans to construct a commercial office building containing approximately 40,000 square feet. Old Line Bancshares, Inc. plans to lease approximately 50% of this building for its main office (moving its existing main office from Waldorf, Maryland) and a branch of Old Line Bank. On August 26, 2004, Old Line Bancshares, Inc. transferred its initial $550,000 capital contribution to Pointer Ridge and on September 16, 2005 transferred an additional $182,500 to Pointers Ridge as a capital contribution.
     In April 2005, Pointer Ridge executed a contract with Waverly Construction Inc. (“Waverly”) to begin construction of an approximately 40,000 square foot commercial office building at the property. The contract sum is four million one hundred eight thousand dollars ($4,108,000). The contract stipulates that Waverly will begin work within seven calendar days of the receipt of (1) notice to proceed from Pointer Ridge; (2) grading permit; (3) building permit; (4) fully executed contract; and (5) written verification from Pointer Ridge of funding for the project being in place. Waverly has received notice to proceed and a fully executed contract from Pointer Ridge, and a grading and building permit from Prince George’s County. Although Waverly had not received written verification from Pointer Ridge that funding for the project was in place, Waverly began construction of the project in

May 2005 and the building is partially complete.
     Pointer Ridge is currently in negotiations with an unrelated bank to obtain funding for construction and permanent financing on the building. We anticipate that the loan amount will be approximately $6,000,000 and will contain “market” terms. Old Line Bancshares, Inc. will be required to guaranty the construction of the building, and will be required to guarantee the payment of up to fifty percent (50%) of all costs and expenses incurred in completing the construction of the building, provided in either case, that the lender continue to advance sums under the loan. We anticipate that the construction financing will be in place by October 20, 2005. Prior to completion of construction of the building, Pointer Ridge may require additional capital contributions from its members. We anticipate moving to our new headquarters in the first quarter of 2006.
SUPERVISION AND REGULATION
     Old Line Bancshares, Inc. and Old Line Bank are subject to extensive regulation under state and federal banking laws and regulations. These laws impose specific requirements and restrictions on virtually all aspects of operations and generally are intended to protect depositors, not stockholders. The following discussion is only a summary and readers should refer to particular statutory and regulatory provisions for more detailed information. In addition, management cannot predict the nature or the extent of the effect on business and earnings that new federal or state legislation may have in the future.
Old Line Bancshares, Inc.
     We are a bank holding company under the Bank Holding Company Act of 1956, as amended. We are subject to regulation and examination by the Federal Reserve Board, and are required to file periodic reports and any additional information that the Federal Reserve Board may require. The Bank Holding Company Act generally prohibits a bank holding company from engaging in activities other than banking, managing or controlling banks or other permissible subsidiaries and acquiring or retaining direct or indirect control of any company engaged in any activities closely related to banking or managing or controlling banks.
     Historically, the Federal Reserve Board was required to approve, among other things, the acquisition by a proposed bank holding company of control of more than five percent (5%) of the voting shares, or substantially all the assets, of any bank, or the merger or consolidation by a bank holding company with another bank holding company. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Riegle-Neal Act”) repealed many of the restrictions on interstate acquisitions of banks by bank holding companies in September, 1995. As a result of the Riegle-Neal Act, subject to certain time and deposit base requirements, we can acquire a bank located in Maryland or any other state, and a bank holding company located outside of Maryland can acquire any Maryland-based bank holding company or bank.
     Subsidiary banks of a bank holding company are subject to certain restrictions imposed by statute on any extensions of credit to the bank holding company or any of its subsidiaries, or investments in their stock or other securities, and on taking such stock or securities as collateral for loans to any borrower. Further, a bank holding company and any of its subsidiary banks are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit. In 1997, the Federal Reserve Board adopted amendments to its Regulation Y, creating exceptions to the Bank Holding Company Act’s anti-tying prohibitions that give bank subsidiaries of holding companies greater flexibility in packaging products and services with their affiliates.
     In accordance with Federal Reserve Board policy, Old Line Bancshares, Inc. is expected to act as a source of financial strength to Old Line Bank and to commit resources to support Old Line Bank in circumstances in which Old Line Bancshares, Inc. might not otherwise do so. The Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.
     The Federal Reserve Board imposes risk-based capital measures on bank holding companies in order to insure their capital adequacy. Because Old Line Bancshares, Inc. is a bank holding company with less than $150,000,000 in assets, Old Line Bancshares, Inc. is currently exempt from most of these risk-based capital measures. However, the Federal Reserve Board still requires that Old Line Bancshares, Inc. remain adequately capitalized and have the ability to retire any debt within 25 years from the date it is incurred.

     Old Line Bancshares, Inc., as a bank holding company, is subject to dividend regulations of the Federal Reserve System. In general, a small bank holding company that has a debt to equity ratio greater than 1:1 is not expected to pay corporate dividends until such time as its debt to equity ratio declines to 1:1 or less and its bank subsidiary is otherwise well managed, well capitalized and not under any supervisory order. Old Line Bancshares, Inc. is a small bank holding company.
     On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act (“GLBA”). Effective March 11, 2000, pursuant to authority granted under the GLBA, a bank holding company may elect to become a financial holding company and thereby engage in a broader range of financial and other activities than are permissible for traditional bank holding companies. In order to qualify for the election, all of the depository institution subsidiaries of the bank holding company must be well capitalized and well managed, as defined by regulation, and all of its depository institution subsidiaries must have achieved a rating of satisfactory or better with respect to meeting community credit needs.
     Pursuant to the GLBA, financial holding companies are permitted to engage in activities that are “financial in nature” or incidental or complementary thereto and not a substantial risk to the safety and soundness of the depository institution or the financial system in general, as determined by the Federal Reserve Board. The GLBA identifies several activities as “financial in nature,” including, among others, insurance underwriting and agency, investment advisory services, merchant banking and underwriting, and dealing or making a market in securities. Being designated a financial holding company will allow insurance companies, securities brokers and other types of financial companies to affiliate with and/or acquire depository institutions. Old Line Bancshares, Inc. does not currently intend to become a financial holding company.
     Under Maryland law, an existing bank holding company that desires to acquire a Maryland state-chartered bank or trust company, a federally chartered bank with its main office in Maryland, or a bank holding company that has its principal place of business in Maryland, must file an application with the Maryland Commissioner of Financial Regulation. In approving the application, the Maryland Commissioner of Financial Regulation must consider whether the acquisition may be detrimental to the safety and soundness of the entity being acquired or whether the acquisition may result in an undue concentration of resources or a substantial reduction in competition in Maryland. The Maryland Commissioner of Financial Regulation may not approve an acquisition if, on consummation of the transaction, the acquiring company, together with all its insured depository institution affiliates, would control 30% or more of the total amount of deposits of insured depository institutions in Maryland. The Maryland Commissioner of Financial Regulation has authority to adopt by regulation a procedure to waive this requirement for good cause. In a transaction for which approval of the Maryland Commissioner of Financial Regulation is not required due to an exemption under Maryland law, or for which federal law authorizes the transaction without application to the Maryland Commissioner of Financial Regulation, the parties to the acquisition must provide written notice to the Maryland Commissioner of Financial Regulation at least 15 days before the effective date of the transaction.
     The status of Old Line Bancshares, Inc. as a registered bank holding company under the Bank Holding Company Act and a Maryland-chartered bank holding company does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.
Old Line Bank
     Old Line Bank is a Maryland chartered trust company (with all powers of a commercial bank), is a member of the Federal Reserve System (a “state member bank”) and the Bank Insurance Fund of the FDIC insures its deposit accounts up to the maximum legal limits of the FDIC. It is subject to regulation, supervision and regular examination by the Maryland Commissioner of Financial Regulation and the Federal Reserve Board. The regulations of these various agencies govern most aspects of Old Line Bank’s business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowing, dividends and location and number of branch offices. The laws and regulations governing Old Line Bank generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting stockholders.

     Branching and Interstate Banking
     The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transactions are prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Act by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997 which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions. Such interstate bank mergers and branch acquisitions are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.
     The Riegle-Neal Act authorizes the federal banking agencies to approve interstate branching de novo by national and state banks in states that specifically allow for such branching. The District of Columbia, Maryland and Virginia have all enacted laws that permit interstate acquisitions of banks and bank branches and permit out-of-state banks to establish de novo branches.
     Gramm-Leach-Bliley Act
     The GLBA altered substantially the statutory framework for providing banking and other financial services in the United States of America. The GLBA, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms, and other financial service providers.
     The GLBA also provides protections against the transfer and use by financial institutions of consumers’ nonpublic personal information. A financial institution must provide to its customers, at the beginning of the customer relationship and annually thereafter, the institution’s policies and procedures regarding the handling of customers’ nonpublic personal financial information. The privacy provisions generally prohibit a financial institution from providing a customer’s personal financial information to unaffiliated third parties unless the institution discloses to the customer that the information may be so provided and the customer is given the opportunity to opt out of such disclosure.
     Capital Adequacy Guidelines
     The Federal Reserve Board and the FDIC have adopted risk based capital adequacy guidelines pursuant to which they assess the adequacy of capital in examining and supervising banks and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items.
     State member banks are expected to meet a minimum ratio of total qualifying capital (the sum of core capital (Tier 1) and supplementary capital (Tier 2)) to risk weighted assets of 8%. At least half of this amount (4%) should be in the form of core capital. In general, this requirement is similar to the capital that a bank must have in order to be considered “adequately capitalized” under the prompt corrective action regulations. See “- “Prompt Corrective Action.” Old Line Bank currently complies with this minimum requirement.
     Tier 1 Capital generally consists of the sum of common stockholders’ equity and perpetual preferred stock (subject in the case of the latter to limitations on the kind and amount of such stock which may be included as Tier 1 Capital), less goodwill, without adjustment for changes in the market value of securities classified as “available for sale” in accordance with FAS 115. Tier 2 Capital consists of the following: hybrid capital instruments; perpetual preferred stock which is not otherwise eligible to be included as Tier 1 Capital; term subordinated debt and intermediate-term preferred stock; and, subject to limitations, general allowances for loan losses. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash, to 100% for the bulk of assets which are typically held by a commercial bank, including certain multi-family residential and commercial real estate loans, commercial business loans and consumer loans. Residential first mortgage loans on one to four family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past-due or non-performing and which have been made in accordance with prudent underwriting standards are assigned a 50% level in the risk-weighing system, as are certain privately-issued mortgage-backed securities representing indirect ownership of such loans. Off-balance sheet items also are adjusted to take into account certain risk characteristics.
     In addition to the risk-based capital requirements, the Federal Reserve Board has established a minimum 3.0% Leverage Capital Ratio (Tier 1 Capital to total adjusted assets) requirement for the most highly-rated banks, with an additional cushion of at least 100 to 200 basis points for all other banks, which effectively increases the minimum Leverage Capital Ratio for such other banks to 4.0% — 5.0% or more. The highest-rated banks are those that are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, those which are considered a strong banking organization. A bank having less than the minimum Leverage Capital Ratio requirement shall, within 60 days of the date as of which it fails to comply with such requirement, submit a reasonable plan describing the means and timing by which the bank shall achieve its minimum Leverage Capital Ratio requirement. A bank which fails to file such plan is deemed to be operating in an unsafe and unsound manner, and could be subject to a cease-and-desist order. Any insured depository institution with a Leverage Capital Ratio that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the Federal Deposit Insurance Act (the “FDIA”) and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios if it has entered into and is in compliance with a written agreement to increase its Leverage Capital Ratio and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period.
     Prompt Corrective Action
     Under Section 38 of the FDIA, each federal banking agency is required to implement a system of prompt corrective action for institutions that it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA. Under the regulations, a bank will be deemed to be: (i) “well capitalized” if it has a Total Risk Based Capital Ratio of 10.0% or more, a Tier 1 Risk Based Capital Ratio of 6.0% or more, a Leverage Capital Ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) “adequately capitalized” if it has a Total Risk Based Capital Ratio of 8.0% or more, a Tier 1 Risk Based Capital Ratio of 4.0% or more and a Tier 1 Leverage Capital Ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of “well capitalized;” (iii) “undercapitalized” if it has a Total Risk Based Capital Ratio that is less than 8.0%, a Tier 1 Risk based Capital Ratio that is less than 4.0% or a Leverage Capital Ratio that is less than 4.0% (3.0% under certain circumstances); (iv) “significantly undercapitalized” if it has a Total Risk Based Capital Ratio that is less than 6.0%, a Tier 1 Risk Based Capital Ratio that is less than 3.0% or a Leverage Capital Ratio that is less than 3.0%; and (v) “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.
     An institution generally must file a written capital restoration plan which meets specified requirements with an appropriate federal banking agency within 45 days of the date the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the applicable agency.
     An institution that is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. Such guaranty will be limited to the lesser of (i) an amount equal to 5.0% of the institution’s total assets at the time the institution was notified or deemed to have notice that it was undercapitalized or (ii) the amount necessary at such time to restore the relevant capital measures of the institution to the levels required for the institution to be classified as adequately capitalized. Such a guaranty shall expire after the federal banking agency notifies the institution that it has remained adequately capitalized for each of four consecutive calendar quarters. An institution which fails to submit a written capital restoration plan within the requisite period, including any required performance guaranty, or fails in any material respect to implement a capital restoration plan, will be subject to the restrictions in Section 38 of the FDIA which are applicable to significantly undercapitalized institutions.
     A “critically undercapitalized institution” is to be placed in conservatorship or receivership within 90 days unless the FDIC formally determines that forbearance from such action would better protect the deposit insurance fund. Unless the FDIC or other appropriate federal banking regulatory agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains critically undercapitalized on average during the fourth calendar quarter after the date it becomes critically undercapitalized must be placed in receivership. The general rule is that the FDIC will be appointed as receiver within 90 days after a bank becomes critically undercapitalized unless extremely good cause is shown and the federal regulators agree to an extension. In general, good cause is defined as capital that has been raised and is immediately available for infusion into the bank except for certain technical requirements that may delay the infusion for a period of time beyond the 90 day time period.
     Immediately upon becoming undercapitalized, an institution will become subject to the provisions of Section 38 of the FDIA, which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution’s assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital, restricting transactions with affiliates, requiring divestiture of the institution or the sale of the institution to a willing purchaser, and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.
     Additionally, under Section 11(c)(5) of the FDIA, a conservator or receiver may be appointed for an institution where: (i) an institution’s obligations exceed its assets; (ii) there is substantial dissipation of the institution’s assets or earnings as a result of any violation of law or any unsafe or unsound practice; (iii) the institution is in an unsafe or unsound condition; (iv) there is a willful violation of a cease-and-desist order; (v) the institution is unable to pay its obligations in the ordinary course of business; (vi) losses or threatened losses deplete all or substantially all of an institution’s capital, and there is no reasonable prospect of becoming “adequately capitalized” without assistance; (vii) there is any violation of law or unsafe or unsound practice or condition that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution’s condition, or otherwise seriously prejudice the interests of depositors or the insurance fund; (viii) an institution ceases to be insured; (ix) the institution is undercapitalized and has no reasonable prospect that it will become adequately capitalized, fails to become adequately capitalized when required to do so, or fails to submit or materially implement a capital restoration plan; or (x) the institution is critically undercapitalized or otherwise has substantially insufficient capital.
     Currently, Old Line Bank is well capitalized under the prompt corrective actions regulations described above.
     Regulatory Enforcement Authority
     Federal banking law grants substantial enforcement powers to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.
     Transactions with Affiliates and Insiders
     Maryland law imposes restrictions on certain transactions with affiliates of Maryland commercial banks. Generally, under Maryland law, a director, officer or employee of a commercial bank may not borrow, directly or indirectly, any money from the bank, unless the loan has been approved by a resolution adopted by and recorded in the minutes of the board of directors of the bank, or the executive committee of the bank, if that committee is authorized to make loans. If the executive committee approves such a loan, the loan approval must be reported to the board of directors at its next meeting. Certain commercial loans made to directors of a bank and certain consumer loans made to non-officer employees of the bank are exempt from the law’s coverage.
     In addition, Old Line Bank is subject to the provisions of Section 23A of the Federal Reserve Act, which limits the amount of loans or extensions of credit to, investments in, or certain other transactions with, affiliates, and limits the amount of advances to third parties collateralized by the securities or obligations of affiliates. Section 23A limits the aggregate amount of transactions with any individual affiliate to ten percent (10%) of the capital and surplus of Old Line Bank and also limits the aggregate amount of transactions with all affiliates to twenty percent (20%) of capital and surplus. Loans and certain other extensions of credit to affiliates are required to be secured by collateral in an amount and of a type described in Section 23A, and the purchase of low quality assets from affiliates is generally prohibited.
     Old Line Bank also is subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution and or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated entities. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards that in good faith would be offered to or would apply to non-affiliated companies.
     We have entered into banking transactions with our directors and executive officers and the business and professional organizations in which they are associated in the ordinary course of business. Any loans and loan commitments are made in accordance with all applicable laws. See “Certain Relationships and Related Transactions.”
     Loans to One Borrower
     Old Line Bank is subject to the statutory and regulatory limits on the extension of credit to one borrower. Generally, the maximum amount of total outstanding loans that a Maryland chartered trust company may have to any one borrower at any one time is 15% of Old Line Bank’s unimpaired capital and surplus. As of June 30, 2005, we were able to lend $2.1 million to any one borrower. This amount is significantly less than that of many of our competitors.
     Liquidity
     Old Line Bank is subject to the reserve requirements imposed by the State of Maryland. A Maryland commercial bank is required to have at all times a reserve equal to at least 15% of its demand deposits. Old Line Bank is also subject to the reserve requirements of Federal Reserve Board Regulation D, which applies to all depository institutions. Specifically, as of June 30, 2005, amounts in transaction accounts above $7,000,000 and up to $47,600,000 must have reserves held against them in the ratio of three percent of the amount. Amounts above $47,600,000 require reserves of $1,218,000 plus 10 percent of the amount in excess of $47,600,000. The Maryland reserve requirements may be used to satisfy the requirements of Federal Reserve Regulation D. Old Line Bank is in compliance with its reserve requirements.
     Dividends
     Under Maryland law, Old Line Bank may declare a cash dividend, after providing for due or accrued expenses, losses, interest, and taxes, from its undivided profits or, with the prior approval of the Maryland Commissioner of Financial Regulation, from its surplus in excess of 100% of its required capital stock. Also, if Old Line Bank’s surplus is less than 100% of its required capital stock, cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, the bank regulatory agencies have the ability to prohibit or limit proposed dividends if such regulatory agencies determine the payment of such dividends would result in Old Line Bank being in an unsafe and unsound condition.
     Community Reinvestment Act
     Old Line Bank is required to comply with the Community Reinvestment Act (“CRA”) regardless of its capital condition. The CRA requires that, in connection with its examinations of Old Line Bank, the Federal Reserve evaluates the record of Old Line Bank in meeting the credit needs of its local community, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. These factors are considered in evaluating mergers, acquisitions and applications to open a branch or facility. The CRA also requires all institutions to make public disclosure of their CRA ratings. Old Line Bank received a “Satisfactory” rating in its latest CRA examination.
     USA PATRIOT Act
     On October 26, 2001, President Bush signed into law comprehensive anti-terrorism legislation known as the USA PATRIOT Act of 2001 (the “USA Patriot Act”). Title III of the USA Patriot Act substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department (“Treasury”) has issued a number of implementing regulations that apply various requirements of the USA Patriot Act to financial institutions such as Old Line Bank. Those regulations impose new obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Treasury is expected to issue a number of additional regulations that will further clarify the USA Patriot Act’s requirements.
     Failure of a financial institution to comply with the USA Patriot Act’s requirements could have serious legal and reputational consequences for the institution. Old Line Bank has adopted appropriate policies, procedures and controls to address compliance with the requirements of the USA Patriot Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the USA Patriot Act and Treasury’s regulations.

DESCRIPTION OF CAPITAL STOCK
     Our authorized capital stock consists of 5,000,000 shares of our common stock, $0.01 par value, and 1,000,000 shares of preferred stock, $0.01 par value. As of the date of this prospectus, 2,152,360.5 shares of common stock are issued and outstanding and held by approximately 296 stockholders of record. In addition, options to purchase 126,820 shares of common stock are outstanding as of the date of this prospectus. The following summary of certain terms of our common stock and preferred stock is necessarily general and reference should be made in each case to our charter and bylaws that are filed as exhibits to the Registration Statement of which this prospectus is a part, copies of which may be obtained from the Securities and Exchange Commission. See “Where You Can Find More Information.”
     In general, stockholders or subscribers for our stock have no personal liability for the debts and obligations of Old Line Bancshares, Inc. because of their status as stockholders or subscribers, except to the extent that the subscription price or other agreed consideration for the stock has not been paid.
Common Stock
     We are authorized to issue 5,000,000 shares of common stock, par value $0.01 per share. Upon completion of the offering, including the shares of common stock currently issued and outstanding, a maximum of 3,652,360.5 shares of common stock will be issued and outstanding, excluding up to 225,000 additional shares that we may offer (and not including any shares issuable upon the exercise of our outstanding options).
     The outstanding shares of common stock currently are, and the shares of common stock to be issued in the offering will be, upon payment as described in this prospectus, fully paid and non-assessable. Subject to all rights of holders of any other class or series of stock, holders of common stock are entitled to receive dividends if and when our Board of Directors declares dividends from funds legally available. In addition, holders of common stock share ratably in our net assets upon the voluntary or involuntary liquidation, dissolution or winding up of our operations, after distributions are made to anyone with more senior rights.
     In general, each outstanding share of common stock entitles the holder to vote for the election of directors and on all other matters requiring stockholder action, and each share is entitled to one vote. Holders of common stock have no conversion, sinking fund, redemption rights or preemptive rights to subscribe to any of our equity securities.
Preferred Stock
     We are authorized to issue 1,000,000 shares of preferred stock, par value $0.01 per share. Shares of preferred stock may be issued from time to time by the Board of Directors in one or more series. Prior to issuance of shares of each series of preferred stock, the Board of Directors is required to fix for each series the designation, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption. The Board of Directors will not offer shares of preferred stock to promoters except on the same terms as it is offered to all existing or new stockholders and such issuance is approved by a majority of the independent directors. The Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which some of our stockholders might believe to be in their best interests or in which they might receive a premium for their shares of common stock over the market price of such shares. As of the date hereof, we have no present plans to issue any preferred stock.
Anti-Takeover Provisions in our Charter and Bylaws
     General. A number of provisions of our charter and bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of our charter and bylaws that might be deemed to have a potential “anti-takeover” effect. The following description of certain of the provisions of our charter and bylaws is necessarily general and reference should be made in each case to the charter and bylaws.

     Extraordinary Transactions. Our charter provides that certain “business combination” (as defined in the charter) transactions between us and any person who is the beneficial owner, directly or indirectly, of more than fifteen percent (15%) of the shares of our capital stock entitled to vote in the election of directors (an “interested stockholder”) (or between us and an affiliate of the interested stockholder) require a supermajority vote of 80% of the total outstanding shares of our capital stock unless a majority of our “disinterested directors” (as defined in the charter) approve the business combination or unless certain fair price provisions are satisfied. In general, the charter defines “business combination” as:
•	Any merger or consolidation of Old Line Bancshares, Inc. or any subsidiary of Old Line Bancshares, Inc. with an interested stockholder;

•	Any sale, lease, license, exchange, mortgage, pledge, transfer or other disposition to or with any interested stockholder or any affiliate of any interested stockholder of any assets of Old Line Bancshares, Inc. or any subsidiary of Old Line Bancshares, Inc. having an aggregate fair market value equal to or greater than ten percent of the combined assets of Old Line Bancshares, Inc. and its subsidiaries;

•	The issuance or transfer by Old Line Bancshares, Inc. or any subsidiary of Old Line Bancshares, Inc. of any securities of Old Line Bancshares, Inc. or any subsidiary to any interested stockholder or any affiliate of any interested stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value equal to or greater than ten percent of the combined assets of Old Line Bancshares, Inc. and its subsidiaries, except pursuant to an employee benefit plan of Old Line Bancshares, Inc. or any subsidiary;

•	Any reclassification or recapitalization of Old Line Bancshares, Inc. or any subsidiary of Old Line Bancshares, Inc. or any other transaction (whether or not with or into or otherwise involving an interested stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Old Line Bancshares, Inc. or any subsidiary which are directly or indirectly owned by any interested stockholder or any affiliate of any interested stockholder; or

•	The adoption of any plan or proposal for the liquidation or dissolution of Old Line Bancshares, Inc. proposed by or on behalf of an interested stockholder or any affiliate of any interested stockholder.
     In general, the charter defines the term “disinterested director” as any person who is not an affiliate or associate of the interested stockholder and who was a member of the Board of Directors prior to the time that the interested stockholder became an interested stockholder.
     Classification of the Board of Directors. Our charter and bylaws provide that we shall have not less than five nor more than 25 directors, the exact number to be fixed by the Board of Directors, and that the number of directors may be increased or decreased by the Board of Directors. Our directors are divided into three classes — Class A, Class B and Class C — each class consisting of an equal number of directors, or as nearly equal as possible and each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. We believe that a classified board promotes continuity and stability of management but makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by the Board of Directors.
     Absence Of Cumulative Voting. There is no cumulative voting in the election of our directors. Cumulative voting means that holders of stock of a corporation are entitled, in the election of directors, to cast a number of votes equal to the number of shares that they own multiplied by the number of directors to be elected. Because a stockholder entitled to cumulative voting may cast all of his votes for one nominee or disperse his votes among nominees as he chooses, cumulative voting is generally considered to increase the ability of minority stockholders to elect nominees to a corporation’s board of directors. The absence of cumulative voting means that the holders of a majority of our shares can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors.
     Removal of Directors. Our charter and bylaws provide that a director may only be removed by the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors and only for cause.
     Amendment Of Charter and Bylaws. Our charter and bylaws generally provides that amendments to the charter or bylaws that would impact anti-takeover provisions must be approved by the holders of at least 80% of the shares entitled to be voted on the matter.
     Authorized Shares. Our charter authorizes the issuance of 5,000,000 shares of common stock and authorizes the issuance of 1,000,000 shares of preferred stock. The authorization of shares of common and preferred stock in excess of the amount issued provides our Board of Directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and stock options or other stock based compensation. The unissued authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of Old Line Bancshares, Inc. Also, as indicated above, the Board of Directors’ right to set the terms of one or more series of preferred stock has anti-takeover effects.
     Procedures For Stockholder Nominations and Proposals. For nominations for election to the Board of Directors outside of the procedures established in the charter of our nominating committee, as described above, and even if the proposal is not to be included in our proxy statement, pursuant to our bylaws a stockholder must give notice in writing to the President of Old Line Bancshares, Inc. not less than 14 days nor more than 50 days prior to the date of the meeting called for the election of directors, provided, however, that if less than 21 days notice of the meeting is given to stockholders, such nomination must be mailed or delivered to the President not later than the close of business on the fifth business day following the date on which the notice was mailed. At the discretion of the chair of any stockholder meeting, nominations that fail to follow the prescribed procedures will not be considered. We believe that it is in our and our stockholders best interests to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement also may give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations should management determine that doing so is in the best interest of stockholders generally. For shareholder proposals to be included in our proxy materials, the stockholder must comply with all timing and information requirements of the Securities Exchange Act of 1934.
     Limitations On Liabilities. Our charter provides that the personal liability of our directors and officers for monetary damages is eliminated except:
•	To the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received;

•	To the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; and

•	To the extent an administrative proceeding or action is instituted by an appropriate bank regulatory agency which proceeding or actions results in a final order requiring affirmative action by an individual or individuals in the form of payment to Old Line Bancshares, Inc.
     Our charter also provides that we will indemnify our officers and directors against liabilities and, in certain circumstances, will advance expenses to such persons prior to a final disposition of an action. Also, the rights of indemnification provided in our charter are not exclusive of any other rights which may be available under any insurance or other agreement, by resolution of stockholders or disinterested directors or otherwise.
     These provisions are designed to reduce, in appropriate cases, the risks incident to serving as a director, officer, employee or agent and to enable us to attract and retain the best personnel available.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us under provisions of our charter, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.
Anti-Takeover Provisions in the MGCL
     In addition to the provisions contained in our charter and bylaws, the MGCL includes certain provisions applicable to Maryland corporations that may have an anti-takeover effect, including, but not limited to, the provisions discussed below.
     Business Combinations. Under the MGCL, certain “business combinations” between a Maryland corporation and an “Interested Stockholder” (as described in the MGCL) are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder, unless an exemption is available. Thereafter a business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless the corporation’s stockholders receive a minimum price (as described in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the Board of Directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. They also do not apply if the company has fewer than 100 beneficial owners of stock.
     Control Share Acquisitions. The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquirer or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.
     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an “acquiring person statement”), may compel the corporation’s board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.
     Unless the charter or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, unless the charter or bylaws provides otherwise, if voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

Summary of Anti-Takeover Provisions
     The foregoing provisions of our charter and bylaws and Maryland law could have the effect of discouraging an acquisition of Old Line Bancshares, Inc. or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions that might otherwise have a favorable effect on the price of our common stock. In addition, such provisions may make Old Line Bancshares, Inc. less attractive to a potential acquiror and/or might result in stockholders receiving a lesser amount of consideration for their shares of common stock than otherwise could have been available.
     Our Board of Directors believes that the provisions described above are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by our Board of Directors. Our Board of Directors believes that these provisions are in Old Line Bancshares, Inc.’s best interests and the best interests of its stockholders. In the Board of Directors’ judgment, the Board of Directors is in the best position to determine our true value and to negotiate more effectively for what may be in the best interests of the stockholders. Accordingly, the Board of Directors believes that it is in Old Line Bancshares, Inc.’s best interests and in the best interests of its stockholders to encourage potential acquirors to negotiate directly with the Board of Directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the Board of Directors’ view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of Old Line Bancshares, Inc.’s true value and where the transaction is in the best interests of all stockholders.
     Despite the Board of Directors’ belief as to the benefits to Old Line Bancshares, Inc. of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which stockholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. The Board of Directors, however, believes that the potential benefits of these provisions outweigh their possible disadvantages.
Transfer Agent
     American Stock Transfer & Trust Company serves as our transfer agent.
PLAN OF DISTRIBUTION
     McKinnon & Company, Inc., 999 Waterside Drive, Suite 1200, Norfolk, Virginia, has agreed, subject to the terms and conditions contained in an underwriting agreement with us, to sell, as selling agent for us on a best efforts basis, 2,096,538 shares of common stock. Because the offering is on a best efforts basis and there is no minimum number of shares to be sold, McKinnon & Company, Inc. is not obligated to purchase any shares if they are not sold to the public, and McKinnon & Company, Inc. is not required to sell any specific number or dollar amount of shares. McKinnon & Company, Inc. is a member of the National Association of Securities Dealers, Inc. and an SEC-registered broker-dealer.
     McKinnon & Company, Inc. has informed us that it proposes to sell the common stock as selling agent for us — subject to prior sale, when, as and if issued by us — in part to the public at the public offering prices set forth on the cover page of this prospectus, and in part through certain selected dealers that are members of the National Association of Securities Dealers, Inc. to customers of such selected dealers at the public offering price. Each selected dealer will receive a commission of $0.29 for each share that it sells. Purchasers are required to have an account either with McKinnon & Company, Inc. or a selected dealer to purchase shares of common stock in the offering. However, McKinnon & Company, Inc. has no obligation to open an account for any prospective investor. McKinnon & Company, Inc. reserves the right to reject any order for the purchase of shares through it in whole or in part.
     At closing, McKinnon & Company, Inc. will notify all prospective investors, directly or through a selected dealer, of the number of shares to be purchased. The investors, through their dealers, will transmit their purchase funds to the escrow agent by wire transmission. The independent escrow agent is SunTrust Bank, a Georgia banking corporation. The purpose of the escrow is to facilitate the closing process. The release of funds from escrow is not dependent upon our raising any specific amounts in this offering or any other event. McKinnon & Company, Inc. will not purchase or otherwise take ownership of any shares. Closing is expected to occur on or about October 21, 2005.
     We will pay McKinnon & Company, Inc. a commission equal to five percent of the aggregate sales price of the shares sold in the offering.
     We determined the offering price through negotiations with McKinnon & Company, Inc. In determining the offering price, we considered the following factors, among others: the per share book value of the common stock as of June 30, 2005 and as of December 31, 2004, the trading history of the common stock, including the frequency and volume of trades and actual trading prices, but not necessarily the current quoted or last sale price; the history and our prospects and those of Old line Bank; our past and present earnings, trend of such earnings and the prospects for future earnings; the current performance and prospects of the banking industry in which we compete; the general condition of the securities market at the time of the offering and the prices of equity securities of other community banks.
     McKinnon & Company, Inc. has advised us that it will use its best efforts to make a market in our common stock for a period of at least two years after the closing of the offering as long as we remain listed on the Nasdaq SmallCap Market or other exchange and remain current in our periodic reports that we file with the Securities and Exchange Commission.
     We have agreed to indemnify and hold harmless McKinnon & Company, Inc. and the persons who control it against certain liabilities, including liability under the Securities Act of 1933, as amended. Under certain conditions, we have agreed to contribute to any payment that McKinnon & Company, Inc. may be required to make for such indemnified liabilities. In addition, we have agreed to reimburse McKinnon & Company, Inc. for its expenses, including any legal fees, that it incurs in connection with the offering.
LEGAL MATTERS
     The validity of the shares of common stock offered by this prospectus and certain other legal matters will be passed upon by the law firm Ober, Kaler, Grimes & Shriver, a Professional Corporation, 120 East Baltimore Street, Baltimore, Maryland.
EXPERTS
     The audited financial statements of Old Line Bancshares, Inc. and Old Line Bank included in this prospectus and in the registration statement have been audited by Rowles & Company, LLP, Independent Registered Public Accounting Firm, as set forth in their report thereon appearing elsewhere herein and in the registration statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC’s public reference room facility located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the SEC electronically through the SEC’s electronic data gathering, analysis and retrieval system known as EDGAR. On EDGAR, our reports are listed under “Old Line Bancshares, Inc.”
     This prospectus is part of a registration statement we have filed with the SEC. Because the rules and regulations of the SEC allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information set forth in the registration statement. You may review the registration statement and the exhibits filed with the registration statement for further information regarding us and the shares of our common stock being offered by this prospectus. The registration statement and its exhibits may be inspected at the public reference facility of the SEC at the locations described above.

OLD LINE BANCSHARES, INC.

Old Line Bancshares, Inc. & Subsidiary
Consolidated Balance Sheets

	June 30,	December 31,
	2005	2004
	(Unaudited)
Assets
Cash and due from banks	$3,691,558	$4,090,776
Federal funds sold	15,293,025	5,229,867

Total cash and cash equivalents	18,984,583	9,320,643
Time deposits in other banks	—	300,000
Investment securities available for sale	14,667,271	15,612,411
Investment securities held to maturity	2,203,871	2,204,290
Loans, less allowance for loan losses	91,282,412	81,504,890
Restricted equity securities at cost	1,127,750	1,079,950
Investment in real estate, LLC	549,936	550,000
Bank premises and equipment	2,371,974	2,352,348
Accrued interest receivable	418,019	365,388
Deferred income taxes	130,282	88,723
Bank owned life insurance	3,250,000	—
Other assets	224,987	190,675

	$135,211,085	$113,569,318

Liabilities and Stockholders’ Equity

Deposits
Noninterest-bearing	$26,879,406	$25,424,314
Interest bearing	79,112,535	63,540,800

Total deposits	105,991,941	88,965,114
Short-term borrowings	8,876,795	4,637,012
Long-term borrowings	6,000,000	6,000,000
Accrued interest payable	244,196	173,320
Income tax payable	41,760	184,975
Other liabilities	127,333	114,585

	121,282,025	100,075,006

Stockholders’ equity
Common stock, par value $.01 per share in 2005 and 2004, authorized 5,000,000 shares in 2005 and 2004; issued and outstanding 2,146,060.5 in 2005 and 1,776,394.5 in 2004	$21,461	$17,764
Additional paid-in-capital	12,532,415	12,446,229
Retained earnings	1,485,031	1,120,705

	14,038,907	13,584,698
Accumulated other comprehensive income	(109,847)	(90,386)

	13,929,060	13,494,312

	$135,211,085	$113,569,318

See accompanying notes to unaudited consolidated financial statements.

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Income
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
Interest revenue
Loans, including fees	$1,354,841	$945,038	$2,588,137	$1,874,016
U.S. Treasury securities	31,764	26,087	63,339	49,605
U. S. government agency securities	58,570	73,810	119,363	152,091
Mortgage backed securities	22,009	30,548	45,969	63,877
Tax exempt securities	28,825	28,486	57,668	53,623
Federal funds sold	109,608	13,964	180,989	20,836
Other	11,072	12,547	24,827	27,410

Total interest revenue	$1,616,689	$1,130,480	$3,080,292	$2,241,458

Interest expense
Deposits	395,349	225,746	739,195	452,815
Borrowed funds	75,571	57,583	142,511	110,916

Total interest expense	470,920	283,329	881,706	563,731

Net interest income	1,145,769	847,151	2,198,586	1,677,727

Provision for loan losses	75,000	45,000	125,000	90,000

Net interest income after provision for loan losses	1,070,769	802,151	2,073,586	1,587,727

Noninterest revenue
Service charges on deposit accounts	60,751	60,866	117,503	120,173
Other fees and commissions	63,858	77,218	145,215	151,398

Total noninterest revenue	124,609	138,084	262,718	271,571

Noninterest expenses
Salaries	421,373	340,184	830,010	658,673
Employee benefits	74,985	59,902	147,656	118,195
Occupancy	53,400	49,369	108,981	100,666
Equipment	26,950	32,116	53,243	60,466
Data processing	31,637	32,305	63,083	64,085
Other operating	209,598	190,093	405,549	346,994

Total noninterest expenses	817,943	703,969	1,608,522	1,349,079

Income before income taxes	377,435	236,266	727,782	510,219

Income taxes	134,750	85,911	258,298	179,518

Net Income	$242,685	$150,355	$469,484	$330,701

Basic earnings per common share	$0.11	$0.07	$0.22	$0.16
Diluted earnings per common share	$0.11	$0.07	$0.22	$0.15
See accompanying notes to unaudited consolidated financial statements.

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Changes in Stockholder’s Equity
(Unaudited)

					Accumulated
			Additional		other
	Common stock		paid-in	Retained	comprehensive	Comprehensive
	Shares	Par value	capital	earnings	income (loss)	income
Balance, December 31, 2004	1,776,394.5	$17,764	$12,446,229	$1,120,705	$(90,386)	—
Net income	—	—	—	469,484	—	$469,484
Unrealized gain (loss) on securities available for sale, net of income taxes	—	—	—	—	(19,461)	(19,461)

Comprehensive income	—	—	—	—	—	$450,023

Cash dividend $0.049 per share	—	—	—	(105,022)	—
Stock split effected in the form of a 20% stock dividend	355,266.0	3,553	(3,553)	(136)	—
Stock options exercised	14,400.0	144	89,739	—	—

Balance, June 30, 2005	2,146,060.5	$21,461	$12,532,415	$1,485,031	$(109,847)

See accompanying notes to unaudited consolidated financial statements.

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Cash Flows
(Unaudited)

	Six months ended
	June 30,
	2005	2004
Cash flows from operating activities
Interest received	$2,983,285	$2,187,077
Fees and commissions received	262,718	271,571
Interest paid	(810,830)	(559,641)
Cash paid to suppliers and employees	(1,505,344)	(1,235,456)
Income taxes paid	(424,799)	(271,457)

	505,030	392,094

Cash flows from investing activities
Purchase of investment securities
Held to maturity	—	(842,422)
Available for sale at maturity or call	—	(1,253,113)
Proceeds from disposal of investment securities
Held to maturity	—	440,000
Available for sale at maturity or call	904,964	1,573,275
Loans made, net of principal collected	(9,855,285)	(7,709,306)
Purchase of equity securities	(47,800)	(50,000)
Investment in bank owned life insurance (BOLI)	(3,250,000)	—
Redemption of certificates of deposit	300,000	100,000
Purchase of premises and equipment and software	(113,656)	(86,487)
Proceeds from sale of premises and equipment	—	20,000

	(12,061,777)	(7,808,053)

Cash flows from financing activities
Net increase (decrease) in
Time deposits	8,035,628	4,682,175
Other deposits	8,991,199	5,774,961
Net change in borrowed funds	4,239,783	(1,000,000)
Proceeds from stock options exercised	59,235	73,200
Dividends paid	(105,158)	(106,449)

	21,220,687	9,423,887

Net increase (decrease) in cash and cash equivalents	9,663,940	2,007,928

Cash and cash equivalents at beginning of period	9,320,643	6,479,947

Cash and cash equivalents at end of period	$18,984,583	$8,487,875

See accompanying notes to unaudited consolidated financial statements.

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Cash Flows
(Unaudited)
(Continued)

	Six months ended
	June 30,
	2005	2004
Reconciliation of net income to net cash provided by operating activities
Net income	$469,484	$330,701

Adjustments to reconcile net income to net cash provided by operating actitivities
Depreciation and amortization	73,942	75,115
Provision for loan losses	125,000	90,000
Loss (gain) on sale of equipment	—	1,964
Change in deferred loan fees net of costs	(47,237)	(48,682)
Amortization of premiums and discounts	2,861	5,251
Deferred income taxes	(23,286)	(15,414)
Increase (decrease) in
Accrued interest payable	70,876	4,090
Other liabilities	(99,819)	(85,031)
Decrease (increase) in
Accrued interest receivable	(52,631)	(10,950)
Other assets	(14,224)	45,050
Loss on Pointer Ridge, LLC	64	—

	$505,030	$392,094

See accompanying notes to unaudited consolidated financial statements.

Old Line Bancshares, Inc. & Subsidiary
Notes to Unaudited Consolidated Financial Statements
1. GENERAL
     Organization
     Old Line Bancshares, Inc. was incorporated under the laws of the State of Maryland on April 11, 2003 to serve as the holding company of Old Line Bank. The primary business of Old Line Bancshares, Inc. is owning all of the capital stock of Old Line Bank. Old Line Bancshares also has an approximately $550,000 equity investment in a real estate investment limited liability company named Pointer Ridge Office Investment, LLC (“Pointer Ridge”). Old Line Bancshares, Inc. owns 50% of Pointer Ridge.
     Basis of Presentation
     The accompanying consolidated financial statements include the activity of Old Line Bancshares, Inc. and its wholly owned subsidiary, Old Line Bank. All significant intercompany transactions and balances have been eliminated in consolidation.
     The foregoing consolidated financial statements are unaudited; however, in the opinion of management, all adjustments (comprising only normal recurring accruals) necessary for a fair presentation of the results of the interim period have been included. The balances as of December 31, 2004 were derived from audited financial statements. These statements should be read in conjunction with Old Line Bancshares’ financial statements and accompanying notes included in Old Line Bancshares, Inc.’s Form 10-KSB. There have been no significant changes to the Company’s accounting policies as disclosed in the Form 10-KSB. We have reclassified fees from advances on construction loans to interest revenue. In 2005, management determined that this revenue relates more to the use of funds than to commitments to make such funds available. The amounts that we reclassified were $6,876 for the three months ended June 30, 2004 and $31,616 for the six months ended June 30, 2004. The results shown in this interim report are not necessarily indicative of results expected for the full year 2005.
     The accounting and reporting policies of Old Line Bancshares, Inc. conform to accounting principles generally accepted in the United States of America.
2. INVESTMENT SECURITIES
     As Old Line Bancshares, Inc. purchases securities, management determines if the securities should be classified as held to maturity, available for sale or trading. Securities which management has the intent and ability to hold to maturity are recorded at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity. Securities which management may sell before maturity are classified as available for sale and carried at fair value with unrealized gains and losses included in stockholders’ equity on an after tax basis. Management has not identified any investment securities as trading.
3. INCOME TAXES
     The provision for income taxes includes taxes payable for the current year and deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Old Line Bancshares, Inc. & Subsidiary
Notes to Unaudited Consolidated Financial Statements
(Continued)
4. EARNINGS PER SHARE
     Basic earnings per common share is determined by dividing net income by the weighted average number of shares of common stock outstanding giving retroactive affect to the 20% stock dividend paid to shareholders of record on March 7, 2005 and payable March 24, 2005. Diluted earnings per share is calculated including the average dilutive common stock equivalents outstanding during the period. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
Weighted average number of shares	2,144,042.92	2,131,139.34	2,140,149.29	2,123,988.78
Dilutive average number of shares	27,772.00	33,856.80	31,454.00	34,982.40
5. STOCK-BASED COMPENSATION
     Old Line Bancshares, Inc. applies APB No. 25 in accounting for stock options. Accordingly, Old Line Bancshares has not recognized compensation for stock options granted. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) was issued in October, 1995 to establish accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 requires measurement of compensation expense provided by stock-based plans using a fair value based method of accounting, and recognition of compensation expense in the statement of income or disclosure in the notes to the financial statements.
     Had we determined compensation expense in accordance with the provisions of SFAS No. 123, our net income and earnings per share would have been reduced to the following pro forma amounts:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
Net income
As reported	$242,685	$150,355	$469,484	$330,701
Stock -based employee compensation expense	(3,283)	(7,233)	(6,566)	(14,466)
Income tax benefit of employee compensation expense	1,268	2,790	2,536	5,580

Pro forma	$240,670	$145,912	$465,454	$321,815

Basic earnings per share
As reported	$0.11	$0.07	$0.22	$0.16
Pro forma	0.11	0.07	0.22	0.15
Diluted earnings per share
As reported	$0.11	$0.07	$0.22	$0.15
Pro forma	0.11	0.07	0.21	0.15

Old Line Bancshares, Inc. & Subsidiary
Notes to Unaudited Consolidated Financial Statements
(Continued)
5. STOCK-BASED COMPENSATION (continued)
     A summary of the status of the outstanding options follows:

		June 30, 2005
	Number of	Weighted Average
	Shares	exercise price
Outstanding, beginning of year	114,420	$6.62
Options granted	—	—
Options exercised	(14,400)	4.11
Options expired	(900)	9.58

Outstanding, June 30, 2005	99,120	$6.84

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Old Line Bancshares, Inc.
Waldorf, Maryland
     We have audited the accompanying consolidated balance sheets of Old Line Bancshares, Inc. and Subsidiary as of December 31, 2004, 2003, and 2002, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Line Bancshares, Inc. and Subsidiary as of December 31, 2004, 2003, and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Rowles & Company, LLP
Baltimore, Maryland
January 21, 2005

Old Line Bancshares, Inc. & Subsidiary
Consolidated Balance Sheets

December 31,	2004	2003	2002

Assets
Cash and due from banks	$4,090,776	$2,477,119	$1,409,172
Federal funds sold	5,229,867	4,002,828	5,622,983

Total cash and cash equivalents	9,320,643	6,479,947	7,032,155
Time deposits in other banks	300,000	700,000	600,000
Investment securities available for sale	15,612,411	17,381,519	13,387,553
Investment securities held to maturity	2,204,290	1,803,812	5,351,588
Loans, less allowance for loan losses	81,504,890	59,517,690	43,058,786
Restricted equity securities at cost	1,079,950	818,450	373,750
Investment in real estate, LLC	550,000	—	—
Bank premises and equipment	2,352,348	2,279,669	1,920,243
Accrued interest receivable	365,388	315,326	305,486
Deferred income taxes	88,723	60,925	—
Other assets	190,675	178,465	215,140

	$113,569,318	$89,535,803	$72,244,701

Liabilities and Stockholders’ Equity

Deposits
Noninterest-bearing	$25,424,314	$19,902,350	$12,614,536
Interest-bearing	63,540,800	49,422,727	49,641,789

Total deposits	88,965,114	69,325,077	62,256,325
Short-term borrowings	4,637,012	3,000,000	—
Long-term borrowings	6,000,000	4,000,000	4,000,000
Accrued interest payable	173,320	149,831	250,259
Income tax payable	184,975	130,675	—
Deferred income taxes	—	—	34,021
Other liabilities	114,585	102,566	17,503

	100,075,006	76,708,149	66,558,108

Stockholders’ equity
Common stock, par value $.01 per share in 2004 and 2003, $10 per share in 2002; authorized 5,000,000 shares in 2004 and 2003 and 1,000,000 in 2002; issued and oustanding 1,776,394.5 in 2004, 1,756,894.5 in 2003, and 286,631.5 in 2002	17,764	17,569	2,866,315
Additional paid-in capital	12,446,229	12,362,902	2,600,000
Retained earnings	1,120,705	517,097	127,091

	13,584,698	12,897,568	5,593,406
Accumulated other comprehensive income	(90,386)	(69,914)	93,187

	13,494,312	12,827,654	5,686,593

	$113,569,318	$89,535,803	$72,244,701

The accompanying notes are an integral part of these financial statements

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Income

Years Ended December 31,	2004	2003	2002

Interest revenue
Loans, including fees	$4,150,675	$3,346,013	$2,856,341
U.S. Treasury securities	113,541	4,840	—
U.S. government agency securities	294,108	392,966	609,988
Mortgage backed securities	118,088	101,186	160,498
Tax exempt securities	111,236	88,397	22,204
Federal funds sold	50,936	82,300	109,880
Other	51,271	42,310	29,129

Total interest revenue	4,889,855	4,058,012	3,788,040

Interest expense
Deposits	933,557	1,063,399	1,302,098
Borrowed funds	229,696	195,392	194,835

Total interest expense	1,163,253	1,258,791	1,496,933

Net interest income	3,726,602	2,799,221	2,291,107

Provision for loan losses	220,000	162,000	144,000

Net interest income after provision for loan losses	3,506,602	2,637,221	2,147,107

Noninterest revenue
Service charges on deposit accounts	244,831	239,679	217,749
Other fees and commissions	309,370	209,041	183,751
Gain on disposal of assets	—	88,359	38,346

Total noninterest revenue	554,201	537,079	439,846

Noninterest expense
Salaries	1,417,434	1,233,855	1,021,878
Employee benefits	245,162	195,579	157,676
Occupancy	202,627	199,567	202,478
Equipment	118,280	118,947	99,386
Data processing	126,552	113,260	98,904
Other operating	695,904	618,214	503,878

Total noninterest expense	2,805,959	2,479,422	2,084,200

Income before income taxes	1,254,844	694,878	502,753

Income taxes	438,203	224,616	164,884

Net income	$816,641	$470,262	$337,869

Basic earnings per common share	$0.38	$0.29	$0.33
Diluted earnings per common share	$0.38	$0.28	$0.32
The accompanying notes are an integral part of these financial statements

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Changes in Stockholders’ Equity

					Accumulated
			Additional		other
	Common stock		paid-in	Retained	comprehensive	Comprehensive
	Shares	Par value	capital	earnings	income	income

Balance, December 31, 2001	573,263.0	$2,866,315	$2,563,223	$(105,210)	$37,176
One for two share exchange	(286,631.5)	—	—	—	—
Net income	—	—	—	337,869	—	$337,869
Transfer to surplus	—	—	36,777	(36,777)	—
Unrealized gain (loss) on securities available for sale, net of income taxes of $27,987	—	—	—	—	56,011	56,011
Comprehensive income	—	—	—	—	—	$393,880

Cash dividend $0.067 per share	—	—	—	(68,791)	—

Balance, December 31, 2002	286,631.5	2,866,315	2,600,000	127,091	93,187

Capital Offering	299,000.0	2,990,000	3,924,156	—	—
Net income	—	—	—	470,262	—	$470,262
Unrealized gain (loss) on securities available for sale, net of income taxes of $87,823	—	—	—	—	(163,101)	(163,101)

Comprehensive income	—	—	—	—	—	$307,161

Exchange of $10 par value shares for $.01 par value shares	—	(5,850,459)	5,850,459	—	—
Stock split effected in the form of a 200% stock dividend	1,171,263.0	11,713	(11,713)	—	—
Cash dividend $0.075 per share	—	—	—	(80,257)	—

Balance, December 31, 2003	1,756,894.5	$17,569	12,362,902	517,096	(69,914)
Net income	—	—	—	816,641	—	$816,641
Unrealized gain (loss) on securities available for sale, net of income taxes of $11,024	—	—	—	—	(20,472)	(20,472)
Comprehensive income	—	—	—	—	—	$796,169

Cash dividend $0.10 per share	—	—	—	(213,032)	—
Stock options exercised	19,500	195	83,327	—	—

Balance, December 31, 2004	1,776,394.5	$17,764	$12,446,229	$1,120,705	$(90,386)

The accompanying notes are an integral part of these financial statements

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Cash Flows

Years Ended December 31,	2004	2003	2002

Cash flows from operating activities
Interest received	$4,722,940	$4,041,277	$3,794,112
Fees and commissions received	554,201	448,720	402,971
Interest paid	(1,139,764)	(1,359,219)	(1,488,018)
Cash paid to suppliers and employees	(2,668,340)	(2,172,857)	(2,038,914)
Income taxes paid	(400,677)	(101,064)	(170,602)

	1,068,360	856,857	499,549

Cash flows from investing activities
Purchase of investment securities
Held to maturity	(842,422)	(2,504,375)	(4,351,767)
Available for sale	(1,253,113)	(15,888,784)	(14,508,839)
Proceeds from disposal of investment securities
Held to maturity at maturity or call	440,000	4,000,000	2,700,000
Held to maturity sold	—	1,040,000	—
Available for sale at maturity or call	2,983,820	11,464,166	12,247,933
Available for sale sold	—	1,249,275	1,036,875
Loans made, net of principal collected	(22,081,500)	(16,583,046)	(9,385,288)
Purchase of equity securities	(261,500)	(444,700)	(6,950)
Investment in real estate, LLC	(550,000)	—	—
(Purchase) redemption of certificates of deposit	400,000	(100,000)	(600,000)
Purchase of premises and equipment and software	(221,166)	(544,253)	(302,498)
Proceeds from sale of premises and equipment	21,000	—	10,500

	(21,364,881)	(18,311,717)	(13,160,034)

Cash flows from financing activities
Net increase (decrease) in
Time deposits	11,162,317	(910,139)	2,365,583
Other deposits	8,477,720	7,978,892	9,053,865
Net change in borrowed funds	3,637,012	3,000,000	—
Proceeds from stock options exercised	73,200	—	—
Proceeds from stock offering	—	6,914,156	—
Dividends paid	(213,032)	(80,257)	(68,791)

	23,137,217	16,902,652	11,350,657

Net increase (decrease) in cash and cash equivalents	2,840,696	(552,208)	(1,309,828)

Cash and cash equivalents at beginning of year	6,479,947	7,032,155	8,341,983

Cash and cash equivalents at end of year	$9,320,643	$6,479,947	$7,032,155

The accompanying notes are an integral part of these financial statements

Old Line Bancshares, Inc. & Subsidiary
Consolidated Statements of Cash Flows

Years Ended December 31,	2004	2003	2002

Reconciliation of net income to net cash provided by operating activities
Net income	$816,641	$470,262	$337,869

Adjustments to reconcile net income to net cash provided by operating activities

Depreciation and amortization	149,709	152,312	118,334
Provision for loan losses	220,000	162,000	144,000
Loss (gain) on disposal of securities	—	(88,359)	(36,875)
(Gain) loss on sale of equipment	964	—	(1,471)
Change in deferred loan fees net of costs	(125,700)	(37,858)	(84,382)
Amortization of premium and discounts	8,847	30,963	14,724
Deferred income taxes	(16,774)	(7,123)	19,098
Increase (decrease) in accrued interest payable and other liabilities	89,808	115,310	(2,964)
Decrease (increase) in accrued interest receivable and other assets	(75,135)	59,350	(8,784)

	$1,068,360	$856,857	$499,549

The accompanying notes are an integral part of these financial statements

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
1.	Organization

Old Line Bancshares, Inc. (“Bancshares”) was incorporated under the laws of the State of Maryland on April 11, 2003 to serve as the holding company of Old Line Bank (“Bank”). On May 22, 2003, the stockholders of Old Line Bank approved an Agreement and Plan of Reorganization and Articles of Share Exchange pursuant to which (i) Old Line Bank would become a wholly-owned subsidiary of Old Line Bancshares, Inc., and (ii) each outstanding share (or fraction thereof) of Old Line Bank common stock would be converted into one share (or fraction thereof) of Old Line Bancshares, Inc. common stock, and the former holders of Old Line Bank common stock would become the holders of all the outstanding shares of Old Line Bancshares, Inc. common stock. The reorganization became effective at 12:01 a.m. on September 15, 2003.

The reorganization was accounted for in a manner similar to that for a pooling of interests. Under this accounting treatment, the net assets and liabilities of Old Line Bank were recorded as the asset of Old Line Bancshares, Inc. (investment in subsidiary) at book value, and the stockholders’ equity account of Old Line Bancshares, Inc. equals the stockholders’ equity account of Old Line Bank. As part of this reorganization, $500,000 was transferred from Old Line Bank to fund the expenses associated with the holding company formation and other anticipated holding company expenses.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation-The accompanying consolidated financial statements include the activity of Old Line Bancshares, Inc. and its wholly owned subsidiary, Old Line Bank. All significant intercompany transactions and balances have been eliminated in consolidation.

Business-Old Line Bank is a full service commercial bank operating in the suburban Maryland (Washington, D.C. suburbs) counties of Prince George’s and Charles. The Bank offers deposit services and loans to individuals, small businesses, associations and government entities. Other services include direct deposit of payroll and social security checks, automatic drafts from accounts, automated teller machine services, cash management services, safe deposit boxes, money orders and travelers cheques. The Bank also offers credit card services.

Use of estimates-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

Cash and cash equivalents-For purposes of the consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment securities-As securities are purchased, management determines if the securities should be classified as held to maturity, available for sale or trading. Securities which management has the intent and ability to hold to maturity are recorded at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses included in stockholders’ equity on an after tax basis. Management has not identified any investment securities as trading.

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
2.	Summary of Significant Accounting Policies (Continued)

In the second quarter of 2003, Old Line Bank sold $1 million in investments that were previously classified as held-to-maturity. As required under Statement of Financial Accounting Standards (SFAS) No. 115, all securities held at that time and previously classified as held to maturity were reclassified as available-for-sale.

Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Stock options-The Company accounts for stock options under Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Options Issued to Employees in accounting for the stock options. Accordingly, no compensation has been recognized for the stock options granted. SFAS No. 123, Accounting for Stock-Based Compensation was issued in October, 1995 to establish accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 requires measurement of compensation expense provided by stock-based plans using a fair value based method of accounting, and recognition of compensation expense in the statement of income or disclosure in the notes to the financial statements.

Had compensation been determined in accordance with the provisions of SFAS No. 123, the Bank’s net income and earnings per share would have been reduced to the following pro forma amounts:

December 31,	2004	2003	2002
Net income
As reported	$816,641	$470,262	$337,869
Stock-based employee compensation expense	(59,200)	(35,770)	(8,556)
Income tax benefit of employee compensation expense	22,863	13,814	3,304

Pro forma	$780,304	$448,306	$332,617

Basic earnings per share
As reported	$0.38	$0.29	$0.33
Pro forma	0.37	0.27	0.32
Diluted earnings per share
As reported	$0.38	$0.28	$0.32
Pro forma	0.36	0.27	0.32
Bank premises and equipment-Bank premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method.
Investment in real estate LLC-On July 22, 2004, Bancshares executed an Operating Agreement as a member to establish Pointer Ridge Office Investment, LLC (“Pointer Ridge”). The purpose of Pointer Ridge is to acquire, own, hold for profit, sell, assign, transfer, operate, lease, develop, mortgage, refinance, pledge and otherwise deal with real property located at the intersection of Pointer Ridge Road and Route 301 in Bowie, Md. Pointer Ridge has acquired the property and intends to construct a commercial office building. Bancshares plans to lease approximately 50% of this building for its main office and a branch of Old Line Bank. Bancshares ownership percentage is 50% and four other members hold the remaining 50% ownership. Bancshares records this investment on the equity method.
Foreclosed real estate-Real estate acquired through foreclosure is recorded at the lower of cost or fair market value on the date acquired. Losses incurred at the time of acquisition of the property are charged to the allowance for loan losses. Subsequent reductions in the estimated value of the property are included in non-interest expense.

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
2.	Summary of Significant Accounting Policies (Continued)

Advertising-Advertising costs are expensed over the life of ad campaigns. General purpose advertising is charged to expense as incurred.

Loans and allowance for loan losses-Loans are stated at face value plus deferred origination costs, less deferred origination fees and the allowance for loan losses.

Interest on loans is accrued based on the principal amounts outstanding. Origination fees and costs are amortized to income over the terms of the loans using an approximate interest method. The accrual of interest is discontinued when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full.

Loans are considered impaired when, based on current information, management considers it unlikely that the collection of principal and interest payments will be made according to contractual terms.

Generally, loans are not reviewed for impairment until the accrual of interest has been discontinued. If collection of principal is evaluated as doubtful, all payments are applied to principal.

The allowance for loan losses represents an amount which, in management’s judgment, will be adequate to absorb probable losses on existing loans and other extensions of credit that may become uncollectible. Management’s judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrowers’ ability to pay, overall portfolio quality, and review of specific problem areas. If the current economy or real estate market were to suffer a severe downturn, the estimate for uncollectible accounts would need to be increased. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.

Income taxes-The provision for income taxes includes taxes payable for the current year and deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax expense and tax benefits are allocated to the Bank and Bancshares based on their proportional share of taxable income.

Earnings per share-Basic earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding giving retroactive affect to the stock dividends.

Diluted earnings per share are calculated including the average dilutive common stock equivalents outstanding during the period. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

December 31,	2004	2003	2002

Weighted average number of shares	2,127,837.4	1,636,426.8	1,031,873.4
Dilutive average number of shares	36,078.0	37,933.2	17,010.0

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
2.	Summary of Significant Accounting Policies (Continued)

Comprehensive income-Comprehensive income includes net income and the unrealized gain (loss) on investment securities available for sale net of related income taxes.

Reclassifications-Management has re-classified revenue from advances on construction loans to interest revenue. In 2005, management determined that this revenue relates more to the use of funds than to the commitment to make such funds available. The amounts reclassified were $71,598, $63,662, and $31,707 for the years ended December 31, 2004, 2003, and 2002. Per share information has been restated to give effect to the 20% stock dividend paid in March 2005.

3.	Cash and Equivalents

The Bank may carry balances with other banks that exceed the federally insured limit. The average balance in 2004, 2003 and 2002 did not exceed the federally insured limit. The Bank also sells federal funds on an unsecured basis to the same banks. The average balance sold was $4,055,755, $7,990,556, and $6,809,790 in 2004, 2003, and 2002, respectively.

Banks are required to carry non-interest-bearing cash reserves at specified percentages of deposit balances. The Bank’s normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
4.	Investment Securities

Investment securities are summarized as follows:

	Amortized	Unrealized	Unrealized	Fair
December 31, 2004	cost	gains	losses	value

Available for sale
U. S. Treasury	$1,997,721	$—	$(17,408)	$1,980,313
U. S. government agency	7,885,261	191	(107,612)	7,777,840
State, county, and municipal	3,314,167	30,341	(22,006)	3,322,502
Mortgage-backed	2,556,491	749	(25,484)	2,531,756

	$15,753,640	$31,281	$(172,510)	$15,612,411

Held to maturity
U. S. Treasury	$2,002,773	$7,567	$(12,449)	$1,997,891
State, county, and municipal	201,517	—	(4,702)	196,815

	$2,204,290	$7,567	$(17,151)	$2,194,706

December 31, 2003

Available for sale
U. S. Treasury	$1,497,209	$5,837	$—	$1,503,046
U. S. government agency	9,379,090	12,606	59,491	9,332,205
State, county, and municipal	3,067,857	49,763	19,182	3,098,438
Mortgage-backed	3,547,095	3,105	102,370	3,447,830

	$17,491,251	$71,311	$181,043	$17,381,519

Held to maturity
U. S. Treasury	$1,803,812	$7,569	$—	$1,811,381

December 31, 2002

Available for sale
U. S. government agency	$8,000,000	$74,843	$—	$8,074,843
State, county, and municipal	1,485,996	15,527	29,935	1,471,588
Mortgage-backed	3,760,365	82,899	2,142	3,841,122

	$13,246,361	$173,269	$32,077	$13,387,553

Held to maturity
U. S. government agency	$5,000,000	$104,192	$—	$5,104,192
State, county, and municipal	351,588	9,668	—	361,256

	$5,351,588	$113,860	$—	$5,465,448

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
4.	Investment Securities (Continued)

The table below summarizes investment securities with unrealized losses as of December 31, 2004:

	Fair	Unrealized
December 31, 2004	Value	Losses

Losses less than 12 months
U.S. Treasury	$3,471,328	$29,857
U.S. government agency	6,790,038	95,223
State, county, and municipal	942,771	14,175
Mortgage-backed	1,695,115	24,139

Total less than 12 months	$12,899,252	$163,394

Losses greater than 12 months
U.S. Treasury	$—	$—
U.S. government agency	487,611	12,389
State, county, and municipal	388,068	12,533
Mortgage-backed	418,528	1,345

Total greater than 12 months	$1,294,207	$26,267

Total losses
U.S. Treasury	$3,471,328	$29,857
U.S. government agency	7,277,649	107,612
State, county, and municipal	1,330,839	26,708
Mortgage-backed	2,113,643	25,484

Total losses	$14,193,459	$189,661

All unrealized losses on securities as of December 31, 2004 are considered to be temporary losses because each security will be redeemed at face value at or prior to maturity. In most cases, a temporary impairment in value is caused by market interest rate fluctuations. The Bank has the intent and the ability to hold these securities until recovery or maturity.

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
4.	Investment Securities (Continued)

There were no sales of securities in 2004. During 2003 and 2002 proceeds from sales of investment securities were $2,289,275, and $1,036,875 resulting in gross gains of $88,359, and $36,875, respectively. The unrealized gain on investment securities included in comprehensive income is reported net of these realized gains.
          Contractual maturities and pledged securities at December 31, 2004, 2003, and 2002, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
December 31, 2004	cost	value	cost	value

Maturing
Within one year	$575,557	$575,035	$—	$—
Over one to five years	11,789,877	11,668,087	2,002,773	1,997,892
Over five years	3,388,206	3,369,289	—	—
Over ten years	—	—	201,517	196,814

	$15,753,640	$15,612,411	$2,204,290	$2,194,706

Pledged securities	$12,824,536	$12,686,914

December 31, 2003

Maturing
Within one year	$1,091,411	$997,674	$299,475	$299,662
Over one to five years	9,723,800	9,735,006	1,504,337	1,511,719
Over five years	6,676,040	6,648,839	—	—

	$17,491,251	$17,381,519	$1,803,812	$1,811,381

Pledged securities	$7,498,999	$7,450,798

December 31, 2002

Maturing
Within one year	$1,496,969	$1,515,646	$—	$—
Over one to five years	8,145,105	8,269,934	2,500,000	2,529,575
Over five years	3,604,287	3,601,973	2,851,588	2,935,873

	$13,246,361	$13,387,553	$5,351,588	$5,465,448

Pledged securities	$3,000,000	$3,042,987	$1,500,000	$1,578,819

Securities are pledged to secure a line of credit from the Federal Home Loan Bank.

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
5.	Credit Commitments

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of customers. These financial instruments include commitments to extend credit, available credit lines and standby letters of credit.

December 31,	2004	2003	2002

Commitments to extend credit and available credit lines:
Commercial	$2,895,972	$1,394,609	$2,385,000
Real estate-undisbursed development and construction	7,418,916	3,931,474	3,581,606
Real estate-undisbursed home equity lines of credit	3,426,235	2,686,224	3,891,297

	$13,741,123	$8,012,307	$9,857,903

Standby letters of credit	$1,307,459	$316,705	$275,290

Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have variable interest rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time. Letters of credit are commitments issued to guarantee the performance of a customer to a third party.
The Bank’s exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. Management is not aware of any accounting loss it would incur by funding its outstanding commitments.

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
6.	Loans

Major classifications of loans are as follows:

December 31,	2004	2003	2002

Real estate
Commercial	$34,299,921	$26,858,597	$16,697,757
Construction	6,550,550	1,761,724	878,617
Residential	8,530,410	3,641,498	2,884,431
Commercial	11,190,012	8,250,958	6,156,267
Installment	21,355,734	19,355,178	16,665,758

	81,926,627	59,867,955	43,282,830
Allowance for loan losses	(744,862)	(547,690)	(389,553)
Net deferred loan fees and (costs)	323,125	197,425	165,509

	$81,504,890	$59,517,690	$43,058,786

The maturity and rate repricing distribution of the loan portfolio follows:

December 31,	2004	2003	2002

Maturing within one year	$34,943,883	$22,589,080	$10,347,276
Maturing over one to five years	22,861,858	14,373,242	13,287,123
Maturing over five years	24,120,886	22,905,633	19,648,431

	$81,926,627	$59,867,955	$43,282,830

No loans were 90 days or more past due or considered impaired at December 31, 2004, 2003 or December 31, 2002.
Transactions in the allowance for loan losses were as follows:

December 31,	2004	2003	2002

Beginning balance	$547,690	$389,553	$268,806
Provisions charged to operations	220,000	162,000	144,000
Recoveries	16,179	12,691	12,495

	783,869	564,244	425,301
Loans charged off	39,007	16,554	35,748

Ending balance	$744,862	$547,690	$389,553

The Bank makes loans to customers located in the Maryland suburbs of Washington D.C. Although the loan portfolio is diversified, the regional economy will influence its performance.

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
7.	Restricted Equity Securities

Restricted equity securities were as follows:

December 31,	2004	2003	2002

Federal Reserve Bank stock	$356,450	$356,450	$161,750
Atlantic Central Bankers Bank stock	12,000	12,000	12,000
Federal Home Loan Bank stock	511,500	350,000	200,000
Maryland Financial Bank stock	200,000	100,000	—

Total	$1,079,950	$818,450	$373,750

8.	Bank Premises and Equipment

A summary of bank premises and equipment and the related depreciation follows:

December 31,	Useful lives	2004	2003	2002

Land		$487,673	$487,673	$390,000
Building	50 years	1,264,831	1,201,361	1,135,350
Leasehold improvements	5-30 years	523,019	469,144	255,754
Furniture and equipment	5-7 years	767,515	738,372	629,953

		3,043,038	2,896,550	2,411,057
Accumulated depreciation		690,690	616,881	490,814

Net bank premises and equipment		$2,352,348	$2,279,669	$1,920,243

Depreciation expense		$123,673	$126,067	$98,346

Computer software included in other assets, and related amortization, are as follows:

Cost	5 years	$201,436	$198,586	$139,826
Accumulated amortization		148,103	122,066	95,821

Net computer software		$53,333	$76,520	$44,005

Amortization expense		$26,036	$26,245	$19,988

9.	Deposits

Major classifications of interest bearing deposits are as follows:

December 31,	2004	2003	2002

Money market and NOW	$16,475,269	$13,834,126	$15,052,542
Savings	10,652,997	10,338,384	8,428,891
Other time — $100,000 and over	17,269,348	7,669,333	7,324,067
Other time	19,143,186	17,580,884	18,836,289

	$63,540,800	$49,422,727	$49,641,789

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
9.	Deposits (Continued)

Time deposits mature as follows:

December 31,	2004	2003	2002

Within one year	$10,636,468	$13,291,356	$9,946,325
Over one to two years	9,445,817	6,097,076	10,375,593
Over two to three years	5,430,631	3,160,300	4,683,713
Over three to four years	10,899,618	1,008,669	247,247
Over four to five years	—	1,692,816	907,478

	$36,412,534	$25,250,217	$26,160,356

Interest on deposits for the years ended December 31, 2004, 2003, and 2002 consisted of the following:

December 31,	2004	2003	2002

Money market and NOW	$81,213	$74,869	$77,414
Savings	51,648	59,969	80,250
Time deposits — $100,000 and over	358,154	290,451	295,294
Other time deposits	442,543	638,110	849,140

	$933,557	$1,063,399	$1,302,098

10.	Short-Term Borrowings

The Bank has available lines of credit including overnight federal funds and reverse repurchase agreements from its correspondent bank totaling $9,500,000 as of December 31, 2004. The Bank has an additional secured line of credit from the Federal Home Loan Bank of Atlanta (FHLB) of $22,713,000 of which the Bank had borrowed $7,000,000 as of December 31, 2004 as outlined below.

Short-term borrowings consist of promissory notes sold to the Bank’s customers and federal funds purchased. The short-term promissory notes are sold to the Bank’s customers, reprice daily and have maturities of 270 days or less. Federal funds purchased are unsecured, overnight borrowings from other financial institutions.

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
10.	Short-Term Borrowings (Continued)

Information relating to short-term borrowings is a follows:

December 31,	2004		2003		2002
	Amount	Rate	Amount	Rate	Amount	Rate

Amount outstanding at year-end
Short-term promissory notes	$3,637,012	0.77%	$—		$—
FHLB federal funds purchased	1,000,000	1.64%	3,000,000	1.24%	—

Total	4,637,012		3,000,000		—

Average for the Year
Short-term promissory notes	115,320	0.74%	—		—
FHLB federal funds purchased	85,117	1.74%	53,425	1.00%	8,219	2.06%

Total	$200,437		$53,425		$8,219

11.	Long-Term Borrowings

At December 31, 2004, the Bank had two long-term advances from the Federal Home Loan Bank (FHLB) totaling $6,000,000.

The 1.79% FHLB borrowings in the amount of $2,000,000 are due March 17, 2009. Interest is payable March 17, June 17, September 17 and December 17, of each year. Effective March 16, 2006 and any payment date thereafter, the FHLB has the option to convert the interest rate into a three (3) month LIBOR based floating rate.

The 4.80% FHLB borrowings in the amount of $4,000,000 are due on January 3, 2011. Interest is payable January 3, April 3, July 3, and October 3 of each year. Effective January 3, 2002 and any payment date thereafter, the FHLB has the option to convert the interest rate into a three (3) month LIBOR based floating rate.

December 31,	2004		2003		2002
	Amount	Rate	Amount	Rate	Amount	Rate

Amount outstanding at year-end
FHLB advance due 2009	$2,000,000	1.79%	$—		$—
FHLB advance due 2011	4,000,000	4.80%	4,000,000	4.80%	4,000,000	4.80%

Total	6,000,000		4,000,000		4,000,000

Average for the Year
FHLB advance due 2009	1,836,066	1.78%	—		—
FHLB advance due 2011	4,000,000	4.80%	4,000,000	4.80%	4,000,000	4.80%

Total	5,836,066		$4,000,000		$4,000,000

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
12.	Related Party Transactions

The Bank has entered into various transactions with firms in which owners are also members of the Board of Directors. Fees charged for these services are at similar rates charged by unrelated parties for similar work. Amounts paid to these related parties totaled $6,886, $10,159, and $18,175 during the years ended December 31, 2004, 2003, and 2002, respectively. Bancshares has a $550,000 investment in Pointer Ridge. Frank Lucente, a director of Bancshares and the Bank, controls twenty five percent of Pointer Ridge.

Loans made to officers and directors or their affiliated companies totaled $2,888,793, $1,959,356, and $1,484,469, at December 31, 2004, 2003, and 2002, respectively. The directors and officers and their affiliated companies maintained deposits with the Bank of $7,992,743, $6,149,089, and $9,348,805 at December 31, 2004, 2003, and 2002, respectively. In the opinion of management, these transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties.

The schedule below summarizes changes in amounts of loans outstanding to executive officers and directors or their affiliated companies:

December 31,	2004	2003

Balance at beginning of year	$1,959,356	$1,484,469
Additions	2,661,910	3,486,164
Repayments	(1,732,473)	(3,011,277)

Balance at end of year	$2,888,793	$1,959,356

13.	Income Taxes

The components of income tax are as follows:

December 31,	2004	2003	2002

Current
Federal	$386,878	$203,708	$145,786
State	68,099	28,031	—

	454,977	231,739	145,786
Deferred	(16,774)	(7,123)	19,098

	$438,203	$224,616	$164,884

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
13.	Income Taxes (Continued)

The components of the deferred income taxes are as follows:

December 31,	2004	2003	2002

Provision for loan losses	$(75,849)	$(75,018)	$(41,054)
Organizational costs	5,897	(28,013)	—
Deferred loan origination fees and cost, net	38,251	34,951	31,311
Depreciation	14,927	60,957	(753)
Operating loss carryover	—	—	29,594

	$(16,774)	$(7,123)	$19,098

The components of the net deferred tax assets are as follows:

December 31,	2004	2003	2002

Deferred tax assets
Allowance for loan losses	$253,337	$177,488	$102,470
Organization costs	22,116	28,013	—
Net unrealized loss on securities available for sale	50,842	39,818	—
Net operating loss carryforward	—	—	—

	326,295	245,319	102,470

Deferred tax liabilities
Deferred loan origination costs	137,022	98,771	63,820
Depreciation	100,550	85,623	24,666
Net unrealized gain on securities available for sale	—	—	48,005

	237,572	184,394	136,491

Net deferred tax asset (liability)	$88,723	$60,925	$(34,021)

          The differences between the federal income tax rate of 34 percent and the effective tax rate for the Bank are reconciled as follows:

December 31,	2004	2003	2002

Statutory federal income tax rate	34.0%	34.0%	34.0%
Increase (decrease) resulting from
State income taxes, net of federal income tax benefit	3.1	1.9	—
Tax exempt income	(2.6)	(3.9)	(1.3)
Nondeductible expenses	0.3	0.3	0.1
Other	0.1	—	—

Effective tax rate	34.9%	32.3%	32.8%

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
14.	Retirement Plan

The Bank maintains a 401(k) profit sharing plan for employees who meet the eligibility requirements set forth in the plan. Pursuant to the plan, which was amended in March 2003 and effective January 1, 2003, the Bank matches the first 3% of employee contributions to the plan and 50% of the next 2% of employee contributions, for a maximum required contribution of 4% of employee eligible compensation. This plan, which covers substantially all employees, allows for elective employee deferrals. The Bank’s contributions to the plan for 2004, 2003, and 2002, were $42,623, $37,716, and $14,255, respectively.

15.	Capital Standards The Federal Deposit Insurance Corporation has adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. As of December 31, 2004, 2003, and 2002, the capital ratios and minimum capital requirements are as follows:

			Minimum capital		To be well
(in thousands)	Actual		adequacy		capitalized
December 31, 2004	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital (to risk-weighted assets)
Consolidated	$14,330	16.3%	$7,050	8.0%	$8,813	10.0%
Old Line Bank	$13,662	15.5%	$7,050	8.0%	$8,813	10.0%
Tier 1 capital (to risk-weighted assets)
Consolidated	$13,585	15.4%	$3,525	4.0%	$5,288	6.0%
Old Line Bank.	$12,917	14.7%	$3,525	4.0%	$5,288	6.0%
Tier 1 capital (to average assets)
Consolidated	$13,585	12.7%	$4,272	4.0%	$5,340	5.0%
Old Line Bank	$12,917	12.1%	$4,257	4.0%	$4,407	5.0%

December 31, 2003

Total capital (to risk-weighted assets)
Consolidated	$13,445	20.2%	$5,326	8.0%	$6,657	10.0%
Old Line Bank	$13,002	19.6%	$5,312	8.0%	$6,639	10.0%
Tier 1 capital (to risk-weighted assets)
Consolidated	$12,898	19.4%	$2,663	4.0%	$3,994	6.0%
Old Line Bank.	$12,455	18.8%	$2,656	4.0%	$3,984	6.0%
Tier 1 capital (to average assets)
Consolidated	$12,898	14.7%	$3,514	4.0%	$4,392	5.0%
Old Line Bank	$12,455	14.2%	$3,506	4.0%	$4,383	5.0%

December 31, 2002

Total capital (to risk-weighted assets)
Old Line Bank	$5,983	11.7%	$4,091	8.0%	$5,114	10.0%
Tier 1 capital (to risk-weighted assets)
Old Line Bank	$5,593	10.9%	$2,052	4.0%	$3,079	6.0%
Tier 1 capital (to average assets)
Old Line Bank	$5,593	7.9%	$2,832	4.0%	$3,540	5.0%

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
15.	Capital Standards (Continued)

Tier 1 capital consists of common stock, surplus, and undivided profits. Total capital includes a limited amount of the allowance for loan losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

Failure to meet the capital requirement could affect the Bank’s ability to pay dividends and accept deposits and may significantly affect the operations of the Bank.

In the most recent regulatory report, the Bank was categorized as well capitalized under the prompt corrective action regulations. Management knows of no events or conditions that should change this classification.

16.	Commitments and Contingencies

The Bank leases three branch locations under operating lease agreements expiring through 2015. Each of the leases provides extension options. The approximate future minimum lease commitments under the operating leases as of December 31, 2004, are as follows:

Year	Amount
2005	$78,551
2006	145,736
2007	157,406
2008	162,371
2009	142,471
Remaining	577,434

$1,263,969

Rent expense was $74,463, $81,056, and $83,651 for the years ended December 31, 2004, 2003, and 2002, respectively.
In the normal course of business the Bank is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Bank’s financial statements.

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
17.	Fair Value of Financial Instruments
The estimated fair values of financial instruments equal the carrying value of the instruments except as noted.
Time Deposits-The fair value of time deposits with other banks is an estimate by discounting future cash flows using current rates offered for deposits of similar remaining maturities.
Investment Securities-The fair values of investment securities available for sale and held to maturity are based upon quoted market prices or dealer quotes.
Loans-The fair value of loans is an estimate determined by discounting future cash flows using current rates for which similar loans would be made to borrowers with similar credit histories.
Deposits-The fair value of demand deposits and savings accounts is the amount payable on demand. The fair value of fixed maturity certificates of deposit is an estimate using the rates currently offered for deposits of similar remaining maturities.
Borrowed funds-The fair value of long-term FHLB advances is estimated by discounting the value of contractual cash flows using rates currently offered for advances with similar terms and remaining maturities.

	December 31, 2004		December 31, 2003		December 31, 2002
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	value	amount	value	amount	value

Financial assets
Time deposits	$300,000	$301,469	$700,000	$713,092	$600,000	$624,920
Investment securities	17,816,701	17,807,117	19,185,331	19,192,900	18,739,141	18,853,001
Loans	81,504,890	81,800,291	59,517,690	60,257,105	43,058,786	44,440,324

Financial liabilities
Interest bearing deposits	$63,540,800	$63,618,816	$49,422,727	$50,097,561	$49,641,789	$50,727,499
Long term borrowings	6,000,000	6,024,540	4,000,000	4,150,607	4,000,000	4,172,581

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
18.	Other Operating Expenses
Other operating expenses that are over 1% of gross revenues are as follows:

Year Ended December 31,	2004	2003	2002

Director fees	$93,359	$53,499	$38,200
Branch security costs	34,042	58,726	28,078
Audit & exam fees	60,000	74,884	40,200
Organizational & legal expenses	41,673	86,726	25,162
Other	466,830	344,379	372,238

Total	$695,904	$618,214	$503,878

19.	Parent Company Financial Information

The balance sheet, statement of income, and statement of cash flows for Old Line Bancshares, Inc. (Parent Company) follow:

Old Line Bancshares, Inc.
Balance Sheet
December 31,	2004	2003

Assets
Cash and due from banks	$47,715	$113,908
Investment securities held to maturity	—	299,475
Investment in Pointer Ridge, LLC	550,000	—
Investment in Old Line Bank	12,826,689	12,384,821
Deferred income taxes	22,116	28,013
Other assets	47,912	1,437

	$13,494,432	$12,827,654

Liabilities and Stockholders’ Equity
Accounts payable	$120	$—

Stockholders’ equity
Common stock, par value $.01 per share; authorized 5,000,000 shares; issued and outstanding 1,776,394.5 in 2004, and 1,756,894.5 in 2003.	$17,764	$17,569
Paid-in-capital	12,446,229	12,362,902
Retained earnings	1,120,705	517,097

	13,584,698	12,897,568
Accumulated other comprehensive income	(90,386)	(69,914)

	13,494,312	12,827,654

	$13,494,432	$12,827,654

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
19.	Parent Company Financial Information (Continued)

Old Line Bancshares, Inc
Statement of Income
Year Ended December 31,	2004	2003

Interest and dividend revenue
Distribution from bank	$413,032	$—
U.S. Treasury securities	602	109
Certificates of deposit	4,910	—

Total interest and dividend revenue	418,544	109

Operating Expenses
Organizational expense	—	86,726
Other operating	94,499	—

Total operating expenses	94,499	86,726

Income before income taxes	324,045	(86,617)
Income tax benefit	(30,256)	(29,450)

	354,301	(57,167)

Undistributed net income of bank	462,340	527,429

Net income	$816,641	$470,262

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
19.	Parent Company Financial Information (Continued)

Old Line Bancshares, Inc.
Statement of Cash Flows
Years Ended December 31,	2004	2003

Cash flows from operating activities
Interest and dividends received	$417,892	$—
Cash paid for operating expenses	(94,379)	(86,726)

	323,513	(86,726)

Cash flows from investing activities
Purchase of investment securities held to maturity	(139,874)	(499,366)
Proceeds from maturity of investment securities held to maturity	440,000	200,000
Purchase (redemption) of certificates of deposit	—	—
Investment in real estate, LLC	(550,000)	—

	(249,874)	(299,366)

Cash flows from financing activities
Proceeds from stock options exercised	73,200	—
Dividends paid	(213,032)	—
Cash from Bank at reorganization	—	500,000

	(139,832)	113,908

Net increase (decrease) in cash	(66,193)	113,908

Cash and cash equivalents at beginning of year	113,908	—

Cash and cash equivalents at end of year	$47,715	$113,908

Reconciliation of net income to net cash provided by operating activities
Net income	$816,641	$470,262
Adjustment to reconcile net income to net cash used in operating activities
Undistributed net income of subsidiary	(462,340)	(527,429)
Accretion of discount on debt securities	(652)	(109)
(Increase) decrease in deferred income taxes	5,897	(28,013)
Increase in other liabilities	120	—
Increase in other assets	(36,153)	(1,437)

	$323,513	$(86,726)

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
20.	Stockholder’s Equity

Stock Options

A summary of the status of the outstanding options follows:

	2004		2003		2002
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of shares	exercise price	of shares	exercise price	of shares	exercise price

Outstanding, beginning of year	107,100	$4.93	88,200	$3.81	74,700	$3.76
Options granted	30,720	9.83	18,900	9.58	13,500	4.94
Options exercised	(23,400)	3.13	—	—	—	—
Options expired	—	—	—	—	—	—

Outstanding, end of year	114,420	$6.62	107,100	$4.93	88,200	$3.81

	Outstanding options			Options exercisable
		Weighted	Weighted		Weighted
	Number	average	average	Number	average
Exercise	outstanding at	remaining	exercise	outstanding at	exercise
price	December 31, 2004	term	price	December 31, 2004	price
$3.33-$4.17	22,500	5.36 years	$3.43	22,500	$3.43
$4.18-$5.00	42,300	5.47 years	4.65	42,300	4.65
$9.58-$10.00	49,620	9.50 years	9.73	43,020	9.83

	114,420	7.36 years	$6.62	107,820	$6.42

The weighted average fair value of options granted during 2004, 2003, and 2002, has been estimated using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Dividend yield	1.02%	0.81%	1.37%
Risk-free interest rate	4.22%	3.27%	3.00%
Expected volatility	25.10%	25.10%	21.37%
Expected life in years	10	10	10
Preferred stock
Bancshares is authorized to issue up to 1,000,000 shares of preferred stock with a par value of one cent per share.

Old Line Bancshares, Inc. & Subsidiary
Notes to Financial Statements
(Continued)
21.	Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations
Three months ended

	December 31,	September 30,	June 30,	March 31,
	(Dollars in thousands except per share data)
2004
Interest income	$1,366	$1,283	$1,130	$1,111
Interest expense	312	288	283	280
Net interest income	1,054	995	847	831
Provision for loan losses	45	85	45	45
Net income	248	239	150	180
Earnings per share-basic	0.12	0.11	0.07	0.08
Earnings per share-diluted	0.12	0.11	0.07	0.08

2003
Interest income	$1,066	$1,045	$974	$973
Interest expense	279	311	328	341
Net interest income	787	734	646	632
Provision for loan losses	36	48	42	36
Net income	132	76	135	127
Earnings per share-basic	0.07	0.03	0.12	0.13
Earnings per share-diluted	0.06	0.03	0.12	0.12

2002
Interest income	$951	$984	$959	$894
Interest expense	358	379	380	380
Net interest income	593	605	579	514
Provision for loan losses	36	42	36	30
Net income	79	82	91	86
Earnings per share-basic	0.08	0.08	0.09	0.08
Earnings per share-diluted	0.08	0.08	0.08	0.08

No one has been authorized to give any information or to make any representations in connection with the public offering, other than those contained in this prospectus. You may not assume that we have authorized any other information or representations. The delivery of this prospectus and the sale of our common stock does not mean that there has been no change in our affairs since the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any state where the offer or sale is not permitted.
2,096,538 Shares

PROSPECTUS

October 18, 2005
McKinnon &
Company, Inc.